UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 30, 2025
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the

First Quarter 2025 Report of UBS

Group AG, which appears immediately following
this page.

UBS

Group
First quarter

2025 report

Corporate calendar UBS Group
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at
ubs.com/global/en/investor-relations/events/calendar.html
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Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2025. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS

Group
4
Recent developments
7
Group performance
2.
UBS business divisions

and Group Items
17
Global Wealth Management
21
Personal & Corporate Banking
24
Asset Management
26
Investment Bank
28
Non-core and Legacy
29
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
31
Risk management and control
36
Capital management
46
Liquidity and funding management
47
Balance sheet and off-balance sheet
49
Share information and earnings per share
4.
Consolidated
financial statements
52
UBS Group AG interim consolidated
financial statements (unaudited)
Appendix
83
Alternative performance measures
87
Abbreviations frequently used in
our financial reports
89
Information sources
90
Cautionary statement

UBS Group first quarter 2025 report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group”, “we”,

“us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG”
Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG
“Credit Suisse Group“ and “Credit Suisse” Pre-acquisition Credit Suisse Group
“UBS Group AG”

UBS Group AG on a standalone basis
“UBS Switzerland AG” UBS Switzerland AG on a standalone basis
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards

or

in other

applicable regulations.

We

report

a

number of

APMs

in

the discussion

of

the
financial and

operating performance

of the

Group, our

business divisions

and Group

Items. We

use APMs

to provide
a

more

complete

picture of

our

operating performance

and

to

reflect

management’s view

of

the

fundamental
drivers

of

our

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented

under “Alternative performance measures”

in the

appendix to this

report. Our APMs

may
qualify

as

non-GAAP

measures

as

defined

by

US

Securities

and

Exchange

Commission

(SEC)

regulations.

Our
underlying results are APMs and are non-GAAP

financial measures.
›
Refer to the “Group performance” section of this report and to “Alternative performance measures” in the appendix to this report for additional information about underlying results
Significant regulated subsidiary and sub-group

information
Financial and regulatory key figures

for our significant regulated subsidiaries and sub-groups

will be published on
8 May 2025 and will be available under

“Holding company and significant

regulated subsidiaries and sub-groups”
at
ubs.com/investors
.

UBS Group first quarter 2025 report

Our key figures
Key figures
As of or for the quarter ended
USD m, except where indicated 31.3.25 31.12.24 31.3.24
1
Group results
Total revenues

12,557

11,635

12,739
Credit loss expense / (release)

100

229

106
Operating expenses

10,324

10,359

10,257
Operating profit / (loss) before tax

2,132

1,047

2,376
Net profit / (loss) attributable to shareholders

1,692

770

1,755
Diluted earnings per share (USD)
2

0.51

0.23

0.52
Profitability and growth
3,4
Return on equity (%)

7.9

3.6

8.2
Return on tangible equity (%)

8.5

3.9

9.0
Underlying return on tangible equity (%)
5,6

10.0

6.6

9.9
Return on common equity tier 1 capital (%)

9.6

4.2

9.0
Underlying return on common equity tier 1 capital (%)
5,6

11.3

7.2

9.9
Return on leverage ratio denominator, gross (%)

3.3

3.0

3.1
Cost / income ratio (%)

82.2

89.0

80.5
Underlying cost / income ratio (%)
5

77.4

81.9

77.2
Effective tax rate (%)

20.2

25.6

25.8
Net profit growth (%)

(3.6)
n.m.

70.6
Resources
3
Total assets

1,543,363

1,565,028

1,606,798
Equity attributable to shareholders

87,185

85,079

84,777
Common equity tier 1 capital
7

69,152

71,367

77,663
Risk-weighted assets
7

483,276

498,538

526,437
Common equity tier 1 capital ratio (%)
7

14.3

14.3

14.8
Going concern capital ratio (%)
7

18.2

17.6

17.7
Total loss-absorbing capacity ratio (%)
7

38.7

37.2

37.4
Leverage ratio denominator
7

1,561,583

1,519,477

1,599,646
Common equity tier 1 leverage ratio (%)
7

4.4

4.7

4.9
Liquidity coverage ratio (%)
8

181.0

188.4

220.2
Net stable funding ratio (%)

124.2

125.5

126.4
Other
Invested assets (USD bn)
4,9

6,153

6,087

5,848
Personnel (full-time equivalents)

106,789

108,648

111,549
Market capitalization
2,10

105,173

105,719

106,440
Total book value per share (USD)
2

27.35

26.80

26.44
Tangible book value per share (USD) 2

25.18

24.63

24.14
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
4

1.0

1.0

1.0
Cost of credit risk (bps)
4

7

15

7
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the

acquisition of the Credit Suisse Group”

in the “Consolidated financial statements” section

of the UBS Group Annual

Report
2024, available under

“Annual

reporting” at ubs.com/investors,

for more information

about the relevant

adjustments.

2 Refer to the

“Share information

and earnings per

share” section of

this report for

more
information.

3 Refer to the

“Targets,

capital guidance and

ambitions” section of

the UBS Group

Annual Report 2024,

available under “Annual

reporting” at ubs.com/investors,

for more information

about our
performance targets.

4 Refer to “Alternative

performance measures” in the appendix

to this report for the definition and

calculation method.

5 Refer to the “Group performance” section

of this report for more
information about underlying results.

6 In the second quarter of 2024, comparative-period information for the first quarter of 2024 has been restated to reflect the updated underlying tax impact.

7 Based on the
Swiss systemically relevant bank fram

ework. Refer to the “Capital management”

section of this report for more

information.

8 The disclosed ratios

represent quarterly averages for the

quarters presented and are
calculated based

on an

average of

62 data

points in

the first

quarter of

2025, 64

data points

in the

fourth quarter

of 2024

and 61

data points

in the

first quarter

of 2024.

Refer to

the “Liquidity

and funding
management” section of this report

for more information.

9 Consists of invested assets

for Global Wealth Management,

Asset Management (including

invested assets from associates)

and Personal &

Corporate
Banking. Refer to “Note 31 Invested assets and net new money” in the “Consolidated financial statements” section of the

UBS Group Annual Report 2024, available under “Annual

reporting” at ubs.com/investors,
for more information.

10 The calculation of market capitalization reflects total shares issued multiplied by the share price at the end of the period.

UBS Group first quarter 2025 report |
UBS Group | Recent developments

UBS Group
Management report
Recent developments
Integration of Credit Suisse
We continue to

be on track

to substantially

complete the

integration of

Credit Suisse

by the end

of 2026.

Our focus
currently remains on client account migrations

and infrastructure decommissioning.
We have

commenced our Swiss

business migrations and

are preparing for

the first

main wave,

which is

planned
for the second

quarter of 2025,

and we aim

to complete the

Swiss booking center

migrations by the

end of the
first

quarter

of

2026.

In

the

first

quarter

of

2025

we

completed

the

consolidation

of

our

branch

network

in
Switzerland,

and we have

merged 95 branches

with existing

branches since the

merger of UBS

Switzerland AG and
Credit Suisse (Schweiz) AG in July 2024.
In the

first quarter

of 2025,

we realized

an additional

USD 0.9bn in

gross cost

savings. Cumulative

gross cost

savings
at the end

of the first

quarter of 2025

amounted to USD 8.4bn

compared with the 2022

combined cost base of
UBS and Credit Suisse. This

represents around 65% of our

ambition to deliver around USD 13bn

in annualized exit
rate gross cost savings by the end of 2026.
As of 31 March 2025, our

Non-core and Legacy business division has

delivered a 60% reduction in risk-weighted
assets (RWA)

since the second

quarter of 2023.

We now aim

for Non-core and

Legacy’s credit

and market risk

RWA
to be below USD 8bn by the end of 2025

and we expect its operating expenses,

excluding litigation, to be around
USD 1.8bn in 2025.

In March 2025, we completed

the sale of Select

Portfolio Servicing, the US mortgage

servicing business of Credit
Suisse, which was

managed in Non-core and

Legacy. We recognized a

gain of USD 97m

upon the completion of
the transaction. The

completion of the

transaction also reduced the

Group’s RWA by

around USD 1.3bn and the
Group’s leverage ratio denominator by around

USD 1.7bn.
We

entered

into

an

agreement

in

October

2024

to

sell

to

American

Express

Swiss

Holdings

GmbH

(American
Express) its

50% interest

in Swisscard

AECS GmbH

(Swisscard), a

joint venture

in Switzerland

between UBS

and
American Express, subject to certain closing conditions.

Also in October 2024, we entered into an agreement

with
Swisscard

to

transition

the

Credit

Suisse-branded

card

portfolios

to

UBS.

In

January

2025,

we

completed

the
purchase of the

card portfolios, with

the actual client

migration expected to

take place over

the following quarters.
The two transactions

are expected to

result in similar profit

and loss effects

over the course

of 2025 and, therefore,
on a net basis are not expected to have a material impact for the Group.

In the first quarter of 2025, we recorded
an expense

of USD 180m

related to

the acquisition

of the

card portfolio

and a

gain of

USD 64m related

to our
investment in Swisscard, and we expect to record a gain on the completion of the sale of our interest in Swisscard
later in 2025.
Regulatory and legal developments
Developments in Switzerland aimed at strengthening

financial stability
Based on its report

on banking stability from April

2024, the Swiss Federal Council is

expected to launch a public
consultation on the implementation of its

proposed measures at the

ordinance level and present

its proposals for
legislative amendments to

the Swiss

Parliament in June

2025. The capital

treatment of foreign

participations will
be regulated

at the

legislative level, rather

than at

the ordinance

level;

therefore the

respective measures

will be
presented to the Parliament.

Certain proposals that are under consideration, in

particular the capital treatment of
foreign participations, if adopted,

could require UBS Group AG

and UBS AG to hold a

significantly higher level of
capital. However,

the ultimate impact of the proposals on UBS cannot yet be assessed,

due to the broad range of
possible outcomes at the end of the regulatory process.

UBS Group first quarter 2025 report |
UBS Group | Recent developments

Mutual recognition agreement with the UK

approved by the Swiss Parliament
In March

2025, the

Swiss Parliament

approved the

Berne Financial

Services Agreement

(the BFSA)

with the

UK,
which facilitates cross-border financial activities based on a new model for regulatory cooperation and outcomes-
based

mutual

recognition of

domestic rules.

The

BFSA

is

supplemented by

an

enhanced

and

closer

supervisory
process and additional

supervisory arrangements where new

market access is

granted. It is

expected that the

UK
legislation will be finalized by the end of 2025.

Developments related to the implementation

of the final Basel III standards
In Switzerland, the amendments to

the Capital Adequacy Ordinance

(the CAO) that incorporate

the final Basel III
standards into Swiss law entered into force on

1 January 2025. The adoption of the final Basel III standards led to an USD 8.6bn

reduction in

the UBS

Group’s RWA.

A USD 6.5bn

increase in

market risk

RWA

resulting from

the
implementation of the Fundamental Review of the Trading Book (the FRTB) framework was more than offset by a
USD 9.0bn

reduction

in

operational risk

RWA

and

a

USD 6.1bn

reduction

in

credit

and

counterparty credit

risk
RWA.

The output floor, which is being phased in until 2028, is currently not binding for the

UBS Group.
In

January

2025,

the

UK

Prudential

Regulation

Authority

(the

PRA)

announced

that

it

has

postponed

the
implementation of the final Basel III standard by one year,

to 1 January 2027, citing the need for greater clarity on
US plans. The

PRA left open the

possibility of further postponement. The

date for the

full phase-in of the

output
floor continues to

be 1 January 2030.

With UBS’s entities

not being subject

to the

corresponding UK regulation,
the overall impact on UBS is expected to be

limited.
In the

EU, the

final Basel III

requirements became

applicable as

of 1 January

2025, except

for the

FRTB requirements,
the

implementation

of

which

has

been

delayed

until

at

least

1 January

2026.

In

March

2025,

the

European
Commission (the EC)

launched a consultation

to determine the approach

for implementing the

FRTB requirements,
as recent international developments

indicate further delays

in the FRTB implementation,

particularly in the US

and
the UK. UBS Europe

SE is subject to

Basel III regulations

in the EU. The

impact on UBS can

only be determined

once
the EC publishes its final decision.
In

the

US,

banking

agencies,

including

the

Federal

Reserve

Board,

have

been

discussing

amendments

to

their
original proposals regarding

the implementation of the

final Basel III standards. The

timing and the content

of a re-
proposal remain uncertain.

UBS Americas Holding

LLC is subject

to the US

requirements.

The impact on

UBS can
only be determined once the US publishes

its final rules.
Developments in the EU to simplify regulations

regarding environmental, social and governance

matters
In February

2025, the

EC published

proposals to

simplify the

requirements of the

Corporate Sustainability

Reporting
Directive

(the

CSRD),

the

Taxonomy

Regulation

and

the

Corporate

Sustainability

Due

Diligence

Directive

(the
CSDDD), with

the overarching

aims of

reducing the

reporting and

regulatory burden,

in particular

for small

and
medium-sized

enterprises,

and

enhancing

EU

competitiveness. In

April

2025,

the

European

Parliament

and

the
Council approved the

proposed directive

that delays certain

application dates of the

CSRD and the

CSDDD, with
that directive

entering into

force

on 17

April 2025.

The EU

Member States

have to

transpose this

directive into
national law by

31 December 2025. The

proposal to amend

certain requirements in

the CSRD and

the CSDDD is
expected to be adopted later in 2025. The

EC also proposed changes to the reporting

requirements under Article
8 of the EU Taxonomy Regulation that are expected to be adopted in the second quarter of 2025. UBS entities

are
within the scope

of the regulations.

The impact of

the proposals on

UBS cannot yet

be assessed,

as they are

subject
to changes during the regulatory process.
US climate disclosure requirements
In March

2025, the

US Securities

and Exchange

Commission (the

SEC) announced

that it

would end

its legal

defense
of its 2024 climate disclosure regulation. The implementation of the regulation had previously been suspended by the SEC as

a result of

legal challenges.

Certain US

states have

adopted or

intend to

adopt specific

state-level climate
risk disclosure

requirements for

companies operating

in their

respective states.

UBS will

monitor these

developments
to assess impact as rules are finalized.

UBS Group first quarter 2025 report |
UBS Group | Recent developments

Other developments
Capital returns
On 10 April

2025, the

shareholders approved

a dividend

of USD 0.90 per

share at

the Annual

General Meeting.
The dividend was paid on 17 April 2025 to shareholders

of record on 16 April 2025.
In line with our plan to repurchase USD 1bn of

shares in the first half of 2025, we completed

share repurchases of
USD 0.5bn during

the first

quarter of 2025.

We plan

to repurchase

an additional

USD 0.5bn of

shares in the

second
quarter of

2025, and

USD 2bn of

shares in

the second

half of

2025. We

are maintaining our

ambition for share
repurchases

in

2026

to

exceed

full-year

2022

levels

of

USD 5.6bn.

Our

share

repurchases

will

be

subject

to
maintaining

our CET1

capital ratio

target of

around 14%,

achieving our

financial

targets and

the absence

of material
and immediate changes to the current capital

regime in Switzerland.
Collaboration with 360 ONE WAM Ltd
In April 2025, we entered into a strategic

collaboration with 360 ONE WAM Ltd (360 ONE), one

of India’s largest
wealth and asset management firms. As part of the agreement, we plan to acquire warrants for a 4.95%

interest
in 360 ONE and

will transfer our

onshore wealth management

business in India

to 360 ONE, while

360 ONE clients
booked in Singapore will be served by

UBS Singapore. The closing of the transactions

is subject to approvals, and
the transactions are not expected to have a material impact

for UBS.

UBS Group first quarter 2025 report |
UBS Group | Group performance

Group performance

Income statement
For the quarter ended % change from
USD m 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Net interest income

1,629

1,838

1,940

(11)

(16)
Other net income from financial instruments measured

at fair value through profit or loss

3,937

3,144

4,182

25

(6)
Net fee and commission income

6,777

6,598

6,492

3

4
Other income

213

56

124

284

71
Total revenues

12,557

11,635

12,739

8

(1)
Credit loss expense / (release)

100

229

106

(56)

(6)
Personnel expenses

7,032

6,361

6,949

11

1
General and administrative expenses

2,431

3,004

2,413

(19)

1
Depreciation, amortization and impairment of non-financial

assets

861

994

895

(13)

(4)
Operating expenses

10,324

10,359

10,257

0

1
Operating profit / (loss) before tax

2,132

1,047

2,376

104

(10)
Tax expense / (benefit)

430

268

612

60

(30)
Net profit / (loss)

1,702

779

1,764

118

(3)
Net profit / (loss) attributable to non-controlling interests

10

9

9

18

20
Net profit / (loss) attributable to shareholders

1,692

770

1,755

120

(4)
Comprehensive income
Total comprehensive income

3,345

(1,878)

(245)
Total comprehensive income attributable to non-controlling interests

26

(27)

(5)
Total comprehensive income attributable to shareholders

3,319

(1,851)

(240)

UBS Group first quarter 2025 report |
UBS Group | Group performance

Selected financial information of the business divisions and Group Items
For the quarter ended 31.3.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,422

2,211

741

3,183

284

(284)

12,557
of which: PPA effects and other integration items
1

165

241

138

30

574
of which: gain related to an investment in an associate

4

11

14
of which: items related to the Swisscard transactions
2

64

64
Total revenues (underlying)

6,253

1,895

741

3,045

284

(314)

11,904
Credit loss expense / (release)

6

53

0

35

7

(1)

100
Operating expenses as reported

5,057

1,551

606

2,427

669

15

10,324
of which: integration-related expenses and PPA effects
3

355

192

73

112

191

3

927
of which: items related to the Swisscard transactions
4

180

180
Operating expenses (underlying)

4,702

1,179

533

2,314

477

12

9,218
Operating profit / (loss) before tax as reported

1,359

607

135

722

(391)

(299)

2,132
Operating profit / (loss) before tax (underlying)

1,545

663

208

696

(200)

(326)

2,586
For the quarter ended 31.12.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,121

2,245

766

2,749

(58)

(188)

11,635
of which: PPA effects and other integration items
1

200

258

202

(4)

656
of which: loss related to an investment in an associate

(21)

(59)

(80)
Total revenues (underlying)

5,942

2,047

766

2,547

(58)

(184)

11,059
Credit loss expense / (release)

(14)

175

0

63

6

0

229
Operating expenses as reported

5,268

1,476

639

2,207

858

(88)

10,359
of which: integration-related expenses and PPA effects
3

460

209

96

174

317

(1)

1,255
of which: items related to the Swisscard transactions
5

41

41
Operating expenses (underlying)

4,808

1,226

543

2,032

541

(88)

9,062
Operating profit / (loss) before tax as reported

867

595

128

479

(923)

(100)

1,047
Operating profit / (loss) before tax (underlying)

1,147

646

224

452

(606)

(96)

1,768
For the quarter ended 31.3.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,143

2,423

776

2,751

1,001

(355)

12,739
of which: PPA effects and other integration items
1

234

256

293

(4)

779
Total revenues (underlying)

5,909

2,166

776

2,458

1,001

(351)

11,960
Credit loss expense / (release)

(3)

44

0

32

36

(2)

106
Operating expenses as reported

5,044

1,404

665

2,164

1,011

(33)

10,257
of which: integration-related expenses and PPA effects
3

404

160

71

143

242

1

1,021
Operating expenses (underlying)

4,640

1,245

594

2,022

769

(34)

9,236
Operating profit / (loss) before tax as reported

1,102

975

111

555

(46)

(320)

2,376
Operating profit / (loss) before tax (underlying)

1,272

878

182

404

197

(315)

2,617
1 Includes accretion of PPA adjustments

on financial instruments and other PPA

effects, as well as temporary

and incremental items directly related to the integration.

2 Represents the gain related to UBS’s

share
of income recorded by Swisscard for the sale of the Credit

Suisse card portfolios to UBS.

3 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the

Credit Suisse Group.

4 Represents the expense related to

the payment to Swisscard for the

sale of the Credit Suisse card

portfolios to UBS.

5 Represents the termination fee
paid to American Express related to the expected sale in 2025 of our 50% holding in Swisscard.
Integration-related expenses, by business division and Group Items
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Global Wealth Management

353

458

432
Personal & Corporate Banking

166

183

140
Asset Management

73

96

71
Investment Bank

112

174

143
Non-core and Legacy

191

317

242
Group Items

(2)

6

1
Total integration-related expenses

894

1,233

1,029
of which: total revenues

(5)

6

37
of which: operating expenses

899

1,227

992
of which: personnel expenses

559

599

555
of which: general and administrative expenses

279

484

355
of which: depreciation, amortization and impairment of non-financial assets

60

144

82

UBS Group first quarter 2025 report |
UBS Group | Group performance

Underlying results
In addition to

reporting our

results in accordance

with IFRS

Accounting Standards,

we report underlying

results that
exclude items of profit or loss that management believes

are not representative of the underlying performance.
In

the

first

quarter

of

2025,

underlying

revenues

exclude

purchase

price

allocation

(PPA)

effects

and

other
integration items. PPA

effects mainly consist

of PPA

adjustments on financial

instruments measured at

amortized
cost, including

off-balance sheet

positions, arising

from the

acquisition of

the Credit

Suisse Group.

Accretion of

PPA
adjustments on financial

instruments is accelerated

when the related

financial instrument is

derecognized before
its contractual maturity. No adjustment is made for accretion of PPA on financial instruments within Non-core and
Legacy, due to the nature of its business model.

Underlying revenues also exclude a gain related to an investment in an associate and items related to the Swisscard

transactions.
In

the

first

quarter

of

2025,

underlying

expenses

exclude

integration-related

expenses

that

are

temporary,
incremental and directly

related to the

integration of Credit

Suisse into

UBS, including costs

of internal

staff and
contractors

substantially

dedicated

to

integration

activities,

retention

awards,

redundancy

costs,

incremental
expenses from

the shortening

of useful lives

of property,

equipment and software,

and impairment charges

relating
to

these

assets.

Classification

as

integration-related

expenses

does

not

affect

the

timing

of

recognition

and
measurement

of

those

expenses

or

the

presentation

thereof

in

the

income

statement.

Underlying

operating
expenses also exclude items related to the

Swisscard transactions.
Results: 1Q25 vs 1Q24
Reported operating

profit before

tax decreased

by USD 244m,

or 10%,

to USD 2,132m,

reflecting a

decrease in
total

revenues

and

higher

operating

expenses,

partly

offset

by

lower

net

credit

loss

expenses.

Total

revenues
decreased by

USD 182m, or

1%, to

USD 12,557m, and

included a

decrease of

USD 205m in

accretion impacts
resulting from

PPA adjustments

on financial

instruments and

other integration

items. The

decrease in total

revenues
was driven by USD 556m lower net interest income and other net income from financial instruments measured at fair

value

through

profit

or

loss,

partly

offset

by

a

USD 285m

increase

in

net

fee

and

commission

income

and
USD 89m higher other income. Operating expenses

increased by USD 67m, or 1%, to

USD 10,324m and included
a USD 93m decrease in integration-related expenses. The overall increase in operating expenses was mainly driven
by an

USD 83m increase in

personnel expenses and

USD 18m higher general

and administrative expenses, partly
offset by a USD 34m decrease

in depreciation, amortization and

impairment of non-financial assets.

Net credit loss
expenses were USD 100m, compared with USD

106m in the first quarter of 2024.
Underlying results 1Q25 vs 1Q24
Underlying revenues for the

first quarter of 2025

excluded PPA effects

and other integration

items of USD 574m, a
USD 14m gain related to an investment in an associate

and a USD 64m gain related to the Swisscard transactions.
Underlying operating expenses

excluded USD 927m of

integration-related expenses and

PPA effects, as

well as

a
USD 180m expense related to the Swisscard

transactions.
On an underlying

basis, profit before

tax decreased by

USD 31m to USD 2,586m,

reflecting a USD 56m

decrease in
total revenues, partly offset by

an USD 18m decrease in

operating expenses and a USD 6m

decrease in net credit
loss expenses.

Total revenues: 1Q25 vs 1Q24
Net interest income and other net income from

financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or loss decreased by USD 556m to USD 5,567m and included a decrease of USD 111m in accretion impacts resulting from PPA adjustments on financial instruments and other PPA effects.

Global Wealth

Management revenues decreased

by USD 159m

to USD 2,195m, which

included USD 98m

lower
accretion of PPA

adjustments on

financial instruments

and other PPA

effects. Excluding

the aforementioned

effects,
net interest income decreased,

largely driven by a decrease in loan revenues, reflecting

lower margins

and average
volumes, while a decrease in deposit revenues from lower margins was more than offset by the impact of balance sheet optimization measures.

UBS Group first quarter 2025 report |
UBS Group | Group performance

Personal

&

Corporate

Banking

revenues

decreased

by

USD 276m

to

USD 1,428m,

which

included

a

USD 27m
decrease

in

accretion

of

PPA

adjustments

on

financial

instruments

and

other

PPA

effects.

Excluding

the
aforementioned effects,

net

interest

income

decreased,

mainly

reflecting

lower

deposit

revenues

resulting

from
lower market interest rates and higher liquidity

and funding costs, partly offset by higher

loan revenues.
Investment Bank revenues increased by USD 485m

to USD 2,047m, including a USD 20m decrease in accretion of
PPA adjustments on

financial instruments and

other PPA effects.

The overall increase

was mainly due to

an increase
in Derivatives

& Solutions

revenues,

mostly driven

by Equity

Derivatives and

Foreign Exchange,

due to

increased
volatility and higher levels of

client activity. In addition, there

were higher revenues in Financing,

mainly driven by
increases in Prime Brokerage,

supported by higher client balances.
Non-core and Legacy

revenues

decreased by USD 737m

to USD 171m, mainly

due to lower

net gains from

position
exits and

a decrease in

net interest income

from securitized products

and credit

products as a

result of

a smaller
portfolio.

Revenues

in

the

first

quarter

of

2024

also

included

a

net

gain

of

USD 272m

from

the

conclusion

of
agreements with Apollo relating to the former

Credit Suisse securitized products group.
Revenues in

Group Items

were negative

USD 269m, compared

with negative

USD 406m in

the first

quarter of

2024,
and

included

lower

mark-to-market

losses

from

Group

hedging

and

own

debt,

including

hedge

accounting
ineffectiveness, within Group

Treasury. Revenues in

the first quarter

of 2025 were

driven by mark-to-market

effects
on own

credit and

portfolio-level economic hedges,

mainly due

to increases

in interest

rates and

cross-currency-
basis widening.
›
Refer to the relevant business division commentary in the “UBS business divisions and Group Items” section of this report for more information about business-division-specific revenues
›
Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from
USD m 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Net interest income from financial instruments measured

at amortized cost and fair value through other
comprehensive income

33

(55)

355

(91)
Net interest income from financial instruments measured

at fair value through profit or loss and other

1,597

1,893

1,585

(16)

1
Other net income from financial instruments measured

at fair value through profit or loss

3,937

3,144

4,182

25

(6)
Total

5,567

4,982

6,123

12

(9)
Global Wealth Management

2,195

2,217

2,354

(1)

(7)
of which: net interest income

1,708

1,849

1,873

(8)

(9)
of which: transaction-based income from foreign exchange and other intermediary activity
1

487

368

482

32

1
Personal & Corporate Banking

1,428

1,572

1,704

(9)

(16)
of which: net interest income

1,239

1,362

1,508

(9)

(18)
of which: transaction-based income from foreign exchange and other intermediary activity
1

189

209

196

(10)

(3)
Asset Management

(5)

(5)

(1)

0

488
Investment Bank

2,047

1,555

1,562

32

31
Non-core and Legacy

171

(153)

908

(81)
Group Items

(269)

(202)

(406)

33

(34)
1 Mainly includes spread-related income in connection with client-driven transactions,

foreign currency translation effects and income and expenses from precious metals, which are included in the income

statement
line Other net income from financial instruments

measured at fair value through profit

or loss. The amounts

reported on this line are one

component of Transaction

-based income in the management discussion

and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Net fee and commission income
Net fee and commission income

increased by USD 285m to USD 6,777m and

included a decrease of USD 130m

in
accretion of PPA adjustments on financial instruments and other PPA effects, which was reflected in other fee and commission income, predominantly in Global Banking

in the Investment Bank.
Investment

fund

fees

increased

by

USD 286m

to

USD 1,543m

and

fees

for

portfolio

management

and

related
services

increased

by

USD 53m

to

USD 3,104m,

mainly

in

Global

Wealth

Management,

partly

offset

by

lower
revenues in

Asset Management.

The increase

in Global

Wealth Management was

mainly due

to positive

market
performance and net new fee-generating asset inflows.

The decrease in Asset Management was largely driven by
margin compression, negative

foreign currency

effects and the

impact of exits

from non-strategic

businesses, partly
offset by positive market performance.

Net brokerage fees increased

by USD 216m to USD 1,280m,

due to higher levels of

client activity across all regions
in Global Wealth

Management,

and in Cash

Equities in Execution

Services in the

Investment Bank, due

to higher
volumes.
›
Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

UBS Group first quarter 2025 report |
UBS Group | Group performance

Other income
Other

income

was

USD 213m,

compared

with

USD 124m

in

the

first

quarter

of

2024.

Revenues

included

a
USD 97m gain in Non-core and Legacy related

to the sale of Select Portfolio Servicing,

the US mortgage servicing
business

of

Credit

Suisse,

and

a

USD 64m

gain

in

Personal

&

Corporate

Banking

related

to

the

Swisscard
transactions.

In addition,

there were losses

of USD 36m

recognized on repurchases

of UBS’s own

debt instruments,
compared with

gains of

USD 22m in

the first

quarter of

2024. The

first quarter

of 2025

also included

USD 33m
higher

losses

relating

to

insurance

and

similar

contracts,

mainly

driven

by

a

loss

from

an

exit

from

longevity
positions.
›
Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information
›
Refer to the “Recent developments” section and “Personal & Corporate Banking” and “Non-core and Legacy”

in the
“UBS business divisions and Group Items” section of this report for more information about Select Portfolio
Servicing and the Swisscard transactions
Credit loss expense / release: 1Q25 vs

1Q24
Total net

credit loss

expenses

in the

first quarter

of 2025

were USD 100m,

reflecting net

releases of

USD 21m

related
to performing positions

and net expenses

of USD 121m on

credit-impaired positions.

Net credit loss expenses

were
USD 106m in the first quarter of 2024.
›
Refer to “Note 8 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 31.3.25
Global Wealth Management

(7)

13

(1)

6
Personal & Corporate Banking

(8)

61

0

53
Asset Management

0

0

0

0
Investment Bank

(5)

40

0

35
Non-core and Legacy

0

(1)

8

7
Group Items

(1)

0

0

(1)
Total

(21)

113

8

100
For the quarter ended 31.12.24
Global Wealth Management

(26)

12

0

(14)
Personal & Corporate Banking

(24)

199

0

175
Asset Management

0

0

0

0
Investment Bank

32

31

0

63
Non-core and Legacy

(2)

5

3

6
Group Items

(1)

0

0

0
Total

(21)

247

3

229
For the quarter ended 31.3.24
Global Wealth Management

(12)

7

2

(3)
Personal & Corporate Banking

(13)

64

(7)

44
Asset Management

0

0

0

0
Investment Bank

7

26

(1)

32
Non-core and Legacy

(26)

37

25

36
Group Items

(2)

0

0

(2)
Total

(45)

133

18

106

UBS Group first quarter 2025 report |
UBS Group | Group performance

Operating expenses: 1Q25 vs 1Q24
Operating expenses
For the quarter ended % change from
USD m 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Personnel expenses

7,032

6,361

6,949

11

1
of which: salaries and variable compensation

5,968

5,321

5,863

12

2
of which: variable compensation – financial advisors
1

1,409

1,400

1,267

1

11
General and administrative expenses

2,431

3,004

2,413

(19)

1
of which: net expenses for litigation, regulatory and similar matters

114

99

(5)

15
Depreciation, amortization and impairment of non-financial

assets

861

994

895

(13)

(4)
Total operating expenses

10,324

10,359

10,257

0

1
1 Financial advisor compensation consists of cash

compensation, determined using a formulaic

approach based on production, and

deferred awards. It also

includes expenses related to compensation commitments
with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel expenses increased by

USD 83m to USD 7,032m, mainly

as a result

of higher accruals for

performance
awards and a USD 142m increase in financial

advisor compensation resulting from higher compensable revenues.
This was partly offset by a decrease in salary expenses, reflecting the impact of a smaller workforce.
›
Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and administrative expenses increased by USD 18m

to USD 2,431m, mainly due to a

USD 180m expense
related to the Swisscard transactions

in Personal & Corporate

Banking, as well as

USD 119m higher in expenses

for
litigation, regulatory

and similar

matters.

These increases

were mainly

offset by

a decrease

of USD 97m

in consulting
fees, primarily driven by

a reduction in integration-related

expenses. In addition, there

were decreases of USD 50m
in real estate and logistics costs, USD 45m in outsourcing costs, and

USD 31m in market data services.

›
Refer to the “Recent developments” section and “Personal & Corporate Banking” in the “UBS business divisions and
Group Items” section of this report for more information about the Swisscard transactions
›
Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS Group Annual Report
2024, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization and

impairment of

non-financial assets

decreased by

USD 34m to

USD 861m, mainly
due to

a USD 58m decrease

associated with

real estate

leases, driven

by lower

integration-related expenses as

a
result of

higher levels

of accelerated

depreciation in

the first

quarter of

2024. This

decrease was

partly offset

by
USD 35m

higher

amortization

of

internally generated

capitalized

software,

as

a

result

of

a

higher

cost

base

of
software assets.
Tax: 1Q25 vs 1Q24
The Group had a

net income tax expense

of USD 430m

in the first quarter

of 2025, representing an

effective tax
rate of 20.2%, compared with USD 612m

in the first quarter of 2024 and an effective

tax rate of 25.8%.
The current tax expense was USD 460m, which includes USD 329m that primarily related to the taxable profits of
UBS Switzerland AG and other entities and USD 131m that related to US corporate alternative minimum tax, with
an equivalent

net deferred

tax benefit

for deferred

tax assets

(DTAs) recognized

in respect

of tax

credits carried
forward.
There

was

a

net

deferred

tax

benefit

of

USD 30m.

This

reflects

the

aforementioned

deferred

tax

benefit

of
USD 131m and

a benefit

of USD 39m

in respect

of the

tax deduction

for deferred

compensation awards. These
benefits were partly offset by

a net deferred tax

expense of USD 140m that mainly related

to the amortization of
DTAs previously recognized in relation to tax

losses carried forward and deductible

temporary differences.
We expect that the effective tax rate for the

UBS Group for the remaining nine months of

2025 will be materially
less than the structural rate of 23% due to

projected tax planning benefits.

UBS Group first quarter 2025 report |
UBS Group | Group performance

Total comprehensive income attributable

to shareholders
In the first quarter of 2025, total

comprehensive income attributable to shareholders was USD 3,319m, reflecting a net profit of USD 1,692m and other comprehensive income

(OCI), net of tax, of USD 1,628m.
Foreign currency translation OCI was USD 768m, mainly resulting from the US dollar weakening against the Swiss franc and the euro.
OCI

related

to

cash

flow

hedges

was

USD 545m,

mainly

reflecting

net

unrealized

gains

on

US

dollar

hedging
derivatives resulting

from decreases

in the

relevant US

dollar long-term

interest rates

and net

losses on

hedging
instruments that were reclassified from OCI

to the income statement.
OCI related to

own credit

on financial

liabilities designated

at fair value

was USD 279m,

primarily due

to a widening
of our own credit spreads.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value
Sensitivity to interest rate movements
As

of

31 March

2025,

it

is

estimated

that

a

parallel

shift

in

yield

curves

by

+100

basis

points

could

lead

to

a
combined increase in

annual net interest

income from our

banking book of

approximately USD 1.5bn in

the first
year after

such a

shift. Of

this increase,

approximately USD 0.9bn, USD 0.4bn

and USD 0.1bn

would result

from
changes in Swiss franc, US dollar and euro

interest rates, respectively.
A parallel shift in yield

curves by –100 basis points

could lead to a combined

increase in annual net

interest income
of approximately
USD 0.4bn. Of

this increase,

approximately USD 1.0bn

would result

from changes

in the

Swiss
franc interest

rate, driven

by both

contractual and

assumed flooring

benefits under

negative interest

rates. US

dollar
and euro interest rate changes

would lead to an offsetting decrease of USD

0.4bn and USD 0.1bn, respectively.
These estimates do not represent net interest income forecasts, as they are based on a hypothetical scenario of an
immediate change in interest rates,

equal across all currencies and

relative to implied forward rates as

of 31 March
2025 applied to our banking

book. These estimates further assume no

change to balance sheet size

and product
mix, stable foreign exchange rates, and no specific

management action.
›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of the

Group. For

further information

about key

figures related

to
capital management, refer to the “Capital management”

section of this report.

Cost / income ratio: 1Q25 vs 1Q24
The cost / income

ratio was

82.2%, compared

with 80.5%,

as a

result of lower

total revenues

and higher

operating
expenses. On an underlying

basis the cost / income ratio

was 77.4%, compared with

77.2%, reflecting lower total
revenues,

partly offset by lower operating expenses.
Personnel: 1Q25 vs 4Q24
The

number

of

internal

and

external

personnel

employed

was

approximately

126,077

(workforce

count)

as

of
31 March 2025,

a net

decrease of

2,906 compared

with 31 December

2024. The

number of

internal personnel
employed

as

of

31 March

2025

was

106,789

(full-time

equivalents),

a

net

decrease

of

1,859

compared

with
31 December 2024.

The

number of

external staff

was

approximately

19,287 (workforce

count) as

of 31 March
2025, a net decrease of approximately 1,048 compared with 31

December 2024.

UBS Group first quarter 2025 report |
UBS Group | Group performance

Equity, CET1 capital and returns
As of or for the quarter ended
USD m, except where indicated 31.3.25 31.12.24 31.3.24
1
Net profit
Net profit / (loss) attributable to shareholders

1,692

770

1,755
Equity

Equity attributable to shareholders

87,185

85,079

84,777
less: goodwill and intangible assets

6,909

6,887

7,384
Tangible equity attributable to shareholders

80,276

78,192

77,393
less: other CET1 adjustments

11,123

6,825

(270)
CET1 capital

69,152

71,367

77,663
Returns
Return on equity (%)

7.9

3.6

8.2
Return on tangible equity (%)

8.5

3.9

9.0
Underlying return on tangible equity (%)
2

10.0

6.6

9.9
Return on CET1 capital (%)

9.6

4.2

9.0
Underlying return on CET1 capital (%)
2

11.3

7.2

9.9
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the

“Consolidated financial statements” section of the

UBS Group Annual Report
2024, available under “Annual reporting”

at ubs.com/investors, for more information

about the relevant adjustments.

2 In the second quarter of 2024, comparative-period

information for the first quarter of 2024
has been restated to reflect the updated underlying tax impact.
Common equity tier 1 capital: 1Q25 vs 4Q24
During the first quarter of 2025,

our common equity tier 1 (CET1)

capital decreased by USD 2.2bn to USD

69.2bn,
mainly as operating

profit before tax of

USD 2.1bn and foreign currency

translation gains of

USD 0.8bn were more
than offset by

a net share

repurchase effect

of USD 3.0bn, dividend accruals

of USD 0.8bn, current

tax expenses
of USD 0.5bn,

and a

negative effect

from compensation-

and own-share-related

capital components

of USD 0.5bn.
The net

share repurchase effect

of USD 3.0bn

reflects actual

share repurchases of

USD 0.5bn made

under our

2024
share repurchase

program in the

first quarter of

2025 and a

USD 2.5bn capital reserve

for expected future

share
repurchases.
Return on common equity tier 1 capital: 1Q25

vs 1Q24
The annualized

return on

CET1 capital

was 9.6%,

compared with 9.0%.

On an underlying

basis the return

on CET1
capital was 11.3%,

compared with

9.9%. These

increases were driven

by a decrease

in average

CET1 capital,

partly
offset by a decrease in net profit attributable to shareholders.
Risk-weighted assets: 1Q25 vs 4Q24
During

the

first

quarter

of

2025,

RWA

decreased

by

USD 15.3bn

to

USD 483.3bn,

driven

by

an

USD 11.4bn
decrease resulting from

asset size and

other movements,

an USD 8.6bn reduction

as a result

of the implementation
of the final

Basel III standards, and

a USD 1.1bn reduction

resulting from model

updates and other

methodology
changes. These decreases were partly offset by a USD 5.9bn increase in currency effects.

Common equity tier 1 capital ratio: 1Q25 vs 4Q24
Our CET1 capital

ratio was broadly

unchanged at 14.3%,

reflecting a USD 2.2bn

decrease in CET1 capital

offset by
a USD 15.3bn decrease in RWA.
Leverage ratio denominator: 1Q25 vs 4Q24
The leverage

ratio denominator

(the LRD)

increased by

USD 42.1bn to

USD 1,561.6bn, driven

by an

increase of
USD 28.8bn as a result

of the implementation of the final

Basel III standards and currency

effects of USD 26.5bn,
partly offset by asset size and other movements of USD

13.2bn.
Common equity tier 1 leverage ratio: 1Q25

vs 4Q24
Our CET1

leverage ratio

decreased to

4.4% from

4.7%, reflecting

a USD 2.2bn

decrease in

CET1 capital

and a
USD 42.1bn increase in the LRD.

UBS Group first quarter 2025 report |
UBS Group | Group performance

Outlook
Rapid

and

significant

changes

to

trade

tariffs,

heightened

risk

of

escalation

and

significantly

increased
macroeconomic uncertainty

led

to

major

market volatility

in

the first

weeks of

April.

We actively

engaged

with
institutional and private

clients, helping them navigate

the uncertain environment with

advice on how

to protect
their assets and by facilitating their trading activity

across asset classes.
With a wide range of possible outcomes, the economic

path forward is particularly unpredictable. The prospect

of
higher

tariffs

on

global

trade

presents a

material

risk

to

global

growth and

inflation,

clouding

the

interest rate
outlook. Markets are likely

to remain sensitive to

new developments, both positive

and negative, which are

likely
to

lead

to

further

spikes

in

volatility.

Prolonged

uncertainty

would

affect

sentiment

and

cause

businesses

and
investors to delay important decisions on strategy,

capital allocation and investments.
In the second quarter we expect net interest

income (NII) in Global Wealth Management

to decline sequentially by
a low-single-digit percentage,

and we see a similar

decline in Personal

& Corporate Banking’s NII

in Swiss francs. In
US

dollar

terms,

Personal

&

Corporate

Banking’s

NII

is

expected

to

increase

sequentially

by

a

mid-single-digit
percentage, based

on

current foreign

exchange rates.

Continued market

uncertainty could

affect the

timing of
execution of our

Global Banking pipeline. As

a consequence of

tax planning measures related

to the integration,
we expect

our effective

tax rate

in the

second quarter

to be

around zero.

Pull-to-par revenues
1

are expected

to
reach USD 0.6bn, partially mitigating the expected

USD 1.1bn in integration-related expenses.
Despite this uncertain

environment we are

confident in our

ability to deliver on

our financial targets,

leveraging the
power of our diversified

business model. We remain focused

on serving our clients, executing

on integration and
acting as an engine of economic growth

in the communities we serve.
1

Pull-to-par revenues – revenues recognized when fair value reductions taken on financial instruments acquired as part

of the Credit Suisse transaction through

the required purchase price allocation (PPA)

unwind as
the instruments approach their maturity.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items

UBS business divisions and
Group Items
Management report
Our businesses
We report

five business

divisions, each

of which

qualifies as

an operating

segment pursuant

to IFRS

Accounting
Standards: Global Wealth Management,

Personal & Corporate Banking,

Asset Management, the Investment

Bank,
and Non-core and Legacy. Non-core and Legacy consists of positions and businesses not aligned with our strategy and policies.
Our Group

functions are

support and

control functions

that provide

services to

the Group.

Virtually all

costs incurred
by our Group functions are

allocated to the business divisions,

leaving a residual amount that

we refer to as Group
Items in our segment reporting.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Global Wealth Management

17
Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from
USD m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Net interest income

1,708

1,849

1,873

(8)

(9)
Recurring net fee income
1

3,279

3,262

3,024

1

8
Transaction-based income
1

1,427

1,041

1,212

37

18
Other income

8

(32)

33

(77)
Total revenues

6,422

6,121

6,143

5

5
Credit loss expense / (release)

6

(14)

(3)
Operating expenses

5,057

5,268

5,044

(4)

0
Business division operating profit / (loss) before tax

1,359

867

1,102

57

23
Underlying results
Total revenues as reported

6,422

6,121

6,143

5

5
of which: PPA effects and other integration items
2

165

200

234

(17)

(29)
of which: PPA effects recognized in net interest income

159

192

257

(17)

(38)
of which: PPA effects and other integration items recognized in transaction-based income

6

8

(24)

(21)
of which: gain / (loss) related to an investment in an associate

4

(21)
Total revenues (underlying)
1

6,253

5,942

5,909

5

6
Credit loss expense / (release)

6

(14)

(3)
Operating expenses as reported

5,057

5,268

5,044

(4)

0
of which: integration-related expenses and PPA effects
1,3

355

460

404

(23)

(12)
Operating expenses (underlying)
1

4,702

4,808

4,640

(2)

1
of which: expenses for litigation, regulatory and similar matters

14

100

12

(86)

22
Business division operating profit / (loss) before tax as reported

1,359

867

1,102

57

23
Business division operating profit / (loss) before tax (underlying)
1

1,545

1,147

1,272

35

21
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

23.4

209.8

(9.1)
Cost / income ratio (%)
1

78.8

86.1

82.1
Average attributed equity (USD bn)
4

33.6

33.6

33.1

0

2
Return on attributed equity (%)
1,4

16.2

10.3

13.3
Financial advisor compensation
5

1,409

1,400

1,267

1

11
Net new fee-generating assets (USD bn)
1

27.2

13.3

17.6
Fee-generating assets (USD bn)
1

1,847

1,816

1,731

2

7
Net new assets (USD bn)
1

31.5

17.7

27.4
Net new assets growth rate (%)
1

3.0

1.7

2.8
Invested assets (USD bn)
1

4,218

4,182

4,023

1

5
Net new loans (USD bn)
1

2.2

(0.8)

(6.6)
Loans, gross (USD bn)
6

300.1

300.5

306.3

0

(2)
Net new deposits (USD bn)
1

(9.3)

2.7

8.0
Customer deposits (USD bn)
6

464.4

470.1

482.4

(1)

(4)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,7

0.4

0.4

0.3
Advisors (full-time equivalents)

9,693

9,803

10,338

(1)

(6)
Underlying performance measures
Pre-tax profit growth (year-on-year, %) 1

21.5

84.0

5.0
Cost / income ratio (%)
1

75.2

80.9

78.5
Return on attributed equity (%)
1,4

18.4

13.6

15.4
1 Refer to “Alternative

performance measures” in the appendix to

this report for the definition and

calculation method.

2 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects,

as
well as temporary and incremental items

directly related to the integration.

3 Includes temporary, incremental

operating expenses directly related to the

integration, as well as amortization of

intangibles resulting
from the acquisition of the Credit Suisse Group.

4 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

5 Relates to licensed professionals with the
ability to provide investment

advice to clients in

the Americas. Consists

of cash compensation, determined

using a formulaic approach

based on production,

and deferred awards.

Also includes expenses related

to
compensation commitments with financial

advisors entered into at

the time of recruitment that

are subject to vesting

requirements. Recruitment loans

to financial advisors were

USD 2,738m as of 31 March

2025.

6 Loans and Customer deposits in this

table include customer brokerage receivables and payables, respectively, which are presented in separate reporting lines on the balance sheet.

7 Refer to the “Risk management
and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
Results: 1Q25 vs 1Q24
Profit

before

tax increased

by

USD 257m, or

23%, to

USD 1,359m, mainly

due to

higher total

revenues, partly
offset

by

higher

operating expenses.

Underlying

profit

before

tax

was

USD 1,545m,

an

increase

of

21%,

after
excluding from operating expenses USD 355m of integration-related expenses and purchase price allocation (PPA)
effects and also

excluding from total

revenues USD 165m of

PPA effects and other integration

items and a

USD 4m
gain related to an investment in an associate.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Global Wealth Management

18
Total revenues
Total

revenues increased by USD 279m, or 5%, to USD 6,422m, largely driven by higher recurring net fee income and transaction-based

income,

partly offset by

lower net

interest income, and

included a USD

69m

decrease in PPA
effects and other integration

items. Excluding USD 165m

of PPA effects and other integration

items and a USD 4m
gain related to an investment in an associate,

underlying total revenues were USD 6,253m, an increase of 6%.
Net

interest

income

decreased

by

USD 165m,

or

9%,

to

USD 1,708m,

and

included

a

USD 98m

decrease

in
accretion of PPA

adjustments on financial

instruments and other

PPA effects.

The remaining variance

was largely
driven by lower loan revenues, reflecting

lower margins and average volumes, while

lower deposit revenues from
lower margins

were more

than offset

by the

impact of

balance sheet

optimization measures.

The decrease

also
included a

change to

our segmentation

approach that

was implemented

in February

2025 and

led to

a shift

of
some affluent clients

to Personal & Corporate

Banking. Excluding PPA

effects of USD 159m,

underlying net interest
income was USD 1,549m, a decrease of 4%.

Recurring

net

fee

income

increased

by

USD 255m,

or

8%,

to

USD 3,279m,

mainly

driven

by

positive

market
performance and net new fee-generating asset

inflows.
Transaction-based income

increased by

USD 215m, or

18%, to

USD 1,427m, mainly

driven by

higher levels

of client
activity across

all regions.

Excluding PPA

effects of

USD 6m, underlying

transaction-based income

was USD 1,421m,
an increase of 15%.
Other income decreased

by USD 25m to

USD 8m and included

a gain

of USD 4m related

to an investment

in an
associate. Excluding the aforementioned gain,

underlying other income was USD 4m,

a decrease of 88%.
Credit loss expense / release
Net credit

loss expenses

were USD 6m,

compared with

net credit

loss releases

of USD 3m

in the

first quarter

of
2024.
Operating expenses
Operating

expenses

increased

by

USD 13m

to

USD 5,057m,

mainly

driven

by

an

increase

in

financial

advisor
compensation as

a result

of higher

compensable revenues,

almost entirely

offset by

lower technology

expenses,
risk management

costs and

real estate

costs, and

included a

USD 49m decrease

in integration-related

expenses.
Excluding

USD 355m

of

integration-related

expenses

and

PPA

effects,

underlying

operating

expenses

were
USD 4,702m, an increase of 1%.

Invested assets: 1Q25 vs 4Q24
Invested

assets

increased

by

USD 36bn

to

USD 4,218bn,

mainly

driven

by

positive

foreign

currency

effects

of
USD 36.1bn

and

net

new

asset

inflows

of

USD 31.5bn,

partly

offset

by

negative

market

performance

of
USD 24.6bn.
Loans: 1Q25 vs 4Q24
Loans

were

broadly

stable

at

USD 300.1bn,

as

positive

foreign

currency

effects

and

positive

net

new

loans

of
USD 2.2bn were more than offset by the effect from the aforementioned shift of some affluent clients to Personal
& Corporate Banking.
›
Refer to the “Risk management and control” section of this report for more information
Customer deposits: 1Q25 vs 4Q24
Customer

deposits

decreased

by

USD 5.7bn

to

USD 464.4bn,

mainly

driven

by

net

new

deposit

outflows

of
USD 9.3bn, partly offset by positive foreign currency effects.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Global Wealth Management

19
Regional breakdown of performance measures
As of or for the quarter ended 31.3.25
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income

513

311

372

345

167

1,708
Recurring net fee income
3

2,022

276

535

432

14

3,279
Transaction-based income
3

460

455

272

255

(15)

1,427
Other income

8

(7)

(2)

(1)

9

8
Total revenues

3,003

1,034

1,177

1,031

177

6,422
Credit loss expense / (release)

16

3

0

(14)

0

6
Operating expenses

2,630

604

824

641

359

5,057
Operating profit / (loss) before tax

357

428

354

403

(183)

1,359
of which: PPA effects, integration-related items and other items
4

(186)

(186)
Cost / income ratio (%)
3

87.6

58.4

70.0

62.2

78.8
Net new fee-generating assets (USD bn)
3

10.2

4.4

8.7

4.1

(0.1)

27.2
Fee-generating assets (USD bn)
3

1,058

178

382

228

1

1,847
Net new assets (USD bn)
3

20.2

7.5

1.4

3.6

(1.1)

31.5
Net new assets growth rate (%)
3

3.8

4.5

0.8

1.9

3.0
Invested assets (USD bn)
3

2,082

689

670

773

4

4,218
Net new loans (USD bn)
3

0.9

1.3

0.3

(0.2)

0.0

2.2
Loans, gross (USD bn)

98.7
5

43.4

60.0

97.0

1.0

300.1
Net new deposits (USD bn)
3

(2.7)

(7.0)

(1.6)

1.9

0.1

(9.3)
Customer deposits (USD bn)

113.6
5

119.2

111.8

117.5

2.3

464.4
Advisors (full-time equivalents)

5,884

922

1,530

1,277

81

9,693
As of or for the quarter ended 31.3.24
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income

488

325

421

391

248

1,873
Recurring net fee income
3

1,827

252

513

419

14

3,024
Transaction-based income
3

397

356

265

225

(31)

1,212
Other income

15

15

(1)

(2)

6

33
Total revenues

2,727

948

1,198

1,033

236

6,143
Credit loss expense / (release)

8

(3)

(5)

(2)

0

(3)
Operating expenses

2,467

636

872

659

411

5,044
Operating profit / (loss) before tax

252

315

331

377

(174)

1,102
of which: PPA effects, integration-related items and other items
4

(170)

(170)
Cost / income ratio (%)
3

90.5

67.1

72.8

63.7

82.1
Net new fee-generating assets (USD bn)
3

12.9

2.3

2.0

0.5

(0.1)

17.6
Fee-generating assets (USD bn)
3

990

155

371

213

1

1,731
Net new assets (USD bn)
3

13.7

6.4

(0.2)

7.7

(0.2)

27.4
Net new assets growth rate (%)
3

2.9

3.9

(0.1)

4.2

2.8
Invested assets (USD bn)
3

1,979

641

662

736

5

4,023
Net new loans (USD bn)
3

(1.8)

(1.4)

(2.2)

(1.1)

(0.1)

(6.6)
Loans, gross (USD bn)

95.7
5

43.5

59.1

107.2

0.8

306.3
Net new deposits (USD bn)
3

(1.4)

3.0

2.5

4.0

(0.1)

8.0
Customer deposits (USD bn)

109.1
5

128.3

119.7

122.9

2.5

482.4
Advisors (full-time equivalents)

6,079

1,064

1,704

1,402

89

10,338
1 Including the following business

units: United States and Canada;

and Latin America.

2 Includes impacts from accretion of

purchase price allocation adjustments on

financial instruments and other PPA

effects,
integration-related expenses,

certain gains and

losses from investments

in associates and

minor functions,

which are not

included in the

four regions individually

presented in this

table.

3 Refer to

“Alternative
performance measures” in the

appendix to this report

for the definition and

calculation method.

4 Items of profit

or loss that management

believes are not representative

of the underlying performance,

namely
impacts from accretion of

purchase price allocation

adjustments on financial instruments

and other PPA

effects, integration-related expenses,

amortization of intangibles resulting

from the acquisition of

the Credit
Suisse Group, and certain

gains and losses from investments

in associates.

5 Loans and Customer

deposits in this table

include customer brokerage

receivables and payables,

respectively, which are

presented in
separate reporting lines on the balance sheet.
Regional comments 1Q25 vs 1Q24, except where

indicated

Americas
Profit

before

tax

increased

by

USD 105m

to

USD 357m.

Total

revenues

increased

by

USD 276m,

or

10%,

to
USD 3,003m, mainly driven

by increases

of USD 195m in

recurring net

fee income

and USD 63m

in transaction-
based

income.

Operating

expenses

increased

by

USD 163m,

or

7%,

to

USD 2,630m.

The

cost / income

ratio
decreased

to

87.6%

from

90.5%.

Loans

increased

by

1%

compared

with

the

fourth

quarter

of

2024,

to
USD 98.7bn, mainly

driven by

positive net

new loans

of USD 0.9bn.

Customer deposits

decreased by

2% compared
with the fourth

quarter of 2024,

to USD 113.6bn, mainly driven

by net new

deposit outflows of USD 2.7bn.

Net
new asset inflows were USD 20.2bn.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Global Wealth Management

20
Asia Pacific
Profit

before

tax

increased

by

USD 113m

to

USD 428m.

Total

revenues

increased

by

USD 86m,

or

9%,

to
USD 1,034m, mainly driven by

increases of USD 99m

in transaction-based income and

USD 24m in recurring

net
fee income, offset by a decrease of

USD 14m in net interest income. Operating expenses decreased by USD 32m, or 5%, to USD 604m.

The cost / income ratio decreased

to 58.4% from 67.1%. Loans

increased by 4% compared
with the fourth quarter of 2024, to USD 43.4bn, mainly driven by positive net new loans of USD 1.3bn. Customer
deposits decreased by 5% compared with the fourth quarter of 2024, to USD 119.2bn, mainly driven by net new deposit outflows of USD 7.0bn. Net new asset

inflows were USD 7.5bn.
EMEA
Profit

before

tax

increased

by

USD 23m

to

USD 354m.

Total

revenues

decreased

by

USD 21m,

or

2%,

to
USD 1,177m, mainly

driven by

a decrease of

USD 49m in

net interest

income, partly

offset by

increases of USD

22m
in recurring net fee

income and USD 7m

in transaction-based income.

Operating expenses

decreased by USD 48m,
or 6%, to USD 824m.

The cost / income ratio decreased

to 70.0% from 72.8%. Loans

increased by 4% compared
with the fourth

quarter of 2024,

to USD 60.0bn,

mainly driven by

positive net

new loans of

USD 0.3bn and

positive
foreign

currency

effects.

Customer

deposits

increased

by

1%

compared

with

the

fourth

quarter

of

2024,

to
USD 111.8bn,

mainly

driven

by

positive

foreign

currency

effects,

partly

offset

by

net

new

deposit

outflows

of
USD 1.6bn. Net new asset inflows were USD 1.4bn.
Switzerland
Profit before

tax increased

by USD 26m

to USD 403m.

Total revenues decreased by

USD 2m to

USD 1,031m, mostly
driven by a

decrease of USD 46m

in net interest

income, partly offset

by increases of

USD 30m in transaction-based
income

and

USD 13m

in

recurring

net

fee

income.

Operating

expenses

decreased

by

USD 18m,

or

3%,

to
USD 641m. The cost / income ratio decreased to 62.2% from 63.7%. Loans decreased by 6% compared with the fourth quarter

of 2024,

to USD 97.0bn,

mainly reflecting

the effect from

the aforementioned

shift of some

affluent
clients to Personal & Corporate

Banking. Customer deposits increased

by 2% compared with the

fourth quarter of
2024,

to

USD 117.5bn,

mainly

driven

by

net

new

deposit

inflows

of

USD 1.9bn

and

positive

foreign

currency
effects. Net new asset inflows were USD 3.6bn.

Divisional items
Operating loss

before

tax was

USD 183m, mainly

including USD 355m

of integration-related

expenses and

PPA
effects, partly offset

by the aforementioned

USD 165m related to

PPA

effects and other

integration items, and

a
gain of USD 4m related to an investment in an associate.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

21
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from
CHF m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Net interest income

1,114

1,204

1,332

(7)

(16)
Recurring net fee income
1

357

357

348

0

3
Transaction-based income
1

452

471

449

(4)

1
Other income

66

(49)

11

486
Total revenues

1,989

1,983

2,139

0

(7)
Credit loss expense / (release)

48

155

39

(69)

22
Operating expenses

1,396

1,305

1,241

7

12
Business division operating profit / (loss) before tax

545

524

859

4

(37)
Underlying results
Total revenues as reported

1,989

1,983

2,139

0

(7)
of which: PPA effects and other integration items
2

216

227

226

(5)

(5)
of which: PPA effects recognized in net interest income

192

209

212

(8)

(10)
of which: PPA effects and other integration items recognized in transaction-based income

25

18

14

36

75
of which: gain / (loss) related to an investment in an associate

9

(54)
of which: items related to the Swisscard transactions
3

58
Total revenues (underlying)
1

1,705

1,810

1,913

(6)

(11)
Credit loss expense / (release)

48

155

39

(69)

22
Operating expenses as reported

1,396

1,305

1,241

7

12
of which: integration-related expenses and PPA effects
1,4

172

185

141

(7)

22
of which: items related to the Swisscard transactions
5,6

164

37

341
Operating expenses (underlying)
1

1,060

1,083

1,100

(2)

(4)
of which: expenses for litigation, regulatory and similar matters

0

0

0
Business division operating profit / (loss) before tax as reported

545

524

859

4

(37)
Business division operating profit / (loss) before tax (underlying)
1

597

572

774

4

(23)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(36.5)

(2.4)

55.7
Cost / income ratio (%)
1

70.2

65.8

58.0
Average attributed equity (CHF bn)
7

18.2

18.6

19.1

(3)

(5)
Return on attributed equity (%)
1,7

12.0

11.2

18.0
Net interest margin (bps)
1

181

198

211
Loans, gross (CHF bn)

248.9

242.3

252.9

3

(2)
Customer deposits (CHF bn)

251.2

254.1

255.9

(1)

(2)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,8

1.3

1.3

1.2
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
1

(22.9)

(18.2)

40.3
Cost / income ratio (%)
1

62.2

59.8

57.5
Return on attributed equity (%)
1,7

13.2

12.3

16.2
1 Refer to “Alternative

performance measures” in the appendix to

this report for the definition and

calculation method.

2 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as
well as temporary and

incremental items directly related

to the integration.

3 Represents the gain

related to UBS’s

share of income recorded

by Swisscard for the

sale of the Credit

Suisse card portfolios

to UBS.

4 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the

Credit Suisse Group.

5 For the first quarter of 2025
this represents the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.

6 For the fourth quarter of 2024 this represents the termination fee paid to American Express related to the expected sale in 2025 of

our 50% holding in Swisscard.

7 Refer to the “Equity attribution” section

of this report for more information about

the equity attribution framework.

8 Refer to the “Risk
management and control” section of this report for more information about (credit-)impaired exposures.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

22
Results : 1Q25 vs 1Q24
Profit before tax decreased by CHF 314m, or

37%, to CHF 545m, mainly reflecting

higher operating expenses and
lower total revenues. Underlying profit before tax was CHF 597m, a decrease of 23%, mainly driven by lower net
interest

income,

resulting

from

lower

market

interest

rates.

This

underlying

profit

excludes

from

total

revenues
CHF 216m of purchase price

allocation (PPA) effects and other integration items,

a gain of CHF 58m related

to the
Swisscard

transactions,

and

a

gain

of

CHF 9m

related

to

an

investment

in

an

associate;

it

also

excludes

from
operating expenses CHF 172m of

integration-related expenses and PPA

effects and a

CHF 164m expense related
to the Swisscard transactions.

Total revenues
Total

revenues decreased by

CHF 150m, or 7%,

to CHF 1,989m, mainly

due to lower

net interest

income, partly
offset by higher other income, and included a CHF 10m decrease in PPA effects and other integration items. Total revenues in the first quarter of 2025

also included a gain of CHF 58m related

to the Swisscard transactions and a
gain of CHF 9m related

to an investment

in an associate.

Excluding CHF 216m of

PPA effects and other integration
items and the aforementioned gains, underlying total

revenues were CHF 1,705m, a decrease of 11%.
Net

interest

income

decreased

by

CHF 218m,

or

16%,

to

CHF 1,114m,

mainly

due

to

lower

deposit

revenues,
resulting

from

lower

market

interest

rates,

and

higher

liquidity

and

funding

costs,

partly

offset

by

higher

loan
revenues, including the effect from a shift of some

affluent clients from Global Wealth Management. Net interest income also included a CHF 20m decrease in accretion of PPA adjustments on financial instruments and other PPA
effects. Excluding PPA effects of CHF 192m,

underlying net interest income was CHF 923m,

a decrease of 18%.
Recurring net

fee income

increased by

CHF 9m, or

3%, to

CHF 357m, largely

due to

higher investment product
levels,

mainly

reflecting

net

new

inflows

and

positive

market

performance,

partly

offset

by

the

effect

from

a
reclassification

of

recurring

net

fee

income

to

transaction-based

income

as

a

result

of

aligning

Credit

Suisse
presentation to that of UBS in the second half

of 2024.
Transaction-based income was broadly stable at CHF 452m, as lower corporate client revenues were offset by the positive impact

from the

aforementioned reclassification,

and included

an CHF 11m

increase in

accretion of

PPA
adjustments on

financial

instruments and

other PPA

effects.

Excluding CHF 25m

of PPA

effects and

other integration
items, underlying transaction-based income

was CHF 427m, a decrease of 2%.
Other income

increased by

CHF 55m to

CHF 66m, mainly

reflecting a

gain of

CHF 58m related

to the

Swisscard
transactions and

a gain of

CHF 9m related

to an investment

in an associate.

Excluding these

gains, underlying

other
income was negative CHF 2m.
Credit loss expense / release
Net credit loss expenses

were CHF 48m

and mainly reflected

net expenses on

credit-impaired positions, primarily

in
the legacy Credit Suisse corporate loan book. Net credit loss expenses in the prior-year quarter were CHF 39m.
Operating expenses
Operating expenses increased by CHF 155m,

or 12%, to CHF 1,396m, largely

due to a CHF 164m expense

related
to

the

Swisscard

transactions,

and

included

a

CHF 30m

increase

in

integration-related

expenses.

Excluding
CHF 172m

of

integration-related

expenses

and

PPA

effects

and

the

aforementioned

expense

of

CHF 164m,
underlying operating expenses were CHF 1,060m, a decrease

of 4%, mainly driven by

lower personnel expenses,
including lower variable compensation.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

23
Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from
USD m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Net interest income

1,239

1,362

1,508

(9)

(18)
Recurring net fee income
1

397

404

394

(2)

1
Transaction-based income
1

502

532

508

(6)

(1)
Other income

72

(53)

13

470
Total revenues

2,211

2,245

2,423

(2)

(9)
Credit loss expense / (release)

53

175

44

(69)

22
Operating expenses

1,551

1,476

1,404

5

10
Business division operating profit / (loss) before tax

607

595

975

2

(38)
Underlying results
Total revenues as reported

2,211

2,245

2,423

(2)

(9)
of which: PPA effects and other integration items
2

241

258

256

(7)

(6)
of which: PPA effects recognized in net interest income

213

237

240

(10)

(11)
of which: PPA effects and other integration items recognized in transaction-based income

27

20

16

35

70
of which: gain / (loss) related to an investment in an associate

11

(59)
of which: items related to the Swisscard transactions
3

64
Total revenues (underlying)
1

1,895

2,047

2,166

(7)

(13)
Credit loss expense / (release)

53

175

44

(69)

22
Operating expenses as reported

1,551

1,476

1,404

5

10
of which: integration-related expenses and PPA effects
1,4

192

209

160

(8)

20
of which: items related to the Swisscard transactions
5,6

180

41

340
Operating expenses (underlying)
1

1,179

1,226

1,245

(4)

(5)
of which: expenses for litigation, regulatory and similar matters

0

0

0
Business division operating profit / (loss) before tax as reported

607

595

975

2

(38)
Business division operating profit / (loss) before tax (underlying)
1

663

646

878

3

(25)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(37.8)

(1.0)

63.1
Cost / income ratio (%)
1

70.1

65.7

58.0
Average attributed equity (USD bn)
7

20.1

21.3

21.9

(6)

(8)
Return on attributed equity (%)
1,7

12.1

11.2

17.8
Net interest margin (bps)
1

181

196

208
Loans, gross (USD bn)

281.4

266.9

280.3

5

0
Customer deposits (USD bn)

284.0

279.9

283.6

1

0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,8

1.3

1.3

1.2
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
1

(24.5)

(19.2)

46.9
Cost / income ratio (%)
1

62.2

59.9

57.5
Return on attributed equity (%)
1,7

13.2

12.1

16.0
1 Refer to “Alternative

performance measures” in the appendix to

this report for the definition and

calculation method.

2 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as
well as temporary and

incremental items directly related

to the integration.

3 Represents the gain

related to UBS’s

share of income recorded

by Swisscard for the

sale of the Credit

Suisse card portfolios

to UBS.

4 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the

Credit Suisse Group.

5 For the first quarter of 2025
this represents the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.

6 For the fourth quarter of 2024 this represents the termination fee paid to American Express related to the expected sale in 2025 of

our 50% holding in Swisscard.

7 Refer to the “Equity attribution” section

of this report for more information about

the equity attribution framework.

8 Refer to the “Risk
management and control” section of this report for more information about (credit-)impaired exposures.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Asset Management

24
Asset Management
Asset Management
As of or for the quarter ended % change from
USD m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Net management fees
1

713

709

745

1

(4)
Performance fees

30

44

30

(32)

0
Net gain from disposals

(2)

13
Total revenues

741

766

776

(3)

(4)
Credit loss expense / (release)

0

0

0
Operating expenses

606

639

665

(5)

(9)
Business division operating profit / (loss) before tax

135

128

111

6

22
Underlying results
Total revenues as reported

741

766

776

(3)

(4)
Total revenues (underlying)
2

741

766

776

(3)

(4)
Credit loss expense / (release)

0

0

0
Operating expenses as reported

606

639

665

(5)

(9)
of which: integration-related expenses 2

73

96

71

(24)

2
Operating expenses (underlying)
2

533

543

594

(2)

(10)
of which: expenses for litigation, regulatory and similar matters

0

1

0
Business division operating profit / (loss) before tax as reported

135

128

111

6

22
Business division operating profit / (loss) before tax (underlying)
2

208

224

182

(7)

15
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

22.3

5.2

16.6
Cost / income ratio (%)
2

81.7

83.3

85.8
Average attributed equity (USD bn)
3

2.7

2.8

2.6

(4)

3
Return on attributed equity (%)
2,3

19.8

18.0

16.7
Gross margin on invested assets (bps)
2

17

17

19
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
2

14.5

20.3

91.5
Cost / income ratio (%)
2

71.9

70.8

76.6
Return on attributed equity (%)
2,3

30.5

31.5

27.5
Information by business line / asset

class
Net new money (USD bn)
2
Equities

(1.4)

30.5

3.3
Fixed Income

9.8

4.1

13.8
of which: money market

5.2

4.3

10.4
Multi-asset & Solutions

0.9

(0.5)

1.7
Hedge Fund Businesses

0.6

(2.8)

(0.2)
Real Estate & Private Markets

0.1

(0.9)

0.3
Total net new money excluding associates

10.1

30.4

18.9
of which: net new money excluding money market

4.8

26.2

8.6
Associates
4

(3.2)

3.0

2.1
Total net new money

6.8

33.4

21.0
Invested assets (USD bn)
2
Equities

753

755

683

0

10
Fixed Income

479

464

450

3

6
of which: money market

164

157

145

4

13
Multi-asset & Solutions

275

268

278

2

(1)
Hedge Fund Businesses

60

58

58

3

3
Real Estate & Private Markets

147

143

148

3

0
Total invested assets excluding associates

1,715

1,689

1,617

2

6
of which: passive strategies

823

807

750

2

10
Associates
4

81

84

74

(3)

10
Total invested assets

1,796

1,773

1,691

1

6

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Asset Management

25
Asset Management (continued)
As of or for the quarter ended % change from
USD m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Information by region
Invested assets (USD bn)
2
Americas

447

443

424

1

5
Asia Pacific
5

222

224

214

(1)

3
EMEA (excluding Switzerland)

440

435

374

1

18
Switzerland

688

670

679

3

1
Total invested assets

1,796

1,773

1,691

1

6
Information by channel
Invested assets (USD bn)
2
Third-party institutional

1,027

1,008

960

2

7
Third-party wholesale

163

169

176

(4)

(7)
UBS’s wealth management businesses

525

512

482

2

9
Associates
4

81

84

74

(3)

10
Total invested assets

1,796

1,773

1,691

1

6
1 Net management fees include transaction

fees, fund administration revenues

(including net interest and trading

income from lending activities and

foreign-exchange hedging as part of the

fund services offering),
distribution fees, incremental fund-related

expenses, gains or losses

from seed money and co-investments,

funding costs, the negative

pass-through impact of third-party performance

fees, and other items

that are
not Asset Management’s performance fees.

2 Refer to “Alternative

performance measures” in the appendix to this

report for the definition and calculation method.

3 Refer to the “Equity attribution” section of
this report for more information about the

equity attribution framework.

4 The invested assets and net new money amounts reported for associates are prepared in accordance with their local

regulatory requirements
and practices.

5 Includes invested assets from associates.
Results: 1Q25 vs 1Q24

Profit before

tax increased

by USD 24m,

or 22%,

to USD 135m,

mainly due

to lower

operating expenses, partly
offset by

lower total

revenues.

Underlying profit before

tax was

USD 208m, an increase

of 15%,

after excluding
integration-related expenses of USD 73m.
Total revenues
Total

revenues decreased by

USD 35m, or 4%,

to USD 741m, primarily reflecting

a decrease in

net management
fees.
Net

management

fees

decreased

by

USD 32m,

or

4%,

to

USD 713m,

largely

driven

by

margin

compression,
negative foreign

currency effects

and the

impact of

exits from

non-strategic businesses,

partly offset

by positive
market performance.

Performance fees

were stable

at USD 30m,

as increases

in Fixed Income

were offset

by decreases

in the

Hedge Fund
and Real Estate Businesses.
Operating expenses
Operating expenses decreased by USD 59m, or 9%, to USD 606m, reflecting decreases across non-personnel and personnel expenses,

and included a

USD 2m increase in

integration-related expenses.

Excluding integration-related
expenses of

USD 73m, underlying

operating

expenses were

USD 533m, a

decrease of

10%, mainly

due to

decreases
in personnel,

consulting and

legal expenses

and the

release of

a provision for

fund-administration-related expenses,
as well as decreases across a number of other expense

lines.
Invested assets: 1Q25 vs 4Q24

Invested assets

increased by

USD 23bn to

USD 1,796bn, reflecting positive

foreign currency

effects of

USD 33bn
and positive

net new

money of

USD 7bn, partly

offset by

negative market

performance of

USD 14bn.

Excluding
money market flows and associates, net new

money was USD 5bn.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Investment Bank

26
Investment Bank
Investment Bank
As of or for the quarter ended % change from
USD m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Advisory

221

260

189

(15)

17
Capital Markets

489

612

683

(20)

(28)
Global Banking

710

872

872

(19)

(19)
Execution Services
1

517

471

402

10

28
Derivatives & Solutions
1

1,291

683

934

89

38
Financing

665

723

542

(8)

23
Global Markets

2,473

1,877

1,878

32

32
of which: Equities

1,806

1,448

1,353

25

33
of which: Foreign Exchange, Rates and Credit

667

429

525

55

27
Total revenues

3,183

2,749

2,751

16

16
Credit loss expense / (release)

35

63

32

(45)

10
Operating expenses

2,427

2,207

2,164

10

12
Business division operating profit / (loss) before tax

722

479

555

51

30
Underlying results
Total revenues as reported

3,183

2,749

2,751

16

16
of which: PPA effects
2

138

202

293

(32)

(53)
of which: PPA effects recognized in Global Banking revenue line

147

197

288

(26)

(49)
Total revenues (underlying)
3

3,045

2,547

2,458

20

24
Credit loss expense / (release)

35

63

32

(45)

10
Operating expenses as reported

2,427

2,207

2,164

10

12
of which: integration-related expenses
3

112

174

143

(36)

(21)
Operating expenses (underlying)
3

2,314

2,032

2,022

14

14
of which: expenses for litigation, regulatory and similar matters

20

12

(1)

74
Business division operating profit / (loss) before tax as reported

722

479

555

51

30
Business division operating profit / (loss) before tax (underlying)
3

696

452

404

54

72
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

30.1
n.m.

12.7
Cost / income ratio (%)
3

76.2

80.3

78.7
Average attributed equity (USD bn)
4

17.7

17.3

17.0

2

4
Return on attributed equity (%)
3,4

16.3

11.1

13.1
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

72.2
n.m.

(17.8)
Cost / income ratio (%)
3

76.0

79.8

82.3
Return on attributed equity (%)
3,4

15.8

10.5

9.5
1
Comparative figures for the quarter ended 31 March 2024 have been restated as a result of the shift of the foreign exchange products that are traded over electronic platforms from Execution Services to Derivatives
& Solutions. The restatement had no effect

on total Global Markets revenues.

2 Includes accretion of PPA adjustments on financial

instruments and other PPA effects.

3 Refer to “Alternative performance measures”
in the appendix to this report for the definition and calculation method.

4 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Investment Bank

27
Results: 1Q25 vs 1Q24
Profit before tax increased

by USD 167m, or 30%, to

USD 722m, mainly due to

higher total revenues, partly

offset
by higher

operating expenses. Underlying

profit before

tax was

USD 696m, an

increase of

72%, after

excluding
USD 138m of purchase price allocation (PPA) effects

and USD 112m of integration-related expenses.
Total revenues
Total

revenues increased by USD 432m, or

16%, to USD 3,183m, due

to higher revenues in Global

Markets, partly
offset by lower revenues in Global Banking, and included an overall USD 155m decrease in PPA

effects. Excluding
these effects, underlying total revenues were USD 3,045m, an increase of

24%.
Global Banking
Global Banking revenues decreased by USD 162m, or 19%, to

USD 710m, and included a USD 141m decrease in
accretion of PPA

adjustments on financial instruments and

other PPA

effects. Excluding such

accretion and other
effects, underlying Global Banking revenues were USD 564m, a decrease of

4%.
Advisory revenues

increased by

USD 32m, or

17%, to

USD 221m, mainly

due to

higher merger

and acquisition
transaction revenues.
Capital Markets revenues decreased by USD 194m, or 28%, to USD 489m, and included a USD 141m decrease in accretion of PPA

adjustments on financial

instruments and other

PPA effects. Excluding

such accretion and

other
effects, underlying Capital

Markets revenues decreased

by USD 52m,

or 13%,

largely driven

by lower

Leveraged
Capital Markets revenues.
Global Markets
Global

Markets

revenues

increased

by

USD 595m,

or

32%,

to

USD 2,473m,

driven

by

higher

Derivatives

&
Solutions, Financing and Execution Services

revenues.
Execution Services

revenues increased

by USD 115m,

or 28%,

to USD 517m,

mainly driven

by increases

in Cash
Equities across all regions,

due to higher volumes.
Derivatives & Solutions revenues

increased by USD 357m, or

38%, to USD 1,291m, with increases

largely in Equity
Derivatives and Foreign Exchange,

due to increased volatility and higher levels

of client activity.
Financing revenues increased

by USD 123m, or

23%, to USD 665m,

mainly driven by

increases in Prime Brokerage,
supported by higher client balances.
Equities
Global Markets Equities revenues increased by USD 453m, or 33%,

to USD 1,806m, mainly driven by increases in
Equity Derivatives, Cash Equities and Prime Brokerage.
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange,

Rates

and

Credit

revenues

increased

by

USD 142m,

or

27%,

to

USD 667m,
mainly driven by increases in Foreign Exchange.
Credit loss expense / release
Net credit loss expenses were

USD 35m, compared with net credit loss

expenses of USD 32m in

the first quarter of
2024.
Operating expenses
Operating expenses increased by USD

263m, or 12%, to USD 2,427m,

mainly due to higher

personnel expenses,
and

included

a

USD 31m

decrease

in

integration-related

expenses.

Excluding

integration-related

expenses

of
USD 112m, underlying operating expenses were USD

2,314m, an increase of 14%.

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Non-core and Legacy

28
Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from
USD m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Total revenues

284

(58)

1,001

(72)
Credit loss expense / (release)

7

6

36

13

(80)
Operating expenses

669

858

1,011

(22)

(34)
Operating profit / (loss) before tax

(391)

(923)

(46)

(58)

759
Underlying results
Total revenues as reported

284

(58)

1,001

(72)
Total revenues (underlying)
1

284

(58)

1,001

(72)
Credit loss expense / (release)

7

6

36

13

(80)
Operating expenses as reported

669

858

1,011

(22)

(34)
of which: integration-related expenses
1

191

317

242

(40)

(21)
Operating expenses (underlying) 1

477

541

769

(12)

(38)
of which: expenses for litigation, regulatory and similar matters

7

(20)

(16)
Operating profit / (loss) before tax as reported

(391)

(923)

(46)

(58)

759
Operating profit / (loss) before tax (underlying)
1

(200)

(606)

197

(67)
Performance measures and other information
Average attributed equity (USD bn)
2

7.5

8.7

10.6

(14)

(30)
Risk-weighted assets (USD bn)

34.2

41.4

57.9

(18)

(41)
Leverage ratio denominator (USD bn)

34.9

53.5

119.9

(35)

(71)
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

2 Refer to the “Equity attribution” section of this report for more information about the equity
attribution framework.

Composition of Non-core and Legacy
Total assets RWA LRD
USD bn 31.3.25 31.12.24 31.3.25 31.12.24 31.3.25 31.12.24
Exposure category
Equities

1.4

2.6

1.0

0.9

0.9

2.0
Macro

16.9

26.3

3.6

4.4

4.1

10.2
Loans

1.8

3.2

1.8

2.8

1.8

4.0
Securitized products

3.5

7.4

2.9

5.2

3.8

8.8
Credit

0.2

0.2

0.2

0.3

0.2

0.2
High-quality liquid assets

22.9

27.2

22.9

27.2
Operational risk

24.0

27.1
Other

1.2

1.4

0.5

0.7

1.1

1.1
Total

47.9

68.3

34.2

41.4

34.9

53.5
Results: 1Q25 vs 1Q24
Loss before tax

was USD 391m,

compared with

a loss

of USD 46m.

Underlying loss

before tax was

USD 200m, after
excluding integration-related expenses of USD 191m,

compared with underlying profit before tax of USD 197m.
Total revenues
Total

revenues were

USD 284m, a

decrease of

USD 717m, mainly

reflecting lower

net gains

from position

exits,
including a

USD 45m loss

from an

exit from

longevity positions,

and lower

net interest

income from

securitized
products and credit products as a result of a

smaller portfolio. Total

revenues in the first quarter of 2025 included
a gain of USD 97m from the sale of

Select Portfolio Servicing,

the US mortgage servicing business

of Credit Suisse.
Total

revenues in

the first

quarter of

2024 included

a net

gain of

USD 272m, after

accounting for

the purchase
price allocation adjustments recorded at the closing of the acquisition of the

Credit Suisse Group, from the sale of
assets from the former Credit

Suisse securitized products

group to Apollo Management

Holdings and certain other
entities (collectively Apollo).

UBS Group first quarter 2025 report |
UBS business divisions and Group Items |

Non-core and Legacy

29
Credit loss expense / release
Net credit loss expenses were USD 7m, almost entirely reflecting credit-impaired positions with a small number of
corporate counterparties. These compared with net

credit loss expenses of USD 36m in the first quarter

of 2024.
Operating expenses
Operating

expenses

were

USD 669m,

a

decrease

of

USD 342m,

mainly

due

to

lower

personnel

expenses,
technology expenses,

real estate

costs and

risk management

costs, and

included a

USD 51m decrease

in integration-
related

expenses.

Excluding

integration-related

expenses

of

USD 191m,

underlying

operating

expenses

were
USD 477m, a decrease of 38%.
Risk-weighted assets and leverage ratio denominator:

1Q25 vs 4Q24
The active unwinding of Non-core and Legacy assets resulted in a decrease in risk-weighted assets (RWA) and the
leverage ratio

denominator (the LRD).

RWA decreased

by USD 7.2bn

to USD 34.2bn, mostly

due to

decreases in
the

securitized

product,

loan

and

macro

portfolios,

which

included

an

increase

in

RWA

related

to

the
implementation of the final

Basel III standards. In

addition, operational risk RWA

decreased by USD 3bn

resulting
from such implementation.

The LRD decreased by USD 18.6bn to

USD 34.9bn, mainly driven by reductions in the
macro, securitized product, high-quality liquid asset and

loan portfolios.
Group Items
Group Items
As of or for the quarter ended % change from
USD m 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Total revenues

(284)

(188)

(355)

51

(20)
Credit loss expense / (release)

(1)

0

(2)
Operating expenses

15

(88)

(33)
Operating profit / (loss) before tax

(299)

(100)

(320)

200

(7)
Underlying results
Total revenues as reported

(284)

(188)

(355)

51

(20)
of which: PPA effects and other integration items
1

30

(4)

(4)
Total revenues (underlying)
2

(314)

(184)

(351)

71

(10)
Credit loss expense / (release)

(1)

0

(2)
Operating expenses as reported

15

(88)

(33)
of which: integration-related expenses
2

3

(1)

1
Operating expenses (underlying)
2

12

(88)

(34)
of which: expenses for litigation, regulatory and similar matters

72

6

0
Operating profit / (loss) before tax as reported

(299)

(100)

(320)

200

(7)
Operating profit / (loss) before tax (underlying)
2

(326)

(96)

(315)

240

3
1
Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.

2 Refer to “Alternative performance measures”
in the appendix to this report for the definition and calculation method.
Results: 1Q25 vs 1Q24
Loss before tax decreased by USD 21m, or 7%, to USD 299m, mainly driven by lower mark-to-market losses from
Group hedging

and own

debt, partly

offset by

an increase

in provisions

for litigation,

regulatory and

similar matters.
In

addition,

the

first

quarter

of

2024

included

a

USD 25m

donation

expense.

Underlying

loss

before

tax

was
USD 326m, after excluding

from total revenues USD 30m

of purchase price allocation

effects and other

integration
items and also excluding

from operating expenses

USD 3m of integration-related

expenses. This compared with

an
underlying loss before tax of USD 315m in the first

quarter of 2024.

Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

negative
USD 118m, compared with net negative income of USD 191m. The losses in the first quarter of 2025 were driven by mark-to-market effects on own

credit and portfolio-level economic hedges, mainly

due to increases

in interest
rates and cross-currency-basis widening.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet

30
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
31
Risk management and control
31
Credit risk
33
Market risk
34
Country risk
35
Non-financial risk
36
Capital management
38
Total

loss-absorbing capacity
41
Risk-weighted assets
43
Leverage ratio denominator
45
Equity attribution
46
Liquidity and funding management
46
Strategy, objectives and governance
46
Liquidity coverage ratio
46
Net stable funding ratio
47
Balance sheet and off-balance sheet
47
Balance sheet assets
47
Balance sheet liabilities
48
Equity
49
Off-balance sheet

Share information and earnings per share

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

31
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with

the “Risk

management and

control” section

of the

UBS Group

Annual Report

2024, available
under “Annual

reporting” at
ubs.com/investors
, and

the “Recent

developments” section of

this report

for more
information about the integration of Credit Suisse.
Toward the end of the first quarter of 2025 and into April, heightened geopolitical tensions and the imposition of new tariffs exerted significant pressure on markets.

The weakening of the US dollar resulted in passive

increases in
reported exposures

from our

non-US-dollar-denominated

portfolios. In

addition, the

high volatility

led to

an increase
in margin calls in Global Wealth

Management and the Investment

Bank,

which were met within the

orderly course
of business.

We are closely

monitoring these

developments,

continually assessing

portfolio impacts

and considering
potential mitigating actions.
Credit risk

Overall banking products exposure
Overall banking products exposure

increased by USD 35bn compared

with 31 December 2024,

to USD 1,037bn as
of 31 March 2025,

primarily reflecting currency

effects in Loans

and advances to

customers and balances

at central
banks, inflows

from roll-offs of

securities financing

transactions in

balances at

central banks,

and purchases

of high-
quality liquid asset portfolio securities in

Other financial assets measured at amortized cost.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “Group performance” section and “Note 8

Expected credit loss measurement” in the “Consolidated
financial statements” section of this report for more information about credit loss expense / release
Overall traded products exposure
Overall traded products exposure decreased by

USD 12bn compared with 31 December 2024, to USD 54bn

as of
31 March 2025, primarily driven by decreases

in over-the-counter derivatives exposure in the

Investment Bank and
Personal & Corporate Banking, reflecting market

movements.
Loan underwriting
In the

Investment Bank,

mandated loan

underwriting commitments

on a

notional basis

increased by

USD 3.9bn
compared with 31 December 2024, to USD 8.4bn as of 31 March 2025, driven by new mandates, partly offset by deal syndications. As of 31 March

2025, USD 0.9bn of these commitments

had not been distributed as

originally
planned.
Loan underwriting exposures

in the Investment

Bank are classified

as held for

trading, with

fair values reflecting

the
market conditions

at the

end of

the quarter.

Credit hedges

are in place

to help

protect against

fair value

movements
in the portfolio.
Syndication of

underwriting exposure continues,

despite the

volatile market

conditions. As

of 25 April

2025, we
had

a

USD 1.1bn

exposure

reduction,

bringing

our

outstanding

mandated

loan

underwriting

commitments

to
USD 7.4bn.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

32
Banking and traded products exposure in the business divisions and Group Items
31.3.25
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products exposure, gross
1,2

464,710

426,822

1,574

104,477

17,816

21,271

1,036,669
of which: loans and advances to customers (on-balance sheet)

295,424

281,423

10

17,676

1,195

521

596,249
of which: guarantees and irrevocable loan commitments (off-balance sheet)

20,082

44,769

11

35,088

1,345

20,755

122,049
Committed unconditionally revocable credit lines
3

78,171

65,381

0

546

4

0

144,102
Traded products exposure, gross
2,4

15,461

3,303

0

35,437

54,201
of which: over-the-counter derivatives

11,835

2,875

0

10,061

24,771
of which: securities financing transactions

18

0

0

16,107

16,126
of which: exchange-traded derivatives

3,607

428

0

9,269

13,304
Total credit-impaired exposure, gross 1

1,391

3,825

0

609

959

0

6,784
of which: stage 3

1,316

3,471

0

565

63

0

5,415
of which: PCI

75

354

0

45

896

0

1,369
Total allowances and provisions for expected credit losses

289

1,588

0

421

326

5

2,629
of which: stage 1

106

276

0

103

3

5

493
of which: stage 2

56

247

0

151

2

0

455
of which: stage 3

120

1,024

0

164

49

0

1,357
of which: PCI

6

42

0

3

273

0

324
31.12.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products exposure, gross 1,2

452,053

424,994

1,530

72,964

33,150

17,478

1,002,169
of which: loans and advances to customers (on-balance sheet)

295,856

266,869

9

17,497

1,163

551

581,944
of which: guarantees and irrevocable loan commitments (off-balance sheet)

18,978

46,986

5

34,516

2,211

17,164

119,859
Committed unconditionally revocable credit lines
3

79,460

65,749

0

452

4

0

145,665
Traded products exposure, gross
2,4

14,900

5,034

0

46,076

66,009
of which: over-the-counter derivatives

11,705

4,594

0

17,371

33,670
of which: securities financing transactions

186

0

0

18,352

18,538
of which: exchange-traded derivatives

3,009

440

0

10,353

13,802
Total credit-impaired exposure, gross
1

1,397

3,714

0

595

930

0

6,637
of which: stage 3

1,324

3,358

0

549

69

0

5,300
of which: PCI

73

356

0

46

861

0

1,337
Total allowances and provisions for expected credit losses

292

1,512

0

379

318

6

2,507
of which: stage 1

97

269

0

110

4

6

487
of which: stage 2

68

247

0

142

2

0

459
of which: stage 3

121

960

0

124

48

0

1,253
of which: PCI

7

36

0

2

264

0

309
1 IFRS 9 gross

exposure for banking products

includes the following financial

instruments in scope of

expected credit loss measurement:

balances at central

banks, amounts due from

banks, loans and

advances to
customers, other

financial assets at

amortized cost,

guarantees and

irrevocable loan commitments.

2 Internal management

view of credit

risk, which

differs in certain

respects from

IFRS Accounting

Standards.

3 Commitments that can be canceled by UBS at any time but expose UBS to credit risk if the client has the ability to draw the facility before UBS can take action. These commitments are subject to expected credit loss requirements.

4 As counterparty risk for traded products is managed at the counterparty level, no further split between exposures in the

Investment Bank, Non-core and Legacy, and Group Items is provided.

Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 31.3.25 31.12.24 31.3.25 31.12.24
Secured by collateral

289,609

290,053

246,679

232,913
Residential real estate

101,415

106,124

196,775

184,404
Commercial / industrial real estate

9,218

9,312

37,903

36,682
Cash

28,025

28,418

2,732

2,624
Equity and debt instruments

124,274

120,223

2,598

2,778
Other collateral
2

26,677

25,977

6,671

6,424
Subject to guarantees

1,723

1,715

7,092

6,886
Uncollateralized and not subject to guarantees

4,092

4,088

27,651

27,070
Total loans and advances to customers, gross

295,424

295,856

281,423

266,869
Allowances

(212)

(221)

(1,334)

(1,271)
Total loans and advances to customers, net of allowances

295,212

295,635

280,089

265,598
Collateralized loans and advances to customers as a percentage of total loans and advances to customers, gross (%)

98.0

98.0

87.7

87.3
1 Collateral arrangements generally incorporate a range of collateral, including cash, equity and debt instruments, real estate, and other collateral. For the purposes of this disclosure, UBS applies a risk-based approach that generally prioritizes

collateral according to

its liquidity profile.

In the case

of loan facilities

with funded and

unfunded elements,

the collateral is

first allocated to

the funded element.

For legacy Credit

Suisse
infrastructure, a

risk-based approach is

applied that generally

prioritizes real estate

collateral and prioritizes

other collateral according

to its liquidity

profile. In the

case of loan

facilities with funded

and unfunded
elements, the collateral

is proportionately allocated.

2 Includes but is not limited

to life insurance contracts,

rights in respect of

subscription or capital commitments

from fund partners,

inventory, gold and

other
commodities.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

33
Market risk
As part

of going

live with

the Fundamental

Review of

the Trading

Book (FRTB)

framework for

the calculation

of
market-risk-related regulatory

capital requirements

on 1 January

2025, UBS

has adopted

the standardized

approach
for all

legal entities

regulated by

the Swiss

Financial Market

Supervisory Authority

(FINMA), including

the UBS

Group.
The FINMA value-at-risk

(VaR) multiplier derived

from negative backtesting

exceptions for

market risk

risk-weighted
assets is no longer relevant for the regulatory capital

calculation.
The UBS

Group excluding certain

legacy Credit

Suisse components continued

to maintain generally

low levels

of
management VaR. Average management VaR (1-day,

95% confidence level) in the first quarter of 2025 decreased to USD 9m from USD 11m, mainly driven by the

Investment Bank.
Average management

VaR (1-day,

98% confidence

level) of

the legacy

Credit Suisse

components in

the first

quarter
of

2025

decreased

to

USD 4m

from

USD 6m,

driven

by

continued

strategic

migration

of

positions

to

UBS

and
exposure reductions in Non-core and Legacy.
Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and

Group Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

2

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

1

14

8

8

2

14

10

4

3
Non-core and Legacy

1

1

1

1

0

1

1

0

0
Group Items

3

6

4

4

1

3

3

1

0
Diversification effect
3,4

(6)

(6)

(1)

(4)

(4)

(1)

0
Total as of 31.3.25

2

15

8

9

2

15

11

5

3
Total as of 31.12.24

5

17

11

11

2

17

10

4

6
Management value-at-risk (1-day, 98% confidence level, 2 years of historical data) of certain legacy Credit

Suisse
components of the business divisions and Group Items, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

1

1

1

1

0

0

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

1

2

1

1

1

0

1

0

0
Non-core and Legacy

2

5

2

4

0

2

3

1

0
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
3,4

(1)

(1)

0

0

(1)

0

0
Total as of 31.3.25

3

6

3

4

1

2

3

1

0
Total as of 31.12.24

5

9

5

6

2

3

5

1

0
1 The legacy Credit Suisse components

not included in the UBS Group management

VaR predominantly reflect the portfolio

in Non-core and Legacy. These

positions continue to be managed on legacy Credit

Suisse
infrastructure based on legacy Credit Suisse management VaR methodology until full migration of these positions to UBS infrastructure or the liquidation of the positions. This process is ongoing, and the management
VaR of the legacy Credit Suisse components is expected to continue decreasing over time.

2 Statistics at individual levels may not be summed

to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days,

and, likewise, the VaR

for each business division or risk type,

being driven by the extreme loss tail of

the corresponding distribution of simulated profits and

losses for that
business division or risk type, may well

be driven by different days in the historical

time series, rendering invalid

the simple summation of figures to arrive

at the aggregate total.

3 The difference between the

sum
of the standalone VaR

for the business divisions and

Group Items and the total

VaR.

4 As the minima and

maxima for different business

divisions and Group Items occur

on different days, it

is not meaningful to
calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic value of equity

(EVE) sensitivity in the UBS

Group banking book to a

+1-basis-point parallel shift in
yield curves

was negative

USD 38.7m as

of 31 March

2025, compared

with negative

USD 37.3m as

of 31 December
2024.

This excluded

the sensitivity

of USD 7.4m

from additional

tier 1 (AT1)

capital instruments

(as per

specific
FINMA requirements) in contrast

to general Basel

Committee on Banking

Supervision (BCBS)

guidance. Exposure in
the banking book of the UBS Group increased during the first quarter of 2025, predominantly driven by issuances of AT1 capital instruments during the quarter.
The majority of our interest rate risk in the

banking book (IRRBB) as of 31 March 2025 was a reflection of the net
asset duration

that we ran

to offset

our modeled

sensitivity of

net USD 30.3m

(31 December 2024: USD 29.4m)
assigned

to

our

equity,

goodwill

and

real

estate,

with

the

aim

of

generating

a

stable

net

interest

income
contribution. Of this, USD

18.1m and USD 10.5m

were attributable to

the US dollar and the

Swiss franc portfolios,
respectively,

(31 December 2024: USD 17.1m and USD

10.6m, respectively).

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

34
In addition to

the aforementioned

sensitivity, we

calculate the

six interest

rate shock

scenarios prescribed

by FINMA.
The “Parallel up” scenario,

assuming all positions

were measured at

fair value, was

the most severe as

of 31 March
2025

and

would

have

resulted

in

a

change

in

EVE

of

negative

USD 7.1bn,

or

8.1%,

of

our

tier 1

capital
(31 December

2024:

negative

USD 6.7bn,

or

7.6%),

which

is

well

below

the

15%

threshold

as

per

the

BCBS
supervisory outlier test for high levels of IRRBB.
The immediate effect

on our tier 1

capital in the

“Parallel up” scenario

as of 31 March

2025 would have

been a
decrease of approximately

USD 0.7bn, or 0.8%,

(31 December 2024: USD 0.9bn,

or 1.0%), reflecting the

fact that
the

vast

majority

of

our

banking

book

is

accrual

accounted

or

subject

to

hedge

accounting.

The

“Parallel

up”
scenario would subsequently have a positive effect

on net interest income, assuming a constant

balance sheet.
As the overall interest rate risk sensitivity shows a greater impact from slower asset repricing compared with faster
liabilities repricing,

the “Parallel

down“ scenario

was the

most beneficial

as of

31 March 2025

and would

have
resulted in

a change

in EVE

of positive

USD 7.5bn (31 December 2024:

positive USD 7.2bn) and

a small

positive
immediate effect on our tier 1 capital.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”

section of the UBS Group
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book
Interest rate risk – banking book
31.3.25
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1)
capital instruments Total
+1 bp

(9.9)

(1.6)

(0.3)

(26.6)

(0.3)

(38.7)

7.4

(31.3)
Parallel up
2

(1,449.0)

(303.5)

(62.3)

(5,182.3)

(79.6)

(7,076.8)

1,334.4

(5,742.4)
Parallel down
2

1,541.5

335.4

74.9

5,455.0

81.1

7,487.8

(1,593.0)

5,894.7
Steepener
3

(786.0)

(21.3)

(15.2)

(1,399.0)

(20.0)

(2,241.6)

297.3

(1,944.3)
Flattener
4

519.3

(28.6)

3.3

199.5

3.2

696.8

7.9

704.6
Short-term up
5

(83.8)

(119.7)

(19.3)

(1,946.8)

(27.4)

(2,197.0)

587.6

(1,609.4)
Short-term down
6

53.7

119.1

19.2

2,048.1

28.0

2,268.1

(611.7)

1,656.4
31.12.24
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1)
capital instruments Total
+1 bp

(10.5)

(1.4)

(0.3)

(24.6)

(0.5)

(37.3)

5.5

(31.7)
Parallel up
2

(1,509.7)

(263.7)

(65.5)

(4,758.9)

(95.6)

(6,693.4)

1,000.4

(5,693.0)
Parallel down
2

1,643.9

295.9

76.2

5,068.6

101.1

7,185.8

(1,173.0)

6,012.8
Steepener
3

(749.1)

(10.4)

(12.7)

(1,255.4)

(9.7)

(2,037.3)

168.0

(1,869.3)
Flattener
4

464.0

(33.3)

(0.2)

161.0

(10.5)

581.0

61.0

642.1
Short-term up
5

(149.4)

(112.2)

(22.8)

(1,820.7)

(46.1)

(2,151.1)

484.4

(1,666.7)
Short-term down
6

132.6

112.2

23.3

1,931.8

46.6

2,246.5

(504.4)

1,742.2
1 Economic value

of equity.

2 Rates across all

tenors move by ±150

bps for Swiss

franc, ±200 bps for

euro and US

dollar, and

±250 bps for pound

sterling.

3 Short-term rates

decrease and long-term rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk
We remain

watchful of

a range

of geopolitical

developments and

political changes

in a

number of

countries, as
well as

global trade

relations, including

policies related

to tariffs,

and international

tensions from

the Russia–Ukraine
war.

We also continue to monitor conflicts in the Middle

East. As of 31 March 2025, our direct

exposure to Israel
was less than

USD 0.5bn and our

direct exposure

to Gulf Cooperation

Council countries was less

than USD 5bn,
while our direct exposure

to Egypt and Jordan

was limited, and

there was no direct

exposure to Iran, Iraq,

Lebanon
or Syria. Our direct exposure

to Russia as of 31 March

2025 was less than USD 0.5bn, and our

direct exposure to
Belarus

and

Ukraine

remained

immaterial.

Potential

second-order

impacts,

such

as

European

energy

security,
continue to be monitored.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

35
In the first quarter

of 2025, inflation abated

to some extent in

major Western economies, although there are

still
concerns

regarding

future

developments,

and

central

banks’

monetary

policies

and

trade

policies

and

barriers
remain

in

the

spotlight.

In

China,

tariffs

imposed

by

the

US,

stress

in

the

property

sector

and

strained

local
government

finances

continue

to

have

an

adverse

impact

on

economic

growth,

raising

the

risk

of

financial
instability. This combination of

factors translates into

a more uncertain

and volatile environment, which

increases
the risk of financial market disruption.
We continue to monitor ongoing trade policy

disputes, as well as economic and political

developments in addition
to those mentioned above. As of 31 March 2025, our exposure to emerging market countries was less than 10%
of our total country exposure and mainly to

certain countries in Asia.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2024, available under
“Annual reporting” at ubs.com/investors , for more information
Non-financial risk
Compliance risk
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct

are of

critical importance

to us.

Therefore,

we maintain

a conduct

risk framework

across our
activities, which is designed to align our standards and

conduct with these objectives and to retain momentum

on
fostering a strong culture.
Suitability risk,

product selection,

cross-divisional service

offerings, quality

of advice

and price

transparency continue
to be

areas of

heightened focus for

UBS and

for the

industry as a

whole. Cross-border

risk (including the

risk of
unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for

global

financial

institutions,
including a

focus on

market access,

such as

third-country market

access into

the European

Economic Area.

We
maintain

a

series

of

controls designed

to

address

these

risks,

and

we

are

increasing the

number

of

automated
controls, thereby increasing overall control coverage.
Reputational

risk,

regulatory

fragmentation

related

to

environmental,

social

and

governance

topics,

and

the
elevated risk of greenwashing arising from our service offering,

disclosures and commitments remain key risks for
2025.
Financial crime risk
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and

corruption,
presents a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues.
An effective financial crime prevention

program therefore remains essential,

and we continue to focus on

strategic
enhancements to our global anti-money-laundering, know-your-client and sanctions programs. Money laundering
and

financial

fraud

techniques

are

becoming

increasingly

sophisticated,

and

geopolitical

volatility

makes

the
sanctions

landscape more

complex.

The

extensive

and

continuously evolving

sanctions arising

from

the

Russia–
Ukraine war

require constant

attention to

prevent circumvention

risks, while

conflicts in

the Middle

East may

further
increase terrorist-financing

risks. Complex

investment and

technology restrictions, coupled

with relatively

limited
asset-freeze sanctions,

apply

in the

case of

China, which

has in

response imposed

both its

own restrictions

and
domestic laws countering the sanctions,

and we will continue to closely monitor this

situation as it evolves.
Operational risk
There is an increased risk of cyber-related operational disruption to business activities at

our locations and those of
third-party suppliers due

to operating a

more complex set

of legal entities since

the acquisition of

Credit Suisse and
the increasingly dynamic threat environment, which is intensified by current geopolitical factors and evidenced by
continuing high volumes

of, and the increasing

sophistication of, cyberattacks

against financial institutions

globally
and on third-party service providers.
We remain on

heightened alert to

respond to and

mitigate elevated cyber-

and information-security threats, and
continue to invest in improving our technology infrastructure and information-security governance to improve our
defense, detection and response capabilities

against attacks. In addition, we operate

a global framework designed
to drive enhancements in operational resilience across all business divisions and relevant jurisdictions,

and we also
work

with

the

third-party

service

providers

that

are

of

critical

importance

to

our

operations

to

assess

their
operational resilience against our standards and

to mitigate any identified risks.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

36
The

increasing

interest

in

data-driven

advisory

processes

and

the

use

of

artificial

intelligence

(AI)

and

machine
learning are opening up new questions related

to the fairness of AI

algorithms, data life-cycle management, data
ethics, data privacy and security, and records

management.
Legal entity

integration, including

that of

existing Credit

Suisse businesses,

and the

closing of

legacy businesses
introduce operational

complexity and

the risk

that businesses

in wind-down

are not

effectively managed.

These
risks continue

to be

carefully monitored

in addition

to the

delivery of

consolidated financial

and regulatory

reporting
submissions.
Capital management
The

disclosures

in

this

section

are

provided

for

UBS Group AG

on

a

consolidated

basis

and

focus

on

key
developments during

the reporting

period and

information in

accordance with

the Basel III

framework, as

applicable
to Swiss systemically relevant banks (SRBs).

They should be read in conjunction

with “Capital management” in the
“Capital, liquidity and funding,

and balance sheet” section

of the UBS Group

Annual Report 2024, available

under
“Annual

reporting”

at
ubs.com/investors
,

which

provides

more

information

about

our

capital

management
objectives, planning and activities, as

well as the Swiss SRB total loss-absorbing capacity

(TLAC) framework.
In Switzerland, the

amendments to the Capital

Adequacy Ordinance (the CAO) that

incorporate the final Basel III
standards into

Swiss law,

including the

five new

ordinances that

contain the

implementing provisions

for the

revised
CAO, entered into force on 1 January 2025.
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof. UBS Group AG and UBS AG contribute a significant portion of their respective capital to, and provide substantial

liquidity to,

such subsidiaries.

Many of

these subsidiaries

are subject

to regulations

requiring
compliance with minimum capital, liquidity

and similar requirements.
›
Refer to the 31 March 2025 Pillar 3 Report, which will be available as of 8 May 2025 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the

UBS AG first

quarter 2025

report, which

will be available

as of 8 May

2025 under

“Quarterly

reporting” at
ubs.com/investors
, for more information

about capital

and other

regulatory

information

for UBS AG

consolidated,

in
accordance

with the Basel

III framework,

as applicable

to Swiss SRBs
›
Refer to “Developments related to the implementation of the final Basel III standards” in the “Recent developments” section for more information about the incorporation of the final Basel III standards in Switzerland and globally; for specific impacts of the implementation of the final Basel III standards on Group risk-weighted assets (RWA) and leverage ratio denominator (LRD), refer to “Risk-weighted assets” and “Leverage ratio denominator” in this section

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

37
We are

subject to the going

and gone concern requirements

of the Swiss

CAO, which include the

too-big-to-fail
(TBTF) provisions

applicable to Swiss

SRBs. The

table below provides

the RWA-

and LRD-based requirements

and
information as of 31 March 2025.
Effective 1 January 2025,

a Pillar 2 capital

add-on for uncollateralized

exposures to hedge

funds, private equity

and
family offices has been introduced.

This resulted in an increase of

16 basis points in the RWA-based

going concern
capital requirement as of 31 March 2025.
Swiss SRB going and gone concern requirements and information
As of 31.3.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.91
1

72,044

5.00
1

78,079
Common equity tier 1 capital

10.56
2

51,026

3.50
3

54,655
of which: minimum capital

4.50

21,747

1.50

23,424
of which: buffer capital

5.50

26,580

2.00

31,232
of which: countercyclical buffer

0.44

2,145
Maximum additional tier 1 capital

4.35
2

21,019

1.50

23,424
of which: additional tier 1 capital

3.50

16,915

1.50

23,424
of which: additional tier 1 buffer capital

0.80

3,866
Eligible going concern capital
Total going concern capital

18.18

87,837

5.62

87,837
Common equity tier 1 capital

14.31

69,152

4.43

69,152
Total loss-absorbing additional tier 1 capital

3.87

18,684

1.20

18,684
of which: high-trigger loss-absorbing additional tier 1 capital

3.87

18,684

1.20

18,684
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

51,831

3.75
7

58,559
of which: base requirement including add-ons for market share and LRD

10.73

51,831

3.75

58,559
Eligible gone concern capital
Total gone concern loss-absorbing capacity

20.55

99,331

6.36

99,331
Total tier 2 capital

0.04

205

0.01

205
of which: non-Basel III-compliant tier 2 capital

0.04

205

0.01

205
TLAC-eligible senior unsecured debt

20.51

99,126

6.35

99,126
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.63

123,876

8.75

136,639
Eligible total loss-absorbing capacity

38.73

187,168

11.99

187,168
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

483,276
Leverage ratio denominator

1,561,583
1 Includes applicable

add-ons of

1.60% for

risk-weighted assets

(RWA) and

0.50% for leverage

ratio denominator

(LRD), of

which 16

basis points

for RWA

reflect the Pillar

2 capital

add-on for

uncollateralized
exposures to hedge funds, private equity and family offices, effective 1 January 2025.

2 Includes the Pillar 2 add-on for uncollateralized exposures to hedge funds, private equity and family offices of 0.11% for CET1 capital and 0.05% for

AT1 capital, effective

1 January 2025. For

AT1 capital, under

Pillar 1 requirements,

a maximum of 4.3% of

AT1 capital can

be used to meet

going concern requirements; 4.35%

includes the
aforementioned Pillar 2

capital add-on.

3 Our CET1 leverage

ratio requirement of

3.50% consists of

a 1.5% base

requirement, a 1.5%

base buffer capital

requirement, a 0.25% LRD

add-on requirement and

a
0.25% market share add-on requirement

based on our Swiss credit business.

4 A maximum of 25% of the gone

concern requirements can be met with

instruments that have a remaining maturity

of between one
and two years. Once at least 75%

of the minimum gone concern requirement has been met with

instruments that have a remaining maturity of greater

than two years, all instruments that have a

remaining maturity
of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability discount on the

gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements and the Pillar 2 add-on).

6 As of July

2024, the Swiss

Financial Market Supervisory

Authority (FINMA) has

the authority to impose

a surcharge of

up to 25% of

the total going

concern capital requirements (excluding

countercyclical buffer
requirements and the Pillar 2 add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.
Additional capital requirements for

UBS Group AG consolidated under current

requirements
As a result of the acquisition of the Credit Suisse

Group in 2023, the capital add-ons for market share

and LRD for
UBS Group AG consolidated will increase commensurate with the Group’s increased market share and higher LRD
after

the

acquisition.

We

currently

estimate

that

this

will

add

around

USD 10bn

to

the

Group’s

tier 1

capital
requirement, when

fully phased

in. The phase-in

of the

increased capital

requirements will

commence from

the end
of 2025 and will be completed by the beginning

of 2030, at the latest.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

38
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet” section of

the UBS Group

Annual Report 2024,

available under “Annual reporting”

at
ubs.com/investors .
Changes

to

the

Swiss

SRB

framework

and

requirements

after

the

publication

of

our

Annual

Report

2024

are
described above.
Swiss SRB going and gone concern information
USD m, except where indicated 31.3.25 31.12.24
Eligible going concern capital
Total going concern capital

87,837

87,739
Total tier 1 capital

87,837

87,739
Common equity tier 1 capital

69,152

71,367
Total loss-absorbing additional tier 1 capital

18,684

16,372
of which: high-trigger loss-absorbing additional tier 1 capital

18,684

15,126
of which: low-trigger loss-absorbing additional tier 1 capital

1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity

99,331

97,655
Total tier 2 capital

205

207
of which: non-Basel III-compliant tier 2 capital

205

207
TLAC-eligible senior unsecured debt

99,126

97,449
Total loss-absorbing capacity
Total loss-absorbing capacity

187,168

185,394
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

483,276

498,538
Leverage ratio denominator

1,561,583

1,519,477
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.2

17.6
of which: common equity tier 1 capital ratio

14.3

14.3
Gone concern loss-absorbing capacity ratio

20.6

19.6
Total loss-absorbing capacity ratio

38.7

37.2
Leverage ratios (%)
Going concern leverage ratio

5.6

5.8
of which: common equity tier 1 leverage ratio

4.4

4.7
Gone concern leverage ratio

6.4

6.4
Total loss-absorbing capacity leverage ratio

12.0

12.2
Total loss-absorbing capacity and movement

Our TLAC increased by USD 1.8bn to USD 187.2bn

in the first quarter of 2025.
Going concern capital and movement
Our

going

concern

capital

increased

by

USD 0.1bn

to

USD 87.8bn.

Our

common

equity

tier 1

(CET1)

capital
decreased by USD 2.2bn to USD 69.2bn, mainly as operating profit before tax of USD 2.1bn and foreign currency translation gains

of USD 0.8bn

were

more

than offset

by a

net share

repurchase

effect

of USD 3.0bn,

dividend
accruals of

USD 0.8bn, current

tax expenses

of USD 0.5bn

and a

negative effect

from compensation-

and own-
share-related capital components

of USD 0.5bn.

The net share

repurchase effect of

USD 3.0bn reflects actual

share
repurchases

of

USD 0.5bn made

under

our

2024

share

repurchase

program

in

the

first

quarter

of

2025

and

a
USD 2.5bn capital reserve for expected future share repurchases.
›
Refer to “Share information and earnings per share” in this section for more information about our share repurchase programs
Our loss-absorbing additional

tier 1 (AT1) capital

increased by USD 2.3bn to

USD 18.7bn, reflecting the

issuance of
new AT1

capital instruments

equivalent to

USD 3.0bn and positive

impacts from interest

rate risk

hedge, foreign
currency translation and other effects, partly

offset by the call of AT1 capital instruments

equivalent to USD 1.3bn.
Following the approval of a maximum amount of conversion capital by UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued from

the beginning

of the

fourth quarter

of 2023

are,
upon the

occurrence of

a trigger event

or a

viability event,

subject to

conversion into

UBS Group AG

ordinary shares
rather than a

write-down. AT1 capital instruments

issued prior to

the fourth quarter of

2023 remain subject to

a
write-down.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

39
Gone concern loss-absorbing capacity and movement
Our total gone concern loss-absorbing capacity increased by USD 1.7bn to USD 99.3bn and included

USD 99.1bn of
TLAC-eligible

senior

unsecured

debt instruments.

The increase

of USD

1.7bn

mainly

reflected

new issuances

of TLAC-
eligible senior

unsecured debt

instruments

totaling USD

3.0bn equivalent

and positive

impacts from

interest rate

risk
hedge, foreign

currency translation and

other effects.

These

effects were

partly offset

by

the

call

of

USD 3.7bn
equivalent

of TLAC-eligible

senior unsecured

debt instruments

and a USD

0.2bn TLAC-eligible

senior unsecured

debt
instrument

ceasing to

be eligible

as gone

concern

capital, as

it entered

the final

year before

maturity.

›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our CET1 capital

ratio was broadly

unchanged at 14.3%,

reflecting a USD 2.2bn

decrease in CET1 capital

offset by
a USD 15.3bn decrease in RWA.

Our CET1

leverage ratio

decreased to

4.4% from

4.7%, reflecting

a USD 2.2bn

decrease in

CET1 capital

and a
USD 42.1bn increase in the LRD.
Our going concern

capital ratio increased

to 18.2% from

17.6%, largely reflecting

a USD 15.3bn decrease

in RWA.
Our going concern leverage

ratio decreased to 5.6%

from 5.8%, largely reflecting

a USD 42.1bn increase

in the LRD.
Our

gone

concern

loss-absorbing

capacity

ratio

increased

to

20.6%

from

19.6%,

due

to

the

aforementioned
decrease in RWA and an increase in gone concern

loss-absorbing capacity of USD 1.7bn.

Our gone concern leverage ratio

was stable at 6.4%

as the aforementioned increase in

the LRD was offset

by an
increase in gone concern loss-absorbing capacity

of USD 1.7bn.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.12.24

71,367
Operating profit / (loss) before tax

2,132
Current tax (expense) / benefit

(460)
Foreign currency translation effects, before tax

770
Share repurchase program

(506)
Capital reserve for expected future share repurchases

(2,500)
Compensation-

and own-share-related capital components

(453)
Eligible deferred tax assets on temporary differences (incl. excess over threshold)

(196)
Other
1

(1,003)
Common equity tier 1 capital as of 31.3.25

69,152
Loss-absorbing additional tier 1 capital as of 31.12.24

16,372
Issuance of high-trigger loss-absorbing additional tier 1 capital

3,000
Call of low-trigger loss-absorbing additional tier 1 capital

(1,250)
Interest rate risk hedge, foreign currency translation and other effects

562
Loss-absorbing additional tier 1 capital as of 31.3.25

18,684
Total going concern capital as of 31.12.24

87,739
Total going concern capital as of 31.3.25

87,837
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.24

207
Interest rate risk hedge, foreign currency translation and other effects

(1)
Tier 2 capital as of 31.3.25

205
TLAC-eligible unsecured debt as of 31.12.24

97,449
Issuance of TLAC-eligible senior unsecured debt

3,046
Call of TLAC-eligible senior unsecured debt

(3,714)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(165)
Interest rate risk hedge, foreign currency translation and other effects

2,510
TLAC-eligible unsecured debt as of 31.3.25

99,126
Total gone concern loss-absorbing capacity as of 31.12.24

97,655
Total gone concern loss-absorbing capacity as of 31.3.25

99,331
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.24

185,394
Total loss-absorbing capacity as of 31.3.25

187,168
1 Includes dividend accruals for 2025 (negative USD 0.8bn) and movements related to other items.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

40
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.3.25 31.12.24
Total equity under IFRS Accounting Standards

87,590

85,574
Equity attributable to non-controlling interests

(405)

(494)
Defined benefit plans, net of tax

(949)

(833)
Deferred tax assets recognized for tax loss carry-forwards

(2,210)

(2,288)
Deferred tax assets for unused tax credits

(817)

(688)
Deferred tax assets on temporary differences, excess over threshold

(1,059)

(803)
Goodwill, net of tax
1

(5,726)

(5,702)
Intangible assets, net of tax

(697)

(702)
Compensation-related components (not recognized in net profit)

(2,656)

(2,800)
Expected losses on advanced internal ratings-based portfolio less provisions

(578)

(568)
Unrealized (gains) / losses from cash flow hedges, net of tax

2,051

2,585
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

895

1,178
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(70)

(62)
Prudential valuation adjustments

(165)

(167)
Accruals for dividends to shareholders for 2024

(2,835)

(2,835)
Capital reserve for expected future share repurchases

(2,500)
Other

(718)
2

(25)
Total common equity tier 1 capital

69,152

71,367
1 Includes goodwill related to

significant investments in

financial institutions of USD

19m as of 31

March 2025 (USD 19m

as of 31 December

2024) presented on the

balance sheet line Investments

in associates.

2 Includes dividend accruals for 2025 and other items.
Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 21bn and

our CET1

capital by

USD 2.4bn as

of 31

March 2025

(31 December

2024: USD 22bn

and USD 2.4bn,
respectively)

and

decreased

our

CET1

capital

ratio

by

14 basis

points

(31

December

2024:

14 basis

points).
Conversely,

a

10%

appreciation

of

the

US

dollar

against

other

currencies

would

have

decreased

our

RWA

by
USD 19bn and our

CET1 capital by

USD 2.2bn (31 December

2024: USD 20bn and

USD 2.2bn, respectively) and
increased our CET1 capital ratio by 13 basis points (31

December 2024: 14 basis points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 100bn

as

of

31

March

2025

(31

December

2024:

USD 97bn)

and

decreased

our

CET1

leverage

ratio

by
12 basis points

(31 December

2024: 13 basis

points). Conversely, a

10% appreciation

of the

US dollar

against other
currencies would have decreased

our LRD by USD 90bn

(31 December 2024: USD 88bn) and

increased our CET1
leverage ratio by 13 basis points (31 December

2024: 14 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS Group Annual Report 2024, available under
“Annual reporting” at ubs.com/investors , for more information

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

41
Risk-weighted assets

During

the

first

quarter

of

2025,

RWA

decreased

by

USD 15.3bn

to

USD 483.3bn,

driven

by

an

USD 11.4bn
decrease resulting from

asset size and

other movements,

an USD 8.6bn reduction

as a result

of the implementation
of the final

Basel III standards,

and a USD 1.1bn

reduction resulting from model

updates and other

methodology
changes. These decreases were partly offset

by a USD 5.9bn increase in currency effects.

Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.12.24
Currency
effects
Impact from the
implementation
of final Basel III
standards
Model updates
and other
methodology
changes
Asset size and
other
1
RWA as of
31.3.25
Credit and counterparty credit risk
2

292.2

5.5

(6.1)

(1.1)

(8.2)

282.3
Non-counterparty-related risk
3

33.7

0.4

(0.8)

33.3
Market risk

27.2

6.5

(2.3)

31.4
Operational risk

145.4

(9.0)

136.4
Total

498.5

5.9

(8.6)

(1.1)

(11.4)

483.3
1 Includes the Pillar 3 categories “Asset size”, “Credit

quality of counterparties”, “Acquisitions and disposals”

and “Other”. For more information, refer to the 31 March 2025 Pillar 3 Report,

which will be available
as of 8

May 2025

under “Pillar 3

disclosures” at ubs.com/investors.

2 Includes settlement

risk, credit

valuation adjustments,

equity and investments

in funds exposures

in the

banking book, and

securitization
exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA decreased by

USD 9.9bn to USD 282.3bn as of 31 March 2025, driven by
an

USD 8.2bn

decrease

resulting

from

asset

size

and

other

movements,

a

decrease

of

USD 6.1bn

due

to

the
implementation

of

the

final

Basel III

standards,

and

a

USD 1.1bn

decrease

reflecting

model

updates

and

other
methodology changes, partly offset by an

increase of USD 5.5bn resulting from currency

effects.
In Switzerland,

the amendments

to the

CAO that

incorporate the

final Basel III

standards into

Swiss law

entered
into force on 1 January 2025. The main changes relate to restrictions on using internal ratings-based (IRB) models for

exposures

to

financial

institutions

and

large

corporate

clients,

a

revised

standardized

approach

with

more
granular risk-weights, and a revised credit valuation

adjustment framework.
The

aforementioned impact

from

the implementation

of the

final Basel III

standards on

credit

and counterparty
credit risk RWA of

USD 6.1bn was

primarily due to

the removal of

a 1.06 multiplier

on risk-weights

calculated using
IRB

models,

which more

than

offset other

changes, including

the establishing

of floors

and the

introduction of
regulatory-mandated loss given default parameters to

financial institutions and large corporate clients.
Asset size and other movements by business

division and Group Items:
–
Non-core and

Legacy RWA

decreased by

USD 5.3bn,

mainly driven

by our

actions to

actively unwind

the portfolio,
in addition to the natural roll-off. The first quarter of 2025 included the sale of Select Portfolio Servicing,

which
resulted in an RWA decrease of USD 1.3bn.
–
Global Wealth Management RWA decreased by

USD 1.0bn, mainly driven by lower RWA from

loans.
–
Investment

Bank

RWA

decreased

by

USD 0.8bn,

mainly

due

to

lower

RWA

from

derivatives,

partly

offset

by
higher RWA from loans and loan commitments.
–
Group Items RWA

decreased by USD 0.8bn,

following higher allocation

of high-quality liquid

assets (HQLA) to
business divisions.
–
Personal & Corporate Banking RWA decreased

by USD 0.5bn.
– Asset Management RWA increased by USD 0.2bn.
Model updates and other methodology

changes not related to

the implementation of the final

Basel III standards
resulted in a

USD 1.1bn reduction

in RWA, mainly

reflecting decreases

related to the

establishment of

a new model
for

private

equity

subscription

loans

and

also

related

to

the

recalibration

of

certain

multipliers

as

a

result

of
improvements to

models, partly

offset by

an increase

related to

a model

update for

securities financing

transactions.
›
Refer to the 31 March 2025 Pillar 3 Report, which will be available as of 8 May 2025 under “Pillar 3 disclosures” at
ubs.com/investors
, for more information

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

›
Refer to “Developments related to the implementation of the final Basel III standards” in the “Recent developments” section of this report for more information about the incorporation of the final Basel III standards

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

42
Market risk
Market risk RWA

increased by USD 4.2bn

to USD 31.4bn in

the first quarter

of 2025, driven

by the implementation
of the Fundamental Review of the

Trading Book (the FRTB) framework, which

increased RWA by USD 6.5bn. This
increase was

partly offset

by an

asset size

decrease of USD 2.3bn,

largely due

to de-risking within

Non-core and
Legacy.

The final

Basel III standards

on the

minimum capital

requirements for

market risk

from the

Basel Committee

on
Banking Supervision,

known as

the FRTB

framework,

entered into

force in

Switzerland on

1 January 2025.

UBS
currently

applies

the

standardized

approach

of

the

FRTB

framework,

in

which

minimum

market

risk

capital
requirements are

computed on

the basis

of three

components: the

sensitivities-based

method (the

SBM), the

default
risk charge (the DRC)

and the residual risk

add-on (the RRAO). The

SBM captures the delta,

vega and curvature risk
of the

underlying trading

positions, and

the DRC

captures the

jump-to-default risk in

positions subject

to equity
and credit risk. In addition, positions that may not be adequately capitalized by the SBM and the DRC additionally attract

an

RRAO

charge.

The

new

FRTB

framework

replaced

the

value-at-risk

(VaR)-

and

stressed

VaR-based
Basel 2.5 market risk framework.
›
Refer to “Market risk” in the “Risk management and control” section of this report for more information
›
Refer to “Developments related to the implementation of the final Basel III standards” in the “Recent developments” section of this report for more information about the implementation of the final Basel III standards
Operational risk
Operational

risk

RWA

decreased

by

USD

9.0bn

to

USD 136.4bn,

as

a

result

of

the

implementation

of

the
standardized approach

for determining

regulatory capital.

The allocation

methodology for

operational risk

RWA
has been adjusted

to better reflect

the contributions of

each division to

the RWA calculation

under the final

Basel III
standards.

Under

the

revised

approach,

allocations

are

based

on

historical

losses

and

revenues

in

approximate
proportion to the weight that these factors

have in the standardized approach calculation.
The

final

Basel III

standards

on

the

operational

risk

capital

requirements

entered

into

force

in

Switzerland

on
1 January 2025. The standardized approach is based

on the business indicator component, which

is derived from
financial

statement

metrics,

as

well

as

the

internal

loss

multiplier,

which

is

derived

from

average

historical
operational losses. The new framework

replaced the advanced measurement approach.
›
Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Developments related to the implementation of the final Basel III standards” in the “Recent developments” section of this report for more information about the implementation of the final Basel III standards
Outlook

We expect RWA developments with regard to model updates and methodology changes to be broadly flat during the second quarter of 2025.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

43
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
31.3.25
Credit and counterparty credit risk
1

96.1

115.4

6.9

53.1

6.8

3.9

282.3
Non-counterparty-related risk
2

6.5

2.9

0.7

4.2

0.8

18.0

33.3
Market risk

0.8

0.1

27.9

2.4

0.1

31.4
Operational risk

60.4

18.5

6.5

23.8

24.0

3.2

136.4
Total

163.8

137.0

14.1

109.0

34.2

25.2

483.3
31.12.24
Credit and counterparty credit risk
1

93.6

120.6

7.2

56.2

10.7

3.9

292.2
Non-counterparty-related risk
2

6.4

2.9

0.7

3.6

1.5

18.7

33.7
Market risk

2.7

0.2

0.0

22.1

2.2

0.0

27.2
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

165.8

143.0

15.1

106.4

41.4

26.8

498.5
31.3.25 vs 31.12.24
Credit and counterparty credit risk
1

2.5

(5.1)

(0.3)

(3.1)

(3.8)

0.0

(9.9)
Non-counterparty-related risk
2

0.2

0.1

0.0

0.6

(0.6)

(0.7)

(0.5)
Market risk

(1.9)

(0.2)

0.0

5.8

0.3

0.1

4.2
Operational risk

(2.8)

(0.8)

(0.8)

(0.7)

(3.0)

(1.0)

(9.0)
Total

(2.0)

(6.0)

(1.0)

2.6

(7.2)

(1.5)

(15.3)
1 Includes settlement risk, credit valuation adjustments,

equity and investments in funds exposures in the

banking book, and securitization exposures in the banking

book.

2 Non-counterparty-related risk includes
deferred tax assets

recognized for temporary

differences (31 March

2025: USD 17.6bn; 31

December 2024: USD

18.1bn), as well

as property,

equipment, software and

other items (31 March

2025: USD 15.7bn;
31 December 2024: USD 15.7bn).
Leverage ratio denominator
During the

first quarter

of 2025,

the LRD

increased by

USD 42.1bn to

USD 1,561.6bn,

driven by

an increase

of
USD 28.8bn as a result

of the implementation of the

final Basel III standards and currency

effects of USD 26.5bn,
partly offset by asset size and other movements

of USD 13.2bn.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

31.12.24
Currency

effects
Impact from the
implementation
of final Basel III
standards
Asset size and

other
LRD as of

31.3.25
On-balance sheet exposures (excluding derivatives and securities financing
transactions)
1

1,140.6

21.2

(1.9)

23.0

1,182.9
Derivative exposures

132.0

1.5

37.5

(21.2)

149.8
Securities financing transaction exposures

177.1

2.6

(0.2)

(14.7)

164.7
Off-balance sheet items
1

69.8

1.1

(6.5)

(0.2)

64.2
Total exposures

1,519.5

26.5

28.8

(13.2)

1,561.6
1 From the first

quarter of 2025 onward,

we have included the

assets deducted from tier

1 capital items in

On-balance sheet exposures

and Off-balance sheet

items. The

comparative-period information has

been
amended to

reflect the

disclosure format

changes for

the new

final Basel

III standards.

Refer to

the UBS Group

fourth quarter

2024 report,

available under

“Quarterly reporting”

at ubs.com/investors,

for more
information about previously published disclosure.
The impact from the implementation of the final Basel III standards on the LRD was an increase of USD 28.8bn. In
Switzerland, the amendments to the CAO that incorporate the final Basel III standards into Swiss law entered into force

on

1 January

2025.

The

increase

was

mainly

in

derivatives,

as

a

result

of

the

standardized

approach

for
counterparty credit

risk, including

the application

of the

prescribed 1.4×

multiplier to

address risks,

for example
wrong-way risk, that are not directly captured in the framework.

This was partly offset by decreases

in off-balance
sheet positions

resulting

from a

change to

credit

conversion factors

and on-balance

sheet exposures

due to

an
alignment of the consolidation scope between

RWA and LRD.
›
Refer to “Developments related to the implementation of the final Basel III standards” in the “Recent developments” section of this report for more information about the implementation of the final Basel III standards
The LRD movements

described below

exclude currency

effects and the

impact from the

implementation of

the final
Basel III standards.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

44
On-balance sheet exposures (excluding derivatives and securities financing transactions)

increased by USD 23.0bn,
mainly

reflecting

increases

in

the

HQLA

portfolio

and

cash

and

balances

at

central

banks

in

Group

Treasury.
Furthermore, there

were also

increases in

trading portfolio

assets, reflecting

an increase

in inventory

held in

the
Investment Bank.
Derivative

exposures

decreased

by

USD 21.2bn,

mainly

due

to

mark-to-market

movements

in

foreign

currency
contracts and lower trading volumes in the

Investment Bank.
Securities financing transaction exposures

decreased by USD 14.7bn,

mainly due to

roll-offs of cash

reinvestment
trades in Group Treasury.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

31.3.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

487.8

403.5

4.2

252.3

23.4

11.7

1,182.9
Derivative exposures

25.9

6.0

0.0

113.8

4.0

0.0

149.8
Securities financing transaction exposures

57.0

37.1

0.1

63.5

6.8

0.3

164.7
Off-balance sheet items
1

18.0

29.0

0.1

16.1

0.6

0.3

64.2
Total exposures

588.7

475.6

4.3

445.8

34.9

12.3

1,561.6
31.12.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

474.7

397.5

4.2

211.5

39.9

12.8

1,140.6
Derivative exposures

11.9

5.6

0.0

104.6

9.5

0.4

132.0
Securities financing transaction exposures

71.6

44.8

0.1

59.2

2.3

(0.9)

177.1
Off-balance sheet items
1

18.4

30.9

0.1

18.2

1.8

0.2

69.8
Total exposures

576.6

478.9

4.5

393.5

53.5

12.5

1,519.5
31.3.25 vs 31.12.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)

13.1

5.9

0.0

40.9

(16.5)

(1.1)

42.3
Derivative exposures

14.0

0.4

0.0

9.3

(5.5)

(0.4)

17.7
Securities financing transaction exposures

(14.6)

(7.7)

0.0

4.2

4.5

1.2

(12.3)
Off-balance sheet items

(0.4)

(1.9)

(0.1)

(2.1)

(1.2)

0.0

(5.6)
Total exposures

12.1

(3.3)

(0.1)

52.3

(18.7)

(0.2)

42.1
1 From the first

quarter of 2025 onward,

we have included the

assets deducted from tier

1 capital items in

On-balance sheet exposures

and Off-balance sheet

items. The

comparative-period information has

been
amended to

reflect the

disclosure format

changes for

the new

final Basel

III standards.

Refer to

the UBS Group

fourth quarter

2024 report,

available under

“Quarterly reporting”

at ubs.com/investors,

for more
information about previously published disclosure.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

45
Equity attribution
Under our equity attribution

framework, tangible equity

is attributed based on

equally weighted average

RWA and
average LRD, which both include resource allocations from our Group functions to the business divisions. Average
RWA and LRD are converted

to CET1 capital equivalents

using target capital ratios.

If the attributed tangible equity
calculated under the weighted-driver approach is less than

the CET1 capital equivalent of risk-based capital (RBC)
for any business division,

the CET1 capital equivalent of RBC is used as a floor for that business division.

The floor
was applicable for Asset Management and

Non-core and Legacy in all of the periods shown

below.
In addition to

tangible equity,

we allocate equity

to the business

divisions to

support goodwill

and intangible

assets.
We

also

allocate

to

the

business

divisions

attributed

equity

related

to

CET1

capital

deduction

items

that

are
attributable to divisional activities, such as compensation-related components or expected losses on the advanced internal ratings-based portfolio less provisions. We attribute all remaining capital deduction items to Group Items.
These primarily

include equity

related to deferred

tax assets,

accruals for shareholder

returns, and unrealized

gains /
losses from cash flow hedges.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders
Average attributed equity
For the quarter ended
USD bn 31.3.25 31.12.24 31.3.24
1
Global Wealth Management

33.6

33.6

33.1
Personal & Corporate Banking

20.1

21.3

21.9
Asset Management

2.7

2.8

2.6
Investment Bank

17.7

17.3

17.0
Non-core and Legacy

7.5

8.7

10.6
Group Items
2

4.6

2.3

0.0
Average equity attributed to business divisions and Group Items

86.1

86.1

85.2
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the

“Consolidated financial statements” section of

the UBS Group Annual Report
2024, available under “Annual reporting” at

ubs.com/investors, for more information about the relevant

adjustments.

2 Includes average attributed equity related to capital deduction items for deferred tax assets,
accruals for

shareholder returns

and unrealized

gains /

losses from

cash flow

hedges. The

increase compared

with the

fourth quarter

of 2024

was mainly

driven by

the capital

reserve for

expected future

share
repurchases.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Liquidity and funding management

46
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and funding

management” in

the “Capital,

liquidity and funding,

and balance sheet”

section of the

UBS
Group

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

the

Group’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

the

UBS

Group

decreased

7.4 percentage

points

to
181.0%, remaining

above the

prudential requirement

communicated by

the Swiss

Financial Market

Supervisory
Authority (FINMA). The movement in the quarterly average LCR was primarily driven by a decrease in high-quality
liquid assets of USD 12.7bn to USD 318.7bn, mainly reflecting lower cash available due to a decrease in customer deposits,

funding of additional trading

assets and lower debt

issued measured at amortized

cost, partly offset by
higher cash

available from

lower lending

assets and

higher proceeds

from securities

financing transactions.

The
average net

cash outflows remained

largely unchanged at

USD 176.2bn,

as higher

outflows from debt

issued at
amortized

cost

and

customer

deposits

were

substantially

offset

by

higher

net

inflows

from

securities

financing
transactions.
›
Refer to the 31 March 2025 Pillar 3 Report, which will be available as of 8 May 2025 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 1Q25
1
Average 4Q24
1
High-quality liquid assets

318.7

331.5
Net cash outflows
2

176.2

176.0
Liquidity coverage ratio (%)
3

181.0

188.4
1 Calculated based on an average of

62 data points in the first quarter

of 2025 and 64 data points in

the fourth quarter of 2024.

2 Represents the net cash outflows expected

over a stress period of 30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As of 31 March 2025,

the net stable funding

ratio (the NSFR) of the

UBS Group decreased 1.3 percentage points
to 124.2%, remaining above the prudential

requirement communicated by FINMA.
Available stable funding

(ASF) increased by

USD 4.9bn to USD 861.7bn,

mainly driven by

a shift in

client deposit
composition resulting

in

a

more

beneficial ASF

treatment.

Required

stable

funding increased

by

USD 11.3bn to
USD 693.8bn,

primarily

reflecting

higher

lending

assets,

largely

due

to

currency

effects,

partly

offset

by

lower
derivative balances.
›
Refer to the 31 March 2025 Pillar 3 Report, which will be available as of 8 May 2025 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 31.3.25 31.12.24
Available stable funding

861.7

856.8
Required stable funding

693.8

682.5
Net stable funding ratio (%)

124.2

125.5

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Balance sheet and off-balance

sheet

47
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS Group

Annual Report

2024, available

under “Annual reporting”

at
ubs.com/investors
, which

provides more
information about the balance sheet and off-balance

sheet positions.

Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (31 March 2025 vs

31 December 2024)
Total assets

were USD 1,543.4bn

as of

31 March 2025,

a decrease

of USD 21.6bn

compared with

31 December
2024.
Derivatives and

cash collateral

receivables on

derivative instruments

decreased by

USD 52.5bn, predominantly

in
Derivatives & Solutions in the Investment Bank,

primarily reflecting a decrease in foreign currency

contracts, where
the contracts in

place at the

end of March

2025 had a

lower fair value

than the contracts

in place at

the end of
December 2024.

Securities financing

transactions at

amortized cost

decreased by

USD 16.5bn, mainly

reflecting
roll-offs of cash reinvestment trades in Group

Treasury.
These decreases were partly offset by

a USD 16.4bn increase in Lending assets, mainly

reflecting currency effects.
Cash

and

balances

at

central

banks

increased

by

USD 8.1bn,

mainly

due

to

inflows

from

roll-offs

of

securities
financing transactions measured at amortized cost and currency effects, partly offset by purchases of high-quality
liquid asset

(HQLA) portfolio

securities.

Other financial

assets measured

at fair

value increased

by USD 7.8bn,

mainly
driven

by

investments

in

securities

financing

transactions

measured

at

fair

value

and

HQLA

portfolio

securities.
Other financial

assets measured

at amortized

cost increased

by USD 7.7bn,

mainly reflecting purchases

of HQLA
portfolio securities. Trading

assets increased by

USD 6.1bn, reflecting higher

inventory held in

the Investment

Bank.

Assets
As of % change from
USD bn 31.3.25 31.12.24 31.12.24
Cash and balances at central banks

231.4

223.3

4
Lending
1

615.3

598.9

3
Securities financing transactions at amortized cost

101.8

118.3

(14)
Trading assets

165.2

159.1

4
Derivatives and cash collateral receivables on derivative instruments

177.0

229.5

(23)
Brokerage receivables

28.7

25.9

11
Other financial assets measured at amortized cost

66.5

58.8

13
Other financial assets measured at fair value
2

105.5

97.7

8
Non-financial assets

51.9

53.6

(3)
Total assets

1,543.4

1,565.0

(1)
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

Balance sheet liabilities (31 March 2025 vs

31 December 2024)
Total liabilities were USD 1,455.8bn as

of 31 March 2025, a decrease of

USD 23.7bn compared with 31 December
2024.
Derivatives and cash collateral payables on derivative instruments decreased by USD 42.5bn, predominantly in the
Investment

Bank,

primarily

reflecting

the

same

drivers

as

on

the

asset

side.

Customer

deposits

decreased

by
USD 0.9bn, mainly reflecting

net new deposit

outflows

of USD 13.5bn, primarily

in Global Wealth

Management,
largely offset by currency effects.
These decreases were partly offset by a USD 10.9bn increase

in brokerage payables, mainly reflecting higher client
activity levels.

Trading liabilities

increased by

USD 7.9bn, mainly

due to

an increase

in short

positions held

in the
Investment Bank.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Balance sheet and off-balance

sheet

48
The “Liabilities,

by product

and currency”

table

in this

section provides

more information

about the

Group’s funding
sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments

›
Refer to the “Consolidated financial statements” section of this report for more information
Liabilities and equity
As of

% change from
USD bn 31.3.25 31.12.24 31.12.24
Short-term borrowings
1,2

58.4

53.9

8
Securities financing transactions at amortized cost

15.0

14.8

1
Customer deposits

744.9

745.8

0
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

295.4

291.6

1
Trading liabilities

43.1

35.2

22
Derivatives and cash collateral payables on derivative instruments

173.6

216.1

(20)
Brokerage payables

59.9

49.0

22
Other financial liabilities measured at amortized cost

19.1

21.0

(9)
Other financial liabilities designated at fair value

27.2

28.7

(5)
Non-financial liabilities

19.1

23.2

(18)
Total liabilities

1,455.8

1,479.5

(2)
Share capital

0.3

0.3

0
Share premium

10.9

12.0

(9)
Treasury shares

(6.5)

(6.4)

2
Retained earnings

80.0

78.0

3
Other comprehensive income
3

2.4

1.1

122
Total equity attributable to shareholders

87.2

85.1

2
Equity attributable to non-controlling interests

0.4

0.5

(18)
Total equity

87.6

85.6

2
Total liabilities and equity

1,543.4

1,565.0

(1)
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

3 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (31 March 2025 vs 31 December 2024)
Equity attributable to shareholders increased

by USD 2,106m to USD 87,185m as of

31 March 2025.
The

net

increase

of

USD 2,106m

was

mainly

driven

by

positive

total

comprehensive

income

attributable

to
shareholders

of

USD 3,319m, reflecting

a

net

profit

of

USD 1,692m

and

other

comprehensive

income

(OCI)

of
USD 1,628m. OCI mainly included OCI related to foreign currency translation of USD 768m, cash flow hedge OCI of USD 545m

and OCI

related to

own credit

on financial

liabilities designated

at fair

value of

USD 279m. In

addition,
deferred share-based

compensation awards

of USD 329m

were expensed

in the

income statement,

increasing share
premium.
These

increases

were

partly

offset

by

net

treasury

share

activity,

which

reduced

equity

by

USD 1,452m,
predominantly due to

the purchasing of

USD 997m of shares

in relation

to employee share-based

compensation
plans and the repurchasing of USD 506m

of shares under our 2024 share repurchase

program.
The payment of the 2024 dividend of USD 0.90 per

share, approved by shareholders at the 2025 Annual General
Meeting, reduced equity attributable to shareholders

by USD 2.9bn in April 2025.
›
Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “Share information and earnings per share”

section of this report for more information about our
share repurchase programs

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Balance sheet and off-balance

sheet

49
Liabilities, by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.3.25 31.12.24 31.3.25 31.12.24 31.3.25 31.12.24 31.3.25 31.12.24
Short-term borrowings 58.4 53.9 22.5 22.5 7.9 5.7 12.6 11.7
of which: amounts due to banks 27.8 23.3 7.8 8.1 7.4 5.4 3.4 3.1 of which: short-term debt issued
1,2
30.6 30.5 14.7 14.5 0.4 0.3 9.2 8.6
Securities financing transactions at amortized cost
15.0 14.8 7.3 7.9 3.6 3.8 2.8 2.9
Customer deposits 744.9 745.8 301.5 310.3 306.2 297.2 69.5 71.1 of which: demand deposits 223.6 221.8 53.8 54.0 109.6 107.8 33.2 32.8 of which: retail savings / deposits 190.5 182.3 35.4 34.9 151.0 143.3 4.1 4.0 of which: sweep deposits 39.6 41.9 39.6 41.9 0.0 0.0 0.0 0.0 of which: time deposits 291.2 299.8 172.6 179.4 45.6 46.1 32.3 34.3
Debt issued designated at fair value and long-term debt issued measured at amortized
cost
2
295.4 291.6 165.9 165.7 42.3 41.5 64.5 62.1
Trading liabilities 43.1 35.2 16.9 14.4 1.0 1.3 12.3 10.0
Derivatives and cash collateral payables on derivative instruments 173.6 216.1 145.5 182.9 3.3 4.4 16.2 18.0
Brokerage payables 59.9 49.0 47.9 38.1 0.6 0.5 3.3 3.4
Other financial liabilities measured at amortized cost

19.1 21.0 9.3 11.7 5.0 3.7 2.3 2.0
Other financial liabilities designated at fair value 27.2 28.7 5.1 4.1 0.0 0.1 2.3 4.3
Non-financial liabilities 19.1 23.2 10.7 13.0 3.3 4.1 2.8 2.8
Total liabilities 1,455.8 1,479.5 732.6 770.7 373.1 362.3 188.6 188.3
1 Short-term debt issued consists of

certificates of deposit, commercial paper,

acceptances and promissory notes, and

other money market paper.

2 The classification of

debt issued measured at amortized

cost into
short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year.

This classification does not consider any early
redemption features.
Off-balance sheet (31 March 2025 vs

31 December 2024)
Guarantees increased

by USD 2.2bn,

mainly driven by

an increase

in sponsored

repo clearing

in Group

Treasury.
Forward

starting reverse

repurchase

and

securities borrowing

agreements

decreased

by

USD 6.7bn, reflecting

a
decrease in levels of business division activity in short-dated securities financing transactions.
Off-balance sheet
As of % change from
USD bn
31.3.25 31.12.24 31.12.24
Guarantees
1,2

40.6

38.4

6
Irrevocable loan commitments
1

79.5

79.6

0
Committed unconditionally revocable credit lines

144.1

145.7

(1)
Forward starting reverse repurchase and securities borrowing agreements

18.2

24.9

(27)
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.
Share information and earnings per share
UBS Group AG

shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX).

They

are

also

listed

on

the

New

York

Stock
Exchange (the NYSE) as global registered shares. Each share has a nominal value of USD 0.10. Shares issued were
unchanged in the first quarter of 2025 compared

with the fourth quarter of 2024.
We held 274m shares as of

31 March 2025, of which 168m shares had

been acquired under our 2022 and 2024
share repurchase programs

for cancellation purposes. The remaining 106m shares are primarily held to hedge our share delivery obligations related to employee

share-based compensation and participation

plans.
Treasury shares

held decreased

by

13m

shares in

the first

quarter of

2025.

This mainly

reflected the

delivery of
treasury shares

under our

share-based compensation

plans,

largely offset

by the

purchasing of

29.4m shares

in
relation to employee share-based compensation

plans and 15.0m shares repurchased under our

2024 program.

Shares

acquired

under

our

2024

program

totaled

48m

as

of

31 March

2025

for

a

total

acquisition

cost

of
USD 1,506m

(CHF 1,321m). A

new,

two-year

share

repurchase

program

of

up

to

USD 3.5bn

was

approved

by
shareholders at the 2025 Annual General Meeting (the AGM). We plan to repurchase an additional USD 0.5bn of shares in the second quarter of

2025 and USD 2bn of shares

in the second half of

2025. We are maintaining our
ambition for share

repurchases in 2026

to exceed full-year

2022 levels of

USD 5.6bn. Our share

repurchases will be
subject to maintaining

our common equity

tier 1 capital ratio

target of around

14%, achieving our

financial targets
and the absence of material and immediate

changes to the current capital regime

in Switzerland.

UBS Group first quarter 2025 report |
Risk, capital, liquidity and funding,

and balance sheet | Share information and earnings

per share

50
Shares

acquired

under

our

2022

program

totaled

121m

as

of

31 March

2025

for

a

total

acquisition

cost

of
USD 2,277m (CHF 2,138m). This program concluded

on 28 March 2024, and the 121m shares repurchased

under
this program were

canceled in

April 2025 by

means of

a capital reduction,

as approved

by shareholders

at the 2025
AGM.
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more
information about equity attributable to shareholders and tangible equity attributable to shareholders
Share information and earnings per share
As of or for the quarter ended
31.3.25 31.12.24 31.3.24
1
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

1,692

770

1,755
less: (profit) / loss on own equity derivative contracts

0

0

0
Net profit / (loss) attributable to shareholders for diluted

EPS

1,691

770

1,755
.
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
2

3,177,005,662

3,179,446,604

3,205,234,203
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money options and warrants outstanding
3

154,934,196

156,592,019

159,939,399
Weighted average shares outstanding for diluted EPS

3,331,939,858

3,336,038,623

3,365,173,602
.
Earnings per share (USD)
Basic

0.53

0.24

0.55
Diluted

0.51

0.23

0.52
.
Shares outstanding and potentially dilutive instruments
Shares issued

3,462,087,722

3,462,087,722

3,462,087,722
Treasury shares
4

274,295,444

287,262,471

255,661,512
of which: related to the 2022 share repurchase program

120,506,008

120,506,008

120,506,008
of which: related to the 2024 share repurchase program

47,977,687

32,962,298
Shares outstanding

3,187,792,278

3,174,825,251

3,206,426,210
Potentially dilutive instruments
5

23,529,297

14,127,377

11,621,246
.
Other key figures
Total book value per share (USD)

27.35

26.80

26.44
Tangible book value per share (USD)

25.18

24.63

24.14
Share price (USD)
6

30.38

30.54

30.74
Market capitalization (USD m)
7

105,173

105,719

106,440
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the

“Consolidated financial statements” section of the

UBS Group Annual Report
2024, available under “Annual

reporting” at ubs.com/investors,

for more information about the relevant

adjustments.

2 The weighted average shares

outstanding for basic earnings per share (EPS)

are calculated
by taking the number

of shares at the

beginning of the period,

adjusted by the number

of shares acquired or

issued during the

period, multiplied by

a time-weighted factor for

the period outstanding.

As a result,
balances are affected

by the timing

of acquisitions and

issuances during the

period.

3 The weighted

average number of

shares for notional

employee awards

with performance conditions

reflects all potentially
dilutive shares that are expected to vest under the terms of the awards.

4 Based on a settlement date view.

5 Reflects potential shares that could dilute basic EPS in the future but were not dilutive for any of the
periods presented. Mainly includes equity

-based awards subject to

absolute and relative performance

conditions and equity derivative

contracts.

6 Represents the share price

as listed on the SIX

Swiss Exchange,
translated to US dollars using the closing exchange rate as of the respective date.

7 The calculation of market capitalization reflects total shares issued multiplied by the share price at the end of the period.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group first quarter 2025 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS Group AG interim consolidated financial
statements (unaudited)
52
Income statement
53
Statement of comprehensive income
54
Balance sheet
55
Statement of changes in equity
56
Statement of cash flows
57
1

Basis of accounting
58
2

Segment reporting
58
3

Net interest income
59
4

Net fee and commission income
59
5

Other income
59
6

Personnel expenses
60
7

General and administrative expenses
60
8

Expected credit loss measurement
66
9
Fair value measurement
72
10

Derivative instruments
73
11

Other assets and liabilities
74
12

Debt issued designated at fair value
74
13

Debt issued measured at amortized cost

14
Provisions and contingent liabilities

UBS Group first quarter 2025 report |
Consolidated financial statements |

UBS Group AG interim consolidated financial

statements (unaudited)

52
UBS Group AG interim consolidated financial
statements (unaudited)
Income statement
For the quarter ended
USD m Note 31.3.25 31.12.24 31.3.24
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 3

6,981

7,829

10,078
Interest expense from financial instruments measured at

amortized cost
3

(6,948)

(7,884)

(9,724)
Net interest income from financial instruments measured

at fair value through profit or loss and other
3

1,597

1,893

1,585
Net interest income 3

1,629

1,838

1,940
Other net income from financial instruments measured

at fair value through profit or loss

3,937

3,144

4,182
Fee and commission income 4

7,426

7,269

7,080
Fee and commission expense 4

(649)

(671)

(588)
Net fee and commission income 4

6,777

6,598

6,492
Other income 5

213

56

124
Total revenues

12,557

11,635

12,739
Credit loss expense / (release) 8

100

229

106
Personnel expenses 6

7,032

6,361

6,949
General and administrative expenses 7

2,431

3,004

2,413
Depreciation, amortization and impairment of non-financial

assets

861

994

895
Operating expenses

10,324

10,359

10,257
Operating profit / (loss) before tax

2,132

1,047

2,376
Tax expense / (benefit)

430

268

612
Net profit / (loss)

1,702

779

1,764
Net profit / (loss) attributable to non-controlling interests

10

9

9
Net profit / (loss) attributable to shareholders

1,692

770

1,755
Earnings per share (USD)
Basic

0.53

0.24

0.55
Diluted

0.51

0.23

0.52

UBS Group first quarter 2025 report |
Consolidated financial statements |

UBS Group AG interim consolidated financial

statements (unaudited)

53

Statement of comprehensive income
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Comprehensive income attributable to shareholders
1
Net profit / (loss)

1,692

770

1,755
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

1,318

(3,388)

(3,473)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

(549)

1,565

2,182
Foreign currency translation differences on foreign operations reclassified to the income statement

3

20

0
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to the income statement

(1)

(34)

1
Income tax relating to foreign currency translations, including the effect of net investment hedges

(2)

2

13
Subtotal foreign currency translation, net of tax

768

(1,835)

(1,277)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

(3)

(1)

0
Net realized (gains) / losses reclassified to the income statement from equity

0

0

0
Income tax relating to net unrealized gains / (losses)

0

0

0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

(3)

(1)

0
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

349

(1,366)

(1,246)
Net (gains) / losses reclassified to the income statement from equity

322

400

544
Income tax relating to cash flow hedges

(125)

181

119
Subtotal cash flow hedges, net of tax

545

(785)

(583)
Cost of hedging
Cost of hedging, before tax

31

(98)

(9)
Income tax relating to cost of hedging

0

0

0
Subtotal cost of hedging, net of tax

31

(98)

(9)
Total other comprehensive income that may be reclassified to the income statement, net of tax

1,342

(2,719)

(1,870)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

5

(68)

(62)
Income tax relating to defined benefit plans

2

22

6
Subtotal defined benefit plans, net of tax

7

(46)

(56)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

279

145

(69)
Income tax relating to own credit on financial liabilities designated at fair value

(1)

(2)

2
Subtotal own credit on financial liabilities designated at

fair value, net of tax

279

144

(68)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

286

98

(124)
Total other comprehensive income

1,628

(2,622)

(1,994)
Total comprehensive income attributable to shareholders

3,319

(1,851)

(240)
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

10

9

9
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

15

(35)

(14)
Total comprehensive income attributable to non-controlling interests

26

(27)

(5)
Total comprehensive income
Net profit / (loss)

1,702

779

1,764
Other comprehensive income

1,643

(2,657)

(2,008)
of which: other comprehensive income that may be reclassified to the income statement

1,342

(2,719)

(1,870)
of which: other comprehensive income that will not be reclassified to the income statement

302

62

(138)
Total comprehensive income

3,345

(1,878)

(245)
1 Refer to the “Group performance” section of this report for more information.

UBS Group first quarter 2025 report |
Consolidated financial statements |

UBS Group AG interim consolidated financial

statements (unaudited)

54

Balance sheet
USD m Note 31.3.25 31.12.24
Assets
Cash and balances at central banks

231,370

223,329
Amounts due from banks

21,107

18,903
Receivables from securities financing transactions measured at amortized cost

101,784

118,301
Cash collateral receivables on derivative instruments 10

38,994

43,959
Loans and advances to customers 8

594,150

579,967
Other financial assets measured at amortized cost 11

66,513

58,835
Total financial assets measured at amortized cost

1,053,918

1,043,293
Financial assets at fair value held for trading 9

165,236

159,065
of which: assets pledged as collateral that may be sold or repledged by counterparties

48,262

38,532
Derivative financial instruments 9, 10

138,035

185,551
Brokerage receivables 9

28,747

25,858
Financial assets at fair value not held for trading 9

102,317

95,472
Total financial assets measured at fair value through profit or loss

434,334

465,947
Financial assets measured at fair value through other comprehensive income 9

3,216

2,195
Investments in associates

2,496

2,306
Property, equipment and software

15,564

15,498
Goodwill and intangible assets

6,909

6,887
Deferred tax assets

11,090

11,134
Other non-financial assets 11

15,836

17,766
Total assets

1,543,363

1,565,028
Liabilities
Amounts due to banks

27,794

23,347
Payables from securities financing transactions measured at amortized cost

14,999

14,833
Cash collateral payables on derivative instruments 10

31,520

35,490
Customer deposits

744,866

745,777
Debt issued measured at amortized cost 13

213,880

214,219
Other financial liabilities measured at amortized cost 11

19,143

21,033
Total financial liabilities measured at amortized cost

1,052,202

1,054,698
Financial liabilities at fair value held for trading 9

43,099

35,247
Derivative financial instruments 9, 10

142,117

180,636
Brokerage payables designated at fair value

9

59,921

49,023
Debt issued designated at fair value 9, 12

112,092

107,909
Other financial liabilities designated at fair value 9, 11

27,235

28,699
Total financial liabilities measured at fair value through profit or loss

384,465

401,514
Provisions and contingent liabilities

14

8,517

8,409
Other non-financial liabilities

11

10,590

14,834
Total liabilities

1,455,773

1,479,454
Equity
Share capital

346

346
Share premium

10,908

12,012
Treasury shares

(6,509)

(6,402)
Retained earnings

80,023

78,035
Other comprehensive income recognized directly in equity, net of tax

2,418

1,088
Equity attributable to shareholders

87,185

85,079
Equity attributable to non-controlling interests

405

494
Total equity

87,590

85,574
Total liabilities and equity

1,543,363

1,565,028

UBS Group first quarter 2025 report |
Consolidated financial statements |

UBS Group AG interim consolidated financial

statements (unaudited)

55

Statement of changes in equity
USD m
Share
capital and
share
premium
Treasury
shares
Retained
earnings
OCI
recognized
directly in
equity,
net of tax
1
of which:
foreign
currency
translation
of which:
cash flow
hedges
Total equity
attributable to
shareholders
Balance as of 1 January 2025
2

12,359

(6,402)

78,035

1,088

3,830

(2,585)

85,079
Acquisition of treasury shares

(1,520)
3

(1,520)
Delivery of treasury shares under share-based compensation

plans

(1,328)

1,392

64
Other disposal of treasury shares

5

21
3

27
Share-based compensation expensed in the income statement

329

329
Tax (expense) / benefit

9

9
Equity classified as obligation to purchase own shares

(22)

(22)
Translation effects recognized directly in retained earnings

12

(12)

(12)

0
Share of changes in retained earnings of associates and

joint ventures

(2)

(2)
New consolidations / (deconsolidations) and other increases

/ (decreases)

(98)

0

(98)
Total comprehensive income for the period

1,978

1,342

768

545

3,319
of which: net profit / (loss)

1,692

1,692
of which: OCI, net of tax

286

1,342

768

545

1,628
Balance as of 31 March 2025
2

11,254

(6,509)

80,023

2,418

4,599

(2,051)

87,185
Non-controlling interests as of 31 March 2025

405
Total equity as of 31 March 2025

87,590
Balance as of 1 January 2024
2,4

13,562

(4,796)

74,397

2,462

5,584

(3,109)

85,624
Acquisition of treasury shares

(1,008)
3

(1,008)
Delivery of treasury shares under share-based compensation

plans

(595)

627

32
Other disposal of treasury shares

1

20
3

21
Share-based compensation expensed in the income statement

334

334
Tax (expense) / benefit

5

5
Equity classified as obligation to purchase own shares

1

1
Translation effects recognized directly in retained earnings

(72)

72

72

0
Share of changes in retained earnings of associates and

joint ventures

(1)

(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)

11

(3)

8
Total comprehensive income for the period

1,631

(1,870)

(1,277)

(583)

(240)
of which: net profit / (loss)

1,755

1,755
of which: OCI, net of tax

(124)

(1,870)

(1,277)

(583)

(1,994)
Balance as of 31 March 2024
2,4

13,318

(5,157)

75,952

663

4,307

(3,621)

84,777
Non-controlling interests as of 31 March 2024

506
Total equity as of 31 March 2024
4

85,283
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Includes treasury shares acquired and
disposed of by the Investment Bank in its capacity as a market maker with regard to UBS shares and related derivatives,

and to hedge certain issued structured debt instruments.

These acquisitions and disposals are
reported based on the sum

of the net monthly

movements.

4 Comparative-period information has been

revised. Refer to “Note 2

Accounting for the acquisition

of the Credit Suisse Group”

in the “Consolidated
financial statements” section of the UBS Group Annual Report 2024, available under “Annual reporting” at ubs.com/investors, for more information about

the relevant adjustments.

UBS Group first quarter 2025 report |
Consolidated financial statements |

UBS Group AG interim consolidated financial

statements (unaudited)

56
Statement of cash flows
Year-to-date
USD m 31.3.25 31.3.24
Cash flow from / (used in) operating activities
Net profit / (loss)

1,702

1,764
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial

assets

861

895
Credit loss expense / (release)

100

106
Share of net (profit) / loss of associates and joint ventures and impairment related to associates

(136)

(58)
Deferred tax expense / (benefit)

(30)

144
Net loss / (gain) from investing activities

(231)

12
Net loss / (gain) from financing activities

2,080

(3,460)
Other net adjustments
1

(7,494)

16,762
Net change in operating assets and liabilities
1
Amounts due from banks and amounts due to banks

4,228

1,547
Receivables from securities financing transactions measured at amortized cost

18,364

(5,686)
Payables from securities financing transactions measured at amortized cost

668

(71)
Cash collateral on derivative instruments

1,110

(692)
Loans and advances to customers

(2,642)

6,401
Customer deposits

(13,476)

(2,545)
Financial assets and liabilities at fair value held for trading and derivative financial instruments

14,243

(4,422)
Brokerage receivables and payables

7,897

2,577
Financial assets at fair value not held for trading and other financial assets and liabilities

(9,392)

2,891
Provisions and other non-financial assets and liabilities

(2,237)

(4,035)
Income taxes paid, net of refunds

(237)

(585)
Net cash flow from / (used in) operating activities
2

15,377

11,544
Cash flow from / (used in) investing activities
Disposal of subsidiaries, business, associates and intangible assets

354
3
Purchase of property, equipment and software

(558)

(413)
Disposal of property, equipment and software

26

28
Purchase of financial assets measured at fair value through other comprehensive income

(2,149)

(520)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income

1,151

1,070
Purchase of debt securities measured at amortized cost

(7,871)

(851)
Disposal and redemption of debt securities measured at amortized cost

1,883

2,002
Net cash flow from / (used in) investing activities

(7,163)

1,315
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding

(22,082)
4
Net issuance (repayment) of short-term debt measured at amortized cost

(517)

(5,851)
Net movements in treasury shares and own equity derivative activity

(1,453)

(973)
Issuance of debt designated at fair value and long-term debt measured at amortized cost

34,697

28,469
Repayment of debt designated at fair value and long-term debt measured at amortized cost

(34,631)

(39,137)
Inflows from securities financing transactions measured at amortized cost
5

565

1,000
Outflows from securities financing transactions measured at amortized cost
5

(1,285)

(2,052)
Net cash flows from other financing activities

(335)

(192)
Net cash flow from / (used in) financing activities

(2,958)

(40,818)
Total cash flow
Cash and cash equivalents at the beginning of the period

244,090

340,311
Net cash flow from / (used in) operating, investing and financing activities

5,256

(27,959)
Effects of exchange rate differences on cash and cash equivalents
1

5,044

(12,852)
Cash and cash equivalents at the end of the period
6

254,390

299,499
of which: cash and balances at central banks
6

231,370

271,527
of which: amounts due from banks
6

19,503

20,014
of which: money market paper
6,7

3,517

7,958
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash

10,729

14,382
Interest paid in cash

10,514

12,123
Dividends on equity investments, investment funds and associates received in cash

734

582
1 Foreign currency

translation and foreign

exchange effects on

operating assets and

liabilities and on

cash and cash

equivalents are presented

within the Other

net adjustments line,

with the exception

of foreign
currency hedge effects related to foreign

exchange swaps, which are

presented on the line Financial assets

and liabilities at fair value

held for trading and derivative

financial instruments.

2 Includes cash receipts
from the sale

of loans and

loan commitments of

USD 330m and USD 7,464m

within Non-core and

Legacy for the

three-month periods ended

31 March 2025 and

31 March 2024, respectively.

3 Includes cash
proceeds net of cash and

cash equivalents disposed from

the sale of the US

mortgage servicing business of Credit

Suisse, Select Portfolio

Servicing, which was managed

in Non-core and Legacy.

Refer to “Note 29
Changes in organization and acquisitions

and disposals of subsidiaries and businesses”

in the “Consolidated financial statements”

section of the UBS Group

Annual Report 2024 for more

information.

4 Reflects
the repayment of

the Emergency Liquidity

Assistance facility

to the Swiss

National Bank,

which was

recognized in the

balance sheet line

Amounts due

to banks.

5 Reflects cash

flows from securities

financing
transactions measured at

amortized cost that

use UBS debt

instruments as the

underlying.

6 Includes only balances

with an original

maturity of three months

or less.

7 Money market

paper is included in

the
balance sheet under Financial assets at fair

value not held for trading

(31 March 2025: USD 2,874m; 31 March

2024: USD 6,854m), Other financial assets

measured at amortized cost (31 March 2025:

USD 397m;
31 March 2024: USD 221m),

Financial assets measured at

fair value through other

comprehensive income (31 March

2025: USD 0m; 31 March 2024:

USD 420m) and Financial assets

at fair value held

for trading
(31 March 2025: USD 246m; 31 March 2024: USD 463m).

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

57
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)
Note 1

Basis of accounting
Basis of preparation
The consolidated

financial statements

(the financial

statements) of

UBS Group AG and

its subsidiaries

(together,
UBS

or

the

Group)

are

prepared

in

accordance

with

IFRS

Accounting

Standards, as

issued

by

the

International
Accounting Standards

Board (the

IASB), and

are

presented in

US

dollars. These

interim

financial statements

are
prepared in accordance with IAS 34, Interim Financial Reporting .
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the

UBS Group AG consolidated annual

financial statements for

the period ended 31 December
2024. These interim

financial statements are

unaudited and should

be read

in conjunction with

UBS Group AG’s
audited consolidated financial

statements in the

UBS Group Annual Report

2024 and

the “Management report”
sections of this report, including the disclosures in the “Recent developments”

section of this report regarding the
sale of Select Portfolio Servicing,

the US mortgage servicing business of Credit Suisse,

and the transactions related
to Swisscard. In the opinion of management, all necessary adjustments have been made for a fair presentation of
the Group’s financial position, results of

operations and cash flows.
Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are based

on the best available

information. Actual results

in the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation

uncertainty

that

are

considered

to

require

critical

judgment,

refer

to

“Note 1a

Material

accounting
policies” in the “Consolidated financial statements”

section of the UBS Group Annual Report

2024.
Currency translation rates
The

following table

shows the

rates of

the main

currencies used

to translate

the financial

information of

UBS’s
operations with a functional currency other

than the US dollar into US dollars.
Currency translation rates
Closing exchange rate Average rate
1
As of For the quarter ended
31.3.25 31.12.24 31.3.24 31.3.25 31.12.24 31.3.24
1 CHF

1.13

1.10

1.11

1.11

1.13

1.13
1 EUR

1.08

1.04

1.08

1.05

1.06

1.08
1 GBP

1.29

1.25

1.26

1.26

1.27

1.26
100 JPY

0.67

0.63

0.66

0.66

0.65

0.67
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates,

weighted according

to the

income and expense

volumes of

all operations

of the

Group with the

same functional

currency for each

month. Weighted

average rates

for individual business
divisions may deviate from the weighted average rates for the Group.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

58
Note 2

Segment reporting
UBS’s business divisions

are organized globally into

five business divisions:

Global Wealth Management,

Personal &
Corporate Banking, Asset Management, the

Investment Bank,

and Non-core and Legacy. All five business

divisions
are supported by Group Items and qualify as reportable segments for the purpose of segment reporting. Together with Group Items they reflect the management

structure of the Group.
›
Refer to the “Consolidated financial statements” section of the UBS Group Annual Report 2024 for more information about the Group’s reporting segments
Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the quarter ended 31 March 2025
Net interest income

1,708

1,239

(15)

(893)

19

(429)

1,629
Non-interest income

4,714

972

756

4,076

265

144

10,927
Total revenues

6,422

2,211

741

3,183

284

(284)

12,557
Credit loss expense / (release)

6

53

0

35

7

(1)

100
Operating expenses

5,057

1,551

606

2,427

669

15

10,324
Operating profit / (loss) before tax

1,359

607

135

722

(391)

(299)

2,132
Tax expense / (benefit)

430
Net profit / (loss)

1,702
As of 31 March 2025
Total assets

556,949

443,017

22,982

456,540

47,940

15,935
1,543,363
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the quarter ended 31 March 2024
Net interest income

1,873

1,508

(16)

(862)

360

(922)

1,940
Non-interest income

4,270

915

792

3,613

642

567

10,798
Total revenues

6,143

2,423

776

2,751

1,001

(355)

12,739
Credit loss expense / (release)

(3)

44

0

32

36

(2)

106
Operating expenses

5,044

1,404

665

2,164

1,011

(33)

10,257
Operating profit / (loss) before tax

1,102

975

111

555

(46)

(320)

2,376
Tax expense / (benefit)

612
Net profit / (loss)

1,764
As of 31 December 2024
Total assets

559,601

447,068

22,702

453,422

68,260

13,975

1,565,028
Note 3

Net interest income
Net interest income
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Interest income from loans and deposits
1

6,105

6,951

9,089
Interest income from securities financing transactions measured at amortized cost
2

839

822

1,217
Interest income from other financial instruments measured

at amortized cost

360

350

347
Interest income from debt instruments measured at fair

value through other comprehensive income

27

24

27
Interest income from derivative instruments designated as cash flow hedges

(351)

(318)

(602)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income

6,981

7,829

10,078
Interest expense on loans and deposits
3

3,698

4,253

5,439
Interest expense on securities financing transactions measured at amortized cost
4

415

457

495
Interest expense on debt issued

2,794

3,127

3,740
Interest expense on lease liabilities

41

46

50
Total interest expense from financial instruments measured at amortized cost

6,948

7,884

9,724
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

33

(55)

355
Net interest income from financial instruments measured at fair value through profit or loss and other

1,597

1,893

1,585
Total net interest income

1,629

1,838

1,940
1 Consists of

interest income from

cash and balances

at central banks,

amounts due from

banks, and

cash collateral receivables

on derivative

instruments, as

well as negative

interest on amounts

due to banks,
customer deposits, and

cash collateral payables

on derivative instruments.

2 Includes interest

income on receivables

from securities financing

transactions and negative

interest, including fees,

on payables from
securities financing transactions.

3 Consists of interest expense on amounts due to

banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, amounts due

from banks, and cash

collateral receivables on derivative

instruments.

4 Includes interest expense on payables

from securities financing transactions and

negative interest, including
fees, on receivables from securities financing transactions.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

59
Note 4

Net fee and commission income
Net fee and commission income
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Underwriting fees

187

206

194
M&A and corporate finance fees

244

277

259
Brokerage fees

1,376

1,170

1,150
Investment fund fees

1,543

1,579

1,257
Portfolio management and related services

3,104

3,085

3,051
Other

972

951

1,169
Total fee and commission income
1

7,426

7,269

7,080
of which: recurring

4,610

4,638

4,407
of which: transaction-based

2,783

2,586

2,641
of which: performance-based

33

45

32
Fee and commission expense

649

671

588
Net fee and commission income

6,777

6,598

6,492
1 Reflects third-party fee and commission

income for the first quarter of

2025 of USD 4,431m for Global

Wealth Management (fourth quarter of

2024: USD 4,190m; first quarter of 2024:

USD 3,986m), USD 730m
for Personal &

Corporate Banking (fourth

quarter of 2024:

USD 686m; first quarter

of 2024: USD 708m),

USD 939m for Asset Management

(fourth quarter of 2024:

USD 944m; first quarter

of 2024: USD 941m),
USD 1,243m for the Investment Bank (fourth

quarter of 2024: USD 1,285m; first quarter of

2024: USD 1,332m), USD 68m for Non-core and Legacy

(fourth quarter of 2024: USD 93m; first quarter

of 2024: USD 108m)
and USD 14m for Group Items (fourth quarter of 2024: USD 72m; first quarter of 2024: USD 5m).
Note 5

Other income
Other income
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1

94
2

26

(1)
Net gains / (losses) from disposals of investments in associates and joint ventures

3

3

(2)
Share of net profit / (loss) of associates and joint ventures 136
3
(34) 58
Total

233

(5)

55
Income from properties
4

3

6

14
Net gains / (losses) from properties held for sale

8

1

(1)
Other
5

(31)

54

56
Total other income

213

56

124
1 Includes foreign exchange gains / (losses) reclassified

from other comprehensive income related to the disposal

or closure of foreign operations.

2 Includes a gain of USD 97m recognized

upon completion of the
sale of Select

Portfolio Servicing,

the US mortgage

servicing business of

Credit Suisse,

which was

managed in Non-core

and Legacy.

Refer to "Note

29 Changes in

organization and acquisitions

and disposals of
subsidiaries and businesses" in the “Consolidated financial statements” section of the UBS Group Annual Report 2024 for more information.

3 Includes a gain of USD 64m related

to UBS’s share of income recorded
by Swisscard for the sale

of the Credit Suisse card

portfolios to UBS. Refer to "Note 29

Changes in organization and acquisitions and

disposals of subsidiaries and businesses" in

the “Consolidated financial statements”
section of the UBS Group Annual Report 2024 for more information.

4 Includes rent received from third parties.

5 Includes losses of USD 36m for the first quarter of 2025 related to the repurchase of UBS’s own
debt instruments (fourth quarter of 2024: losses USD 9m; first quarter of 2024: gains of USD 22m).

Note 6

Personnel expenses
Personnel expenses
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Salaries and variable compensation
1

5,968

5,321

5,863
of which: variable compensation – financial advisors
2

1,409

1,400

1,267
Contractors

72

76

86
Social security

405

386

409
Post-employment benefit plans

349

296

367
Other personnel expenses

237

282

225
Total personnel expenses

7,032

6,361

6,949
1 Includes role-based

allowances.

2 Financial advisor

compensation consists of

cash compensation, determined

using a formulaic

approach based on

production, and deferred

awards. It

also includes expenses
related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

60
Note 7

General and administrative expenses
General and administrative expenses
USD m 31.3.25 31.12.24 31.3.24
Outsourcing costs

378

475

423
Technology costs

573

622

588
Consulting, legal and audit fees

287

470

403
Real estate and logistics costs

239

299

289
Market data services

168

184

199
Marketing and communication

123

194

115
Travel and entertainment

74

108

72
Litigation, regulatory and similar matters
1

114

99

(5)
Other

475
2

554

330
Total general and administrative expenses

2,431

3,004

2,413
1 Reflects the net increase / (decrease) in provisions for litigation, regulatory and similar matters recognized in the income statement. The fourth and first quarters of 2024 also reflect decreases in acquired contingent liabilities measured under IFRS 3. Refer to Note 14b for more information.

2 Includes a USD 180m expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS. Refer to "Note
29 Changes in organization and acquisitions and disposals of subsidiaries and businesses" in the “Consolidated financial statements”

section of the UBS Group Annual Report 2024 for more information.
Note 8

Expected credit loss measurement
a) Credit loss expense / release

Total net credit loss expenses in the first quarter of

2025

were USD 100m, reflecting USD 21m net releases related
to performing positions and USD 121m net

expenses on credit-impaired positions.
Net expected credit

loss (ECL)

on performing corporate

loans was flat

in the first

quarter of

2025. Net ECL

expenses
on defaulted corporate loans were USD 94m, of which USD 47m was in Personal & Corporate Banking, USD 40m in the Investment Bank and USD 7m in Non-core

and Legacy.
Net ECL releases on performing real-estate-backed loans

were USD 22m in the first quarter of 2025, driven by the
substitution of

the severe

stagflation scenario,

primarily by

the forecasted

lower interest

rates curves

in the

new
scenario mix as described below.

These net ECL releases included

USD 24m of releases in Switzerland

and USD 3m
of expenses

in the

US. Net

expenses on

defaulted real-estate-backed

loans were

USD 11m and

related to

three
commercial real estate counterparties in the

US.
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 31.3.25
Global Wealth Management

(7)

13

(1)

6
Personal & Corporate Banking

(8)

61

0

53
Asset Management

0

0

0

0
Investment Bank

(5)

40

0

35
Non-core and Legacy

0

(1)

8

7
Group Items

(1)

0

0

(1)
Total

(21)

113

8

100
For the quarter ended 31.12.24
Global Wealth Management

(26)

12

0

(14)
Personal & Corporate Banking

(24)

199

0

175
Asset Management

0

0

0

0
Investment Bank

32

31

0

63
Non-core and Legacy

(2)

5

3

6
Group Items

(1)

0

0

0
Total

(21)

247

3

229
For the quarter ended 31.3.24
Global Wealth Management

(12)

7

2

(3)
Personal & Corporate Banking

(13)

64

(7)

44
Asset Management

0

0

0

0
Investment Bank

7

26

(1)

32
Non-core and Legacy

(26)

37

25

36
Group Items

(2)

0

0

(2)
Total

(45)

133

18

106

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

61
Note 8

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios and

scenario weights

Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of the economic

and political conditions prevailing

in the first quarter of

2025 through a series of
governance meetings,

with input

and feedback

from UBS Risk

and Finance

experts across

the business

divisions and
regions.

As

of

31 March

2025,

there

was

a

high

degree

of

geopolitical

and

macroeconomic

uncertainty,

including
uncertainty relating

to tariffs

that could

be introduced

by the

US government

after that

date and

the economic
consequences thereof.

The actual

announcing of

the tariffs

in April

2025 was

subsequent to

the reporting date.
UBS has

assessed the

situation based

on

the uncertainties

that existed

on the

reporting date

and has

exercised
judgment. The scenario suite was adjusted in the first

quarter of 2025 to replace the two downside scenarios.

The
global crisis scenario has replaced the stagflationary geopolitical crisis scenario as the severe downside scenario. It targets

risks

such

as

sovereign

defaults,

low

interest

rates

and

significant

emerging

market

stress.

The

severe
stagflation scenario

previously explored

risks related

to higher

inflation and

rising interest

rates. The mild

stagflation
crisis

scenario

has

replaced

the

mild

debt

crisis

scenario

as

the

mild

downside scenario.

In

the

mild

stagflation
scenario, interest rates

are assumed to

rise rather than

decline, as in

the previously

applied mild debt

crisis scenario.
However,

the

declines

in

GDP

and

equities

are

similar.

As

a

consequence

of

the

circumstances

and

prevailing
uncertainties at

the end

of the

first quarter

of 2025, the

weight allocation between

the four

scenarios has

been
amended.

The scenario weights are illustrated in the

table below.
All of the scenarios,

including the asset

price appreciation
and the baseline

scenarios,

have been updated based

on
the latest macroeconomic

forecasts as of

31 March 2025. The

assumptions on a

calendar-year basis are

included in
the table below.

UBS is

closely monitoring

the current

market situation,

and it

will carefully

assess developments,

potentially revisiting
the narratives and weightings in the second

quarter of 2025.
Comparison of shock factors
Baseline
Key parameters 2024 2025 2026
Real GDP growth (annual percentage change)
US

2.8

1.5

0.7
Eurozone

0.8

0.5

0.8
Switzerland

1.3

0.7

1.6
Unemployment rate (%, annual average)
US

4.0

4.4

5.2
Eurozone

6.4

6.5

6.6
Switzerland

2.5

2.8

2.8
Fixed income: 10-year government bonds (%, Q4)
USD

4.6

4.2

4.3
EUR

2.4

2.8

2.9
CHF

0.3

0.7

0.8
Real estate (annual percentage change, Q4)
US

3.8

3.5

3.7
Eurozone

2.6

5.0

3.4
Switzerland

0.9

4.0

2.5
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.3.25 31.12.24 31.3.24
Asset price appreciation

5.0
– –
Baseline

50.0

60.0

60.0
Mild debt crisis

–

15.0

15.0
Stagflationary geopolitical crisis –

25.0

25.0
Mild stagflationary crisis

30.0
– –
Global crisis

15.0
– –

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

62
Note 8

Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.3.25
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

231,370

231,207

18

0

145

(60)

0

(28)

0

(33)
Amounts due from banks

21,107

21,070

37

0

0

(9)

(5)

(4)

0

0
Receivables from securities financing transactions measured at amortized cost

101,784

101,784

0

0

0

(3)

(3)

0

0

0
Cash collateral receivables on derivative instruments

38,994

38,994

0

0

0

0

0

0

0

0
Loans and advances to customers

594,150

567,285

22,470

3,582

813

(2,099)

(289)

(300)

(1,228)

(281)
of which: Private clients with mortgages

257,254

245,046

10,800

1,309

99

(133)

(39)

(50)

(36)

(8)
of which: Real estate financing

83,414

78,340

4,828

228

18

(62)

(26)

(32)

(4)

0
of which: Large corporate clients

25,097

21,923

2,115

740

320

(646)

(82)

(111)

(335)

(119)
of which: SME clients

21,787

18,381

2,287

996

122

(811)

(65)

(67)

(646)

(33)
of which: Lombard

152,821

152,732

1

32

55

(48)

(8)

0

(18)

(22)
of which: Credit cards

2,025

1,564

420

41

0

(44)

(8)

(11)

(26)

0
of which: Commodity trade finance

4,330

4,311

12

7

0

(81)

(8)

0

(73)

0
of which: Ship / aircraft financing

8,029

7,713

316

0

0

(19)

(16)

(4)

0

0
of which: Consumer financing

2,629

2,414

109

73

33

(92)

(16)

(19)

(62)

5
Other financial assets measured at amortized cost

66,513

65,766

560

176

11

(121)

(24)

(8)

(82)

(8)
of which: Loans to financial advisors

2,738

2,600

48

89

0

(40)

(3)

(1)

(36)

0
Total financial assets measured at amortized cost

1,053,918

1,026,106

23,085

3,758

969

(2,293)

(321)

(340)

(1,309)

(322)
Financial assets measured at fair value through other comprehensive income

3,216

3,216

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,057,134

1,029,322

23,085

3,758

969

(2,293)

(321)

(340)

(1,309)

(322)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

42,586

40,618

1,800

131

37

(60)

(12)

(20)

(27)

0
of which: Large corporate clients

7,103

6,487

530

64

23

(14)

(6)

(4)

(4)

0
of which: SME clients

2,885

2,529

316

31

8

(22)

(3)

(15)

(4)

0
of which: Financial intermediaries and hedge funds

25,139

24,249

890

0

0

(1)

(1)

0

0

0
of which: Lombard

3,591

3,561

0

30

0

(6)

(1)

0

(5)

0
of which: Commodity trade finance

2,160

2,158

1

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

79,463

75,299

3,906

217

40

(219)

(116)

(81)

(20)

(2)
of which: Large corporate clients

48,349

45,150

3,033

138

27

(160)

(84)

(59)

(16)

(2)
Forward starting reverse repurchase and securities borrowing agreements

18,178

18,178

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

144,102

140,458

3,442

202

0

(55)

(41)

(14)

0

0
of which: Real estate financing

7,384

7,030

354

0

0

(3)

(4)

1

0

0
of which: Large corporate clients

13,497

12,751

722

23

0

(15)

(8)

(5)

(2)

0
of which: SME clients

10,902

9,952

801

149

0

(23)

(18)

(5)

0

0
of which: Lombard

72,767

72,757

8

2

0

0

0

0

0

0
of which: Credit cards

10,285

9,815

467

3

0

(8)

(6)

(2)

0

0
Irrevocable committed prolongation of existing loans

4,129

4,126

2

2

0

(3)

(3)

0

0

0
Total off-balance sheet financial instruments and other credit lines

288,458

278,679

9,150

551

78

(337)

(172)

(115)

(47)

(2)
Total allowances and provisions

(2,629)

(493)

(455)

(1,357)

(324)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

63
Note 8

Expected credit loss measurement (continued)
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.24
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

223,329

223,201

13

0

114

(47)

0

(21)

0

(25)
Amounts due from banks

18,903

18,704

198

0

0

(36)

(1)

(5)

0

(30)
Receivables from securities financing transactions measured at amortized cost

118,301

118,301

0

0

0

(2)

(2)

0

0

0
Cash collateral receivables on derivative instruments

43,959

43,959

0

0

0

0

0

0

0

0
Loans and advances to customers

579,967

553,532

22,049

3,565

820

(1,978)

(276)

(323)

(1,134)

(244)
of which: Private clients with mortgages

249,756

239,540

8,987

1,146

84

(160)

(46)

(70)

(30)

(14)
of which: Real estate financing

82,602

78,410

3,976

195

20

(58)

(24)

(27)

(7)

0
of which: Large corporate clients

25,286

20,816

3,462

707

301

(573)

(72)

(123)

(277)

(100)
of which: SME clients

20,768

17,403

2,265

952

148

(742)

(55)

(47)

(613)

(26)
of which: Lombard

147,504

147,136

260

48

61

(42)

(6)

0

(18)

(18)
of which: Credit cards

1,978

1,533

406

39

0

(41)

(6)

(11)

(25)

0
of which: Commodity trade finance

4,203

4,089

106

8

0

(81)

(9)

0

(71)

0
of which: Ship / aircraft financing

7,848

6,974

874

0

0

(31)

(14)

(16)

0

0
of which: Consumer financing

2,820

2,480

114

159

67

(93)

(15)

(19)

(62)

4
Other financial assets measured at amortized cost

58,835

58,209

436

178

12

(125)

(25)

(7)

(84)

(8)
of which: Loans to financial advisors

2,723

2,568

59

95

0

(41)

(4)

(1)

(37)

0
Total financial assets measured at amortized cost

1,043,293

1,015,906

22,697

3,743

946

(2,187)

(304)

(357)

(1,218)

(307)
Financial assets measured at fair value through other comprehensive income

2,195

2,195

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,045,488

1,018,102

22,697

3,743

946

(2,187)

(304)

(357)

(1,218)

(307)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

40,279

38,858

1,242

151

27

(64)

(16)

(24)

(24)

0
of which: Large corporate clients

7,817

7,096

635

78

8

(17)

(7)

(9)

(2)

0
of which: SME clients

2,524

2,074

393

41

15

(26)

(5)

(15)

(7)

0
of which: Financial intermediaries and hedge funds

21,590

21,449

141

0

0

(1)

(1)

0

0

0
of which: Lombard

3,709

3,652

24

29

4

(6)

(1)

0

(5)

0
of which: Commodity trade finance

2,678

2,676

2

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

79,579

75,158

4,178

187

56

(177)

(105)

(61)

(10)

(2)
of which: Large corporate clients

47,381

43,820

3,393

125

43

(155)

(91)

(54)

(8)

(2)
Forward starting reverse repurchase and securities borrowing agreements

24,896

24,896

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

145,665

143,262

2,149

250

5

(76)

(59)

(17)

0

0
of which: Real estate financing

7,674

7,329

345

0

0

(6)

(4)

(2)

0

0
of which: Large corporate clients

14,690

14,089

584

14

3

(22)

(14)

(7)

(2)

0
of which: SME clients

9,812

9,289

333

190

0

(34)

(28)

(6)

0

0
of which: Lombard

73,267

73,181

84

0

1

0

0

0

0

0
of which: Credit cards

10,074

9,604

467

3

0

(8)

(6)

(2)

0

0
Irrevocable committed prolongation of existing loans

4,608

4,602

4

2

0

(3)

(3)

0

0

0
Total off-balance sheet financial instruments and other credit lines

295,027

286,776

7,572

590

89

(320)

(183)

(102)

(34)

(2)
Total allowances and provisions

(2,507)

(487)

(459)

(1,253)

(309)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

64
Note 8

Expected credit loss measurement (continued)
The table

below provides information

about the gross

carrying amount of

exposures subject to

ECL and

the ECL
coverage ratio for UBS’s core

loan portfolios (i.e.
Loans and advances to customers

and

Loans to financial advisors
)
and

relevant

off-balance

sheet

exposures.
Cash

and

balances

at

central

banks
,
Amounts

due

from

banks
,
Receivables from

securities

financing transactions
,
Cash collateral

receivables

on derivative

instruments

and
Financial
assets measured

at fair

value through

other comprehensive

income

are not included

in the

table below, due

to their
lower sensitivity to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
The

overall

coverage

ratio

for

performing

positions

was

unchanged

at

10 basis

points.

Coverage

ratios

for
performing positions related

to corporate lending (on-balance

sheet) increased by

5 basis points to 72 basis

points.
Coverage ratios

for performing

positions related

to real

estate lending

(on-balance sheet)

decreased by

1 basis point
to 4 basis points.

Coverage ratios for core loan portfolio
31.3.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

257,387

245,085

10,850

1,345

107

5

2

46

3

269

706
Real estate financing

83,476

78,366

4,860

232

18

7

3

65

7

187

130
Total real estate lending

340,863

323,451

15,710

1,577

125

6

2

52

4

257

622
Large corporate clients

25,744

22,004

2,225

1,075

438

251

37

497

79

3,120

2,703
SME clients

22,598

18,446

2,354

1,642

155

359

35

286

64

3,934

2,106
Total corporate lending

48,341

40,451

4,580

2,717

593

302

36

389

72

3,612

2,548
Lombard

152,869

152,740

1

50

77

3

1

31

1

3,652

2,811
Credit cards

2,069

1,572

431

66

0

214

49

255

94

3,847

0
Commodity trade finance

4,410

4,319

12

80

0

183

18

10

18

9,154

5,616
Ship / aircraft financing

8,048

7,729

319

0

0

24

20

117

24

0

0
Consumer financing

2,721

2,430

128

135

28

340

65

1,501

137

4,624

0
Other loans and advances to customers

36,927

34,883

1,590

184

270

44

6

44

8

1,452

3,907
Loans to financial advisors

2,778

2,603

49

125

0

144

13

174

16

2,870

0
Total other lending

209,822

206,275

2,530

640

376

23

4

165

6

3,778

3,258
Total
1

599,026

570,177

22,820

4,935

1,094

36

5

132

10

2,561

2,572
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

9,352

9,083

264

6

0

4

3

33

4

421

0
Real estate financing

8,225

7,851

374

0

0

8

10

0

8

0

0
Total real estate lending

17,578

16,934

638

6

0

6

6

0

6

416

0
Large corporate clients

69,056

64,495

4,286

225

49

27

15

160

24

972

313
SME clients

15,801

14,290

1,268

223

21

47

19

293

41

475

190
Total corporate lending

84,857

78,785

5,554

448

70

31

16

190

27

725

277
Lombard

79,638

79,597

8

33

0

1

1

14

1

1,602

0
Credit cards

10,285

9,815

467

3

0

8

6

37

8

0

0
Commodity trade finance

3,019

3,001

17

0

0

2

2

14

2

0

0
Ship / aircraft financing

2,520

2,486

34

0

0

0

0

0

0

0

0
Consumer financing

377

377

0

0

0

3

3

0

3

0

0
Financial intermediaries and hedge funds

29,826

28,309

1,517

0

0

1

1

3

1

0

0
Other off-balance sheet commitments

42,180

41,197

914

61

8

9

5

86

7

1,536

0
Total other lending

167,845

164,782

2,958

97

8

4

2

34

3

1,506

0
Total
2

270,279

260,501

9,150

551

78

12

7

126

11

859

228
Total on- and off-balance sheet
3

869,306

830,678

31,969

5,486

1,172

28

6

130

10

2,390

2,416
1 Includes Loans and advances

to customers and Loans

to financial advisors,

which are presented on

the balance sheet line Other

financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

65
Note 8

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

249,916

239,586

9,056

1,176

98

6

2

77

5

257

1,447
Real estate financing

82,660

78,434

4,003

202

20

7

3

67

6

353

2
Total real estate lending

332,576

318,020

13,059

1,378

118

7

2

74

5

271

1,203
Large corporate clients

25,859

20,888

3,585

983

402

222

35

344

80

2,814

2,500
SME clients

21,510

17,459

2,312

1,565

174

345

32

205

52

3,918

1,474
Total corporate lending

47,369

38,347

5,897

2,549

576

278

33

290

67

3,492

2,190
Lombard

147,547

147,141

260

66

79

3

0

8

0

2,719

2,317
Credit cards

2,019

1,539

416

64

0

205

39

256

85

3,857

0
Commodity trade finance

4,284

4,098

106

79

0

189

22

40

23

8,984

4,226
Ship / aircraft financing

7,879

6,988

891

0

0

39

20

184

39

0

0
Consumer financing

2,912

2,495

133

221

63

318

62

1,449

132

2,786

0
Other loans and advances to customers

37,359

35,179

1,610

342

228

42

8

57

10

917

3,909
Loans to financial advisors

2,764

2,571

60

132

0

149

14

159

17

2,785

0
Total other lending

204,764

200,012

3,477

905

370

24

4

164

7

2,691

2,804
Total
1

584,708

556,380

22,433

4,831

1,064

35

5

145

10

2,424

2,294
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

8,473

8,271

176

25

1

4

4

22

4

84

0
Real estate financing

8,694

8,300

394

0

0

7

6

33

7

0

0
Total real estate lending

17,167

16,571

570

25

1

6

5

30

6

84

0
Large corporate clients

69,892

65,009

4,612

217

54

28

17

150

26

588

290
SME clients

13,944

12,788

842

287

27

53

30

324

48

281

0
Total corporate lending

83,837

77,797

5,454

504

81

32

19

177

30

413

186
Lombard

80,390

80,235

120

30

4

1

0

1

0

1,764

0
Credit cards

10,074

9,604

467

3

0

8

6

36

8

0

0
Commodity trade finance

3,487

3,464

23

0

0

3

3

51

3

0

0
Ship / aircraft financing

2,669

2,663

6

0

0

13

13

49

13

0

0
Consumer financing

134

134

0

0

0

6

6

0

6

0

0
Financial intermediaries and hedge funds

19,609

19,145

464

0

0

1

1

8

1

0

0
Other off-balance sheet commitments

52,765

52,268

468

27

2

4

2

28

2

2,903

0
Total other lending

169,127

167,512

1,549

61

6

2

1

23

2

2,171

0
Total
2

270,131

261,880

7,572

590

89

12

7

135

11

580

171
Total on- and off-balance sheet
3

854,839

818,260

30,006

5,421

1,153

27

6

142

10

2,223

2,131
1 Includes Loans and advances to

customers and Loans to financial

advisors, which are presented

on the balance sheet line

Other financial assets measured

at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

66
Note 9

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the first three

months of 2025, assets and

liabilities that were transferred from

Level 2 to Level 1, or

from
Level 1 to Level 2, and were held for the entire

reporting period were not material.
Determination of fair values from quoted market prices or valuation techniques
1
31.3.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
133,772 27,799 3,665 165,236 128,393 27,564 3,108 159,065
of which: Equity instruments

117,456

320

138

117,914

116,501

430

91

117,022
of which: Government bills / bonds

8,304

3,468

46

11,817

4,443

3,261

41

7,746
of which: Investment fund units

7,180

949

149

8,279

6,537

987

151

7,675
of which: Corporate and municipal bonds

828

20,606

876

22,310

911

17,462

838

19,211
of which: Loans

0

2,254

2,292

4,545

0

5,200

1,799

6,998
of which: Asset-backed securities

4

197

162

363

1

219

153

373
Derivative financial instruments 1,372 134,204 2,459 138,035 795 181,965 2,792 185,551
of which: Foreign exchange

570

48,895

71

49,536

472

100,328

66

100,867
of which: Interest rate

0

37,566

898

38,464

0

40,553

878

41,431
of which: Equity / index

0

39,940

937

40,877

0

35,747

1,129

36,876
of which: Credit

0

2,668

517

3,185

0

2,555

581

3,136
of which: Commodities

2

4,989

35

5,026

1

2,599

17

2,617
Brokerage receivables

0

28,747

0

28,747

0

25,858

0

25,858
Financial assets at fair value not held for trading

40,762

52,368

9,187

102,317

35,911

50,813

8,748

95,472
of which: Financial assets for unit-linked investment contracts

17,398

4

0

17,403

17,101

6

0

17,106
of which: Corporate and municipal bonds

30

14,844

145

15,020

31

14,695

133

14,859
of which: Government bills / bonds

22,856

6,062

0

28,919

18,264

6,204

0

24,469
of which: Loans

0

4,972

3,589

8,561

0

4,427

3,192

7,619
of which: Securities financing transactions

0

24,995

731

25,726

0

24,026

611

24,638
of which: Asset-backed securities

0

1,041

540

1,581

0

972

597

1,569
of which: Auction rate securities

0

0

191

191

0

0

191

191
of which: Investment fund units

387

362

640

1,389

423

401

681

1,505
of which: Equity instruments

90

0

2,932

3,023

93

0

2,917

3,010
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income

1,130

2,087

0

3,216

59

2,137

0

2,195
of which: Government bills / bonds

1,064

0

0

1,064

0

0

0

0
of which: Commercial paper and certificates of deposit

0

1,916

0

1,916

0

1,959

0

1,959
of which: Corporate and municipal bonds

66

171

0

236

59

178

0

237
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities

7,623

0

0

7,623

7,341

0

0

7,341
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2

0

0

89

89

0

0

84

84
Total assets measured at fair value
184,658 245,204 15,400 445,263 172,499 288,337 14,732 475,568

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

67
Note 9

Fair value measurement (continued)
Determination of fair values from quoted market prices or valuation techniques (continued)
1
31.3.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading

30,503

12,565

31

43,099

24,577

10,429

240

35,247
of which: Equity instruments

22,597

390

21

23,008

18,528

257

29

18,814
of which: Corporate and municipal bonds

2

10,768

5

10,775

5

8,771

206

8,982
of which: Government bills / bonds

6,490

1,210

0

7,699

4,336

1,174

0

5,510
of which: Investment fund units

1,414

96

3

1,512

1,708

162

3

1,873
Derivative financial instruments
1,407 136,581 4,130 142,117 829 175,747 4,060 180,636
of which: Foreign exchange

553

50,511

44

51,108

506

94,035

46

94,587
of which: Interest rate

0

33,911

337

34,248

0

36,313

324

36,636
of which: Equity / index

0

44,707

3,293

48,000

0

39,597

3,142

42,739
of which: Credit

0

3,182

374

3,556

0

3,280

414

3,694
of which: Commodities

2

4,128

25

4,155

1

2,200

15

2,216
of which: Loan commitments measured at FVTPL

0

45

29

74

0

75

62

137
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value

0

59,921

0

59,921

0

49,023

0

49,023
Debt issued designated at fair value

0

99,373

12,719

112,092

0

94,573

13,336

107,909
Other financial liabilities designated at fair value

0

24,483

2,752

27,235

0

25,931

2,768

28,699
of which: Financial liabilities related to unit-linked investment contracts

0

17,528

0

17,528

0

17,203

0

17,203
of which: Securities financing transactions

0

3,985

108

4,094

0

5,798

0

5,798
of which: Over-the-counter debt instruments and others

0

2,969

2,644

5,613

0

2,930

2,768

5,698
Total liabilities measured at fair value
31,910 332,923 19,632 384,465 25,406 355,703 20,405 401,514
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.
b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.
Deferred day-1 profit or loss reserves
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Reserve balance at the beginning of the period

421

418

404
Profit / (loss) deferred on new transactions

65

57

42
(Profit) / loss recognized in the income statement

(95)

(51)

(62)
Foreign currency translation

(1)

(4)

0
Reserve balance at the end of the period

391

421

384
The table below summarizes other valuation

adjustment reserves recognized on the

balance sheet.
Other valuation adjustment reserves on the balance sheet
As of
USD m 31.3.25 31.12.24
Own credit adjustments on financial liabilities designated at fair value
1

(897)

(1,165)
of which: debt issued designated at fair value

(929)

(1,188)
of which: other financial liabilities designated at fair value

32

23
Credit valuation adjustments
2

(128)

(125)
Funding and debit valuation adjustments

(69)

(96)
Other valuation adjustments

(971)

(1,207)
of which: liquidity

(570)

(746)
of which: model uncertainty

(401)

(460)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.

2 Amount does not include reserves against defaulted counterparties.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

68
Note 9

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
31 March 2025 and unobservable, and a range

of values for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and
liabilities held by the Group.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 21 Fair
value measurement” in the “Consolidated financial

statements” section of the UBS Group

Annual Report 2024.
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
31.3.25 31.12.24
USD bn 31.3.25 31.12.24 31.3.25 31.12.24 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds

1.0

1.0

0.0

0.2
Relative value to
market comparable Bond price equivalent

23

105

89

23

114

98
points
Discounted expected
cash flows Discount margin

917

917

917

868

868

868
basis
points
Traded loans,

loans
designated at fair value
and guarantees

6.1

5.2

0.0

0.0
Relative value to
market comparable Loan price equivalent

1

102

93

1

173

84
points
Discounted expected
cash flows Credit spread

17

395

132

16

545

195
basis
points
Market comparable
and securitization
model Credit spread

97

1,939

280

75

1,899

208
basis
points
Asset-backed securities

0.7

0.7

0.0

0.0
Relative value to
market comparable Bond price equivalent

1

100

78

0

112

79
points
Investment fund units
3

0.8

0.8

0.0

0.0
Relative value to
market comparable Net asset value
Equity instruments
3

3.1

3.0

0.0

0.0
Relative value to
market comparable Price
Debt issued designated at
fair value
4

12.7

13.3
Other financial liabilities
designated at fair value

2.8

2.8
Discounted expected
cash flows Funding spread

95

221

95

201
basis
points
Derivative financial instruments
Interest rate

0.9

0.9

0.3

0.3
Option model Volatility of interest rates

51

112

50

156
basis
points
IR-to-IR correlation

67

99

60

99
%
Discounted expected
cash flows Funding spread

5

20

5

20
basis
points
Credit

0.5

0.6

0.4

0.4
Discounted expected
cash flows
Credit spreads

3

1,760

2

1,789
basis
points
Credit correlation

50

66

50

66
%
Recovery rates

0

100

0

100
%
Option model Credit volatility

60

79

59

127
%
Recovery rates

0

40
%
Equity / index

0.9

1.1

3.3

3.1
Option model Equity dividend yields

0

16

0

16
%
Volatility of equity stocks,
equity and other indices

2

111

4

126
%
Equity-to-FX correlation

(65)

70

(65)

80
%
Equity-to-equity correlation

15

100

0

100
%
Loan commitments
measured at FVTPL

0.0

0.1
Relative value to
market comparable
Loan price equivalent

82

100

60

101
points
1 The ranges of significant unobservable inputs are represented in points,

percentages and basis points. Points are a percentage

of par (e.g. 100 points would be 100% of par).

2 Weighted averages are provided for
most non-derivative financial instruments and were calculated by weighting inputs based on the

fair values of the respective instruments. Weighted averages are not provided for inputs related

to Other financial liabilities
designated at fair value

and Derivative financial instruments,

as this would not

be meaningful.

3 The range

of inputs is not

disclosed, as there is

a dispersion of values

given the diverse nature

of the investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of

which have embedded

derivative parameters

that are considered

to be unobservable.

The equivalent

derivative instrument parameters

for debt issued

or embedded derivatives

for over-the-counter

debt
instruments are presented in the respective derivative financial instruments lines in this table.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

69
Note 9

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies

may exist

between Level 1 / 2 parameters

and Level 3

parameters (e.g.
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes in unobservable input assumptions
1
31.3.25 31.12.24
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value and guarantees

147

(115)

185

(143)
Securities financing transactions

25

(20)

30

(24)
Auction rate securities

8

(6)

8

(6)
Asset-backed securities

23

(18)

32

(28)
Equity instruments

348

(314)

333

(308)
Investment fund units

176

(178)

179

(181)
Loan commitments measured at FVTPL

15

(47)

38

(42)
Interest rate derivatives, net

77

(65)

115

(70)
Credit derivatives, net

88

(108)

112

(117)
Foreign exchange derivatives, net

4

(3)

3

(2)
Equity / index derivatives, net

619

(503)

732

(617)
Other

256

(152)

289

(161)
Total

1,785

(1,528)

2,056

(1,700)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2025.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

70
Note 9

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance
at the

beginning
of the
period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the three months ended 31 March 2025
2
Financial assets at fair value held for
trading

3.1

0.0

(0.0)

0.2

(0.8)

1.1

(0.3)

0.3

(0.1)

0.0

3.7
of which: Equity instruments

0.1

0.0

0.0

0.0

(0.0)
0.0

(0.0)

0.1

(0.0)

0.0

0.1
of which: Corporate and municipal
bonds

0.8

0.0

0.0

0.2

(0.1)
0.0

(0.0)

0.1

(0.1)

0.0

0.9
of which: Loans

1.8

0.0

(0.0)

0.0

(0.5)

1.1

(0.3)

0.1

(0.0)

0.0

2.3
Derivative financial instruments –
assets

2.8

(0.5)

(0.4)
0.0

0.0

0.7

(0.6)

0.4

(0.3)

0.0

2.5
of which: Interest rate

0.9

(0.0)

(0.0)
0.0

0.0

0.0

(0.1)

0.3

(0.1)

(0.0)

0.9
of which: Equity / index

1.1

(0.3)

(0.3)
0.0 0.0

0.4

(0.2)

0.1

(0.1)

0.0

0.9
of which: Credit

0.6

(0.0)

(0.0)
0.0 0.0

0.2

(0.2)

0.0

(0.1)

0.0

0.5
Financial assets at fair value not held
for trading

8.7

0.1

0.1

0.1

(0.2)

0.6

(0.2)

0.1

(0.1)

0.1

9.2
of which: Loans

3.2

0.1

0.1

0.0

(0.0)

0.5

(0.1)

0.0

(0.1)

0.0

3.6
of which: Auction rate securities

0.2

(0.0)

(0.0)
0.0 0.0 0.0 0.0 0.0 0.0 0.0

0.2
of which: Equity instruments

2.9

0.0

0.0

0.0

(0.1)
0.0

(0.0)

0.0

(0.0)

0.0

2.9
of which: Investment fund units

0.7

0.0

(0.0)

0.0

(0.1)
0.0 0.0

0.0
0.0

0.0

0.6
of which: Asset-backed securities

0.6

(0.0)

(0.0)

0.0

(0.0)
0.0 0.0

0.0

(0.1)

0.0

0.5
Derivative financial instruments –
liabilities

4.1

0.2

0.2
0.0

(0.0)

0.7

(0.6)

0.1

(0.3)

0.0

4.1
of which: Interest rate

0.3

0.0

0.0
0.0

(0.0)

0.0

(0.0)

0.0

(0.0)

0.0

0.3
of which: Equity / index

3.1

0.2

0.1
0.0 0.0

0.6

(0.5)

0.1

(0.3)

0.0

3.3
of which: Credit

0.4

0.0

0.0
0.0 0.0

0.1

(0.1)

0.0

(0.0)

(0.0)

0.4
of which: Loan commitments
measured at FVTPL

0.1

(0.0)

(0.0)
0.0 0.0

0.0

(0.0)

0.0

(0.0)
0.0

0.0
Debt issued designated at fair value

13.3

0.2

0.2
0.0 0.0

1.7

(1.2)

0.6

(2.1)

0.2

12.7
Other financial liabilities designated at
fair value

2.8

(0.0)

(0.0)
0.0

(0.0)

0.3

(0.3)

0.0

(0.0)

0.0

2.8
For the three months ended 31 March 2024
Financial assets at fair value held for
trading

22.6

(0.2)

(0.0)

0.4

(8.9)

0.9

(3.4)

1.6

(0.7)

(0.1)

12.4
of which: Equity instruments

0.3

(0.0)

0.0

0.0

(0.0)
0.0

(0.0)

0.1

(0.1)

(0.0)

0.2
of which: Corporate and municipal
bonds

1.3

(0.1)

(0.0)

0.3

(0.4)
0.0

(0.0)

0.0

(0.0)

(0.0)

1.0
of which: Loans

19.6

0.4

(0.0)

0.0

(7.8)

0.9

(3.3)

1.4

(0.5)

(0.0)

10.6
Derivative financial instruments –
assets

2.6

0.1

0.1

0.0

(0.0)

0.4

(0.4)

0.1

(0.3)

(0.0)

2.4
of which: Interest rate

0.4

0.1

0.1

0.0

(0.0)

0.1

(0.1)

0.0

(0.1)

0.0

0.4
of which: Equity / index

1.3

(0.1)

(0.1)
0.0

(0.0)

0.3

(0.2)

0.0

(0.1)

(0.0)

1.2
of which: Credit

0.5

(0.0)

0.0
0.0

(0.0)

0.0

(0.1)

0.1

(0.1)

(0.0)

0.4
Financial assets at fair value not held
for trading

8.4

(0.0)

(0.1)

0.1

(0.1)

0.4

(0.4)

0.4

(0.1)

(0.1)

8.7
of which: Loans

2.3

0.1

0.1

0.0

(0.0)

0.2

(0.3)
0.0

(0.1)

(0.0)

2.2
of which: Auction rate securities

1.2

0.0

0.0
0.0 0.0 0.0 0.0 0.0 0.0 0.0

1.2
of which: Equity instruments

3.1

(0.0)

(0.1)

0.0

(0.0)

0.0

(0.0)
0.0 0.0

(0.1)

3.0
of which: Investment fund units

0.4

(0.0)

0.0

0.0

(0.0)
0.0

(0.0)

0.3

(0.0)

(0.0)

0.7
of which: Asset-backed securities

0.5

0.0

0.0

0.0

0.0

0.0

0.0

0.0

0.0

0.0

0.4
Derivative financial instruments –
liabilities

5.6

0.3

0.3
0.0

(0.2)

1.6

(1.2)

0.3

(0.6)

(0.0)

5.9
of which: Interest rate

0.2

0.1

0.1
0.0 0.0

0.0

(0.1)

0.0

(0.0)

0.0

0.3
of which: Equity / index

3.3

0.5

0.4
0.0

(0.0)

1.5

(0.8)

0.2

(0.3)

(0.0)

4.3
of which: Credit

0.6

(0.0)

(0.0)
0.0

(0.0)

0.1

(0.2)

0.1

(0.1)

(0.0)

0.5
of which: Loan commitments
measured at FVTPL

1.0

(0.1)

(0.1)
0.0

(0.2)

0.0

(0.0)

0.0

(0.2)

(0.0)

0.6
Debt issued designated at fair value

15.3

0.2

0.2
0.0 0.0

1.6

(1.4)

0.9

(2.5)

(0.1)

14.0
Other financial liabilities designated at
fair value

2.6

(0.2)

(0.1)

0.0

(0.0)

0.0

(0.3)

0.5

(0.0)

(0.0)

2.7
1 Net gains / losses included in

comprehensive income are recognized in Net

interest income and Other net income

from financial instruments measured at

fair value through profit or loss

in the Income statement,
and also in

Gains / (losses)

from own credit

on financial liabilities

designated at fair

value, before

tax in the

Statement of comprehensive

income.

2 Total Level 3

assets as of

31 March 2025 were

USD 15.4bn
(31 December 2024: USD 14.7bn). Total Level 3 liabilities as of 31 March 2025 were USD 19.6bn (31 December 2024:

USD 20.4bn).

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

71
Note 9

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 21

Fair value measurement” in the “Consolidated financial statements”
section of the UBS Group Annual Report 2024.
Financial instruments not measured at fair value
31.3.25 31.12.24
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks

231.4

231.4

223.3

223.3
Amounts due from banks

21.1

21.1

18.9

18.9
Receivables from securities financing transactions measured at amortized cost

101.8

101.8

118.3

118.3
Cash collateral receivables on derivative instruments

39.0

39.0

44.0

44.0
Loans and advances to customers

594.1

592.2

580.0

579.7
Other financial assets measured at amortized cost

66.5

65.1

58.8

57.0
Liabilities
Amounts due to banks

27.8

27.8

23.3

23.4
Payables from securities financing transactions measured at amortized cost

15.0

15.0

14.8

14.8
Cash collateral payables on derivative instruments

31.5

31.5

35.5

35.5
Customer deposits

744.9

745.6

745.8

746.6
Debt issued measured at amortized cost

213.9

218.5

214.2

220.6
Other financial liabilities measured at amortized cost
1

14.6

14.6

16.4

16.4
1 Excludes lease liabilities.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

72
Note 10

Derivative instruments
a) Derivative instruments
As of 31.3.25, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate

38.5

34.2

3,716

18,048
Credit derivatives

3.2

3.6

173
Foreign exchange

49.5

51.1

7,248

294
Equity / index

40.9

48.0

1,419

104
Commodities

5.0

4.2

180

19
Other
3

0.9

1.1

178
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

138.0

142.1

12,913

18,465
Further netting potential not recognized on the balance

sheet
5

(122.6)

(127.8)
of which: netting of recognized financial liabilities / assets

(100.8)

(100.8)
of which: netting with collateral received / pledged

(21.8)

(27.0)
Total derivative financial instruments, after consideration of further netting potential

15.5

14.3
As of 31.12.24, USD bn
Derivative financial instruments
Interest rate

41.4

36.6

3,644

16,844
Credit derivatives

3.1

3.7

144
Foreign exchange

100.9

94.6

7,207

269
Equity / index

36.9

42.7

1,365

93
Commodities

2.6

2.2

155

17
Other
3

0.6

0.8

87
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

185.6

180.6

12,602

17,223
Further netting potential not recognized on the balance

sheet
5

(161.7)

(166.3)
of which: netting of recognized financial liabilities / assets

(135.5)

(135.5)
of which: netting with collateral received / pledged

(26.2)

(30.8)
Total derivative financial instruments, after consideration of further netting potential

23.9

14.3
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional

values of the netted

derivative financial instruments

are still presented on

a gross basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty or an exchange and settled on a daily basis. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative

instruments and Cash collateral payables

on derivative instruments and

was not material for all

periods presented.

3 Includes Loan commitments measured at

FVTPL, as well as
unsettled purchases and sales of non-derivative

financial instruments for which the changes

in the fair value between trade

date and settlement date are recognized

as derivative financial instruments.

4 Financial
assets and liabilities

are presented net

on the balance sheet

if UBS has

the unconditional and

legally enforceable right to

offset the recognized

amounts, both in

the normal course

of business and

in the event of
default, bankruptcy or insolvency of UBS or

its counterparties, and intends either

to settle on a net basis

or to realize the asset and

settle the liability simultaneously.

5 Reflects the netting potential in

accordance
with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the
“Consolidated financial statements” section of the UBS Group Annual Report 2024 for more information.

b) Cash collateral on derivative instruments
USD bn
Receivables
31.3.25
Payables
31.3.25
Receivables
31.12.24
Payables
31.12.24
Cash collateral on derivative instruments, based on netting under IFRS Accounting

Standards
1

39.0

31.5

44.0

35.5
Further netting potential not recognized on the balance

sheet
2

(24.3)

(16.6)

(28.3)

(21.7)
of which: netting of recognized financial liabilities / assets

(22.2)

(14.5)

(25.9)

(19.3)
of which: netting with collateral received / pledged

(2.1)

(2.1)

(2.4)

(2.4)
Cash collateral on derivative instruments, after consideration of further netting potential

14.7

14.9

15.7

13.8
1 Financial assets and liabilities are presented

net on the balance sheet if UBS

has the unconditional and legally enforceable right

to offset the recognized amounts,

both in the normal course of

business and in the
event of default,

bankruptcy or insolvency

of UBS or

its counterparties, and

intends either to

settle on a

net basis or

to realize the

asset and settle

the liability simultaneously.

2 Reflects the

netting potential in
accordance with enforceable

master netting and

similar arrangements where

not all criteria

for a net

presentation on the

balance sheet have

been met. Refer

to “Note 22

Offsetting financial assets

and financial
liabilities” in the “Consolidated financial statements” section of the UBS Group Annual Report 2024 for more information.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

73
Note 11

Other assets and liabilities
a) Other financial assets measured at amortized cost
USD m 31.3.25 31.12.24
Debt securities

48,097

41,585
Loans to financial advisors

2,738

2,723
Fee- and commission-related receivables

2,506

2,242
Finance lease receivables

6,056

5,879
Settlement and clearing accounts

445

430
Accrued interest income

2,101

2,115
Other
1

4,571

3,862
Total other financial assets measured at amortized cost

66,513

58,835
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.
b) Other non-financial assets
USD m 31.3.25 31.12.24
Precious metals and other physical commodities

7,623

7,341
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1

2,012

1,946
Prepaid expenses

1,867

1,679
Current tax assets

1,460

1,546
VAT,

withholding tax and other tax receivables

875

1,233
Properties and other non-current assets held for sale

189

196
Assets of disposal groups held for sale
2

1,705
Other

1,810

2,119
Total other non-financial assets

15,836

17,766
1 Refer to Note 14 for more information.

2 Refer to Note 5 for more information about the sale of Select Portfolio Servicing.
c) Other financial liabilities measured at amortized cost
USD m 31.3.25 31.12.24
Other accrued expenses

3,039

3,140
Accrued interest expenses

4,951

5,876
Settlement and clearing accounts

2,218

1,944
Lease liabilities

4,560

4,597
Other

4,375

5,476
Total other financial liabilities measured at amortized cost

19,143

21,033
d) Other financial liabilities designated at fair value
USD m 31.3.25 31.12.24
Financial liabilities related to unit-linked investment contracts

17,528

17,203
Securities financing transactions

4,093

5,798
Over-the-counter debt instruments and other

5,613

5,698
Total other financial liabilities designated at fair value

27,235

28,699
e) Other non-financial liabilities
USD m 31.3.25 31.12.24
Compensation-related liabilities

6,716

9,592
of which: net defined benefit liability

779

763
Current tax liabilities

1,818

1,671
Deferred tax liabilities

365

340
VAT,

withholding tax and other tax payables

1,054

1,156
Deferred income

546

555
Liabilities of disposal groups held for sale
1

1,199
Other

91

320
Total other non-financial liabilities

10,590

14,834
1 Refer to Note 5 for more information about the sale of Select Portfolio Servicing.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

74
Note 12

Debt issued designated at fair value
Debt issued designated at fair value
USD m 31.3.25 31.12.24
Equity-linked
1

57,151

54,069
Rates-linked

23,778

23,641
Credit-linked

5,354

5,225
Fixed-rate

14,352

14,250
Commodity-linked

3,462

3,592
Other

7,995

7,131
of which: debt that contributes to total loss-absorbing capacity

5,263

4,934
Total debt issued designated at fair value
2

112,092

107,909
1 Includes investment fund unit-linked instruments issued.

2 As of 31 March 2025, 100% of Total debt issued designated at fair value was unsecured

(31 December 2024: 100%).
Note 13

Debt issued measured at amortized cost
Debt issued measured at amortized cost
USD m 31.3.25 31.12.24
Short-term debt
1

30,572

30,509
Senior unsecured debt

130,323

133,159
of which: contributes to total loss-absorbing capacity

93,863

92,515
Covered bonds

9,044

8,762
Subordinated debt

17,038

15,030
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
2

16,352

13,084
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,245
of which: eligible as non-Basel III-compliant tier 2 capital instruments

205

207
Debt issued through the Swiss central mortgage institutions

26,474

26,335
Other long-term debt

429

424
Long-term debt
3

183,308

183,709
Total debt issued measured at amortized cost
4,5

213,880

214,219
1 Debt with an original contractual

maturity of less than

one year,

includes mainly certificates of deposit

and commercial paper.

2 For 31 March

2025, includes USD 10.1bn (31

December 2024: USD 6.9bn)

that
are, upon the occurrence of a trigger event or a viability event, subject to conversion into ordinary UBS shares.

3 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does

not consider any early redemption

features.

4 Net of bifurcated embedded derivatives,

the fair value of which

was not material for the

periods presented.

5 Except for
Covered bonds (100% secured), Debt issued through the Swiss central mortgage institutions (100% secured) and Other long-term debt (92% secured), 100% of the balance was unsecured as of 31 March 2025.
Note 14

Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of total provisions

and contingent liabilities.
Overview of total provisions and contingent liabilities
USD m 31.3.25 31.12.24
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
1

337

320
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )

809

997
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )

3,852

3,602
Acquisition-related contingent liabilities relating to litigation,

regulatory and similar matters (IFRS 3,
Business Combinations )

2,031

2,122
Restructuring, real-estate and other provisions (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )

1,489

1,368
Total provisions and contingent liabilities

8,517

8,409
1 Refer to Note 8c for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

75
Note 14

Provisions and contingent liabilities

(continued)
The table below presents additional information for provisions under IAS 37, Provisions, Contingent Liabilities and
Contingent Assets .
Additional information for provisions under IAS 37, Provisions, Contingent Liabilities and Contingent Assets
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2024

3,602

813

240

315

4,969
Increase in provisions recognized in the income statement

124

318

4

41

488
Release of provisions recognized in the income statement

(11)

(34)

(2)

(22)

(68)
Provisions used in conformity with designated purpose

(30)

(191)

(13)

(12)

(246)
Reclassifications

100
5

0

0

0

100
Foreign currency translation and other movements

66

15

9

7

97
Balance as of 31 March 2025

3,852

921

239

329

5,340
1 Consists of provisions

for losses

resulting from

legal, liability

and compliance risks.

2 Includes USD

374m of provisions

for onerous

contracts related

to real estate

as of 31

March 2025

(31 December 2024:
USD 383m) and USD 439m of personnel-related restructuring provisions as of 31 March 2025 (31 December 2024: USD 334m), as

well as provisions for onerous contracts related to technology.

3 Mainly includes
provisions for reinstatement costs with respect to

leased properties.

4 Mainly includes provisions related to employee benefits, VAT and operational risks.

5 Includes reclassifications from IFRS 3 contingent liabilities to IAS 37 provisions.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note 14b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.
b) Litigation, regulatory and similar matters
The Group operates in

a legal and regulatory

environment that exposes it to

significant litigation and similar risks
arising from disputes

and regulatory proceedings. As

a result,

UBS (which for

purposes of this

Note may

refer to
UBS

Group

AG

and/or

one

or

more

of

its

subsidiaries,

as

applicable)

is

involved

in

various

disputes

and

legal
proceedings, including litigation, arbitration,

and regulatory and criminal investigations.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict,

particularly in

the

earlier

stages

of

a

case.

There

are

also

situations

where

the Group

may

enter into

a
settlement

agreement.

This

may

occur

in

order

to

avoid

the

expense,

management

distraction

or

reputational
implications of

continuing to

contest liability,

even

for those

matters for

which

the Group

believes it

should be
exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters

with respect to

which provisions have

been established and

other contingent liabilities.

The Group
makes

provisions

for

such

matters

brought

against

it

when,

in

the

opinion

of

management

after

seeking legal
advice, it

is more

likely than

not that

the Group

has a

present legal

or constructive obligation

as a

result of

past
events, it

is probable

that an

outflow of

resources will

be required,

and the

amount can

be reliably

estimated. Where
these factors

are

otherwise satisfied,

a

provision may

be

established for

claims that

have

not

yet been

asserted
against the

Group, but

are nevertheless

expected to

be, based

on

the Group’s

experience with

similar asserted
claims.

If

any

of

those

conditions

is

not

met,

such

matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation cannot

be reliably

estimated, a

liability exists

that is

not recognized

even if

an outflow

of resources

is
probable. Accordingly, no

provision is

established even if

the potential

outflow of resources

with respect

to such
matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior

to

the

issuance

of

financial

statements, which

affect

management’s assessment

of

the

provision

for

such
matter

(because,

for

example,

the

developments provide

evidence of

conditions that

existed

at

the

end

of

the
reporting

period),

are

adjusting

events

after

the

reporting period

under

IAS

10

and

must

be

recognized in

the
financial statements for the reporting period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to be material and others that management believes to be of significance to the Group due to potential financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

76
Note 14

Provisions and contingent liabilities

(continued)
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table in Note 14 a) above. UBS provides below

an estimate of the aggregate liability for its litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these

estimates require UBS

to

make speculative

legal assessments

as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future losses

that could arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing

provisions (including

acquisition-related contingent

liabilities established

under IFRS

3 in connection

with
the acquisition of Credit Suisse), are in the range

of USD 0bn to USD 1.8bn.

Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

amounts

shown

in

the

table

below

reflect

the

provisions

recorded

under

IFRS

Accounting

Standards.

In
connection with

the acquisition

of Credit

Suisse, UBS

Group AG

additionally has

reflected in

its purchase

accounting
under IFRS

3 a

valuation adjustment

reflecting an

estimate of

outflows relating

to contingent

liabilities for

all present
obligations included in

the scope

of the

acquisition at fair

value upon

closing, even

if it

is not

probable that the
contingent

liability

will

result

in

an

outflow

of

resources,

significantly

decreasing

the

recognition

threshold

for
litigation

liabilities

beyond

those

that

generally apply

under

IFRS

Accounting Standards.

The

IFRS

3

acquisition-
related contingent liabilities

of USD 2.0bn at

31 March 2025 reflect

a decrease of

USD 0.1bn from 31 December
2024 as a result of reclassifications to provisions

under IAS 37.
Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking

Asset
Management
Investment
Bank
Non-core
and Legacy Group Items UBS Group
Balance as of 31 December 2024

1,271

147

1

266

1,779

139

3,602
Increase in provisions recognized in the income statement

15

0

0

29

7

73

124
Release of provisions recognized in the income statement

(1)

0

0

(9)

0

(1)

(11)
Provisions used in conformity with designated purpose

(12)

0

0

0

(15)

(2)

(30)
Reclassifications
2

(1)

0

0

0

101

0

100
Foreign currency translation and other movements

46

6

0

7

6

0

66
Balance as of 31 March 2025

1,318

153

0

293

1,878

209

3,852
1 Provisions, if any, for

the matters described in items 2

and 9 of this Note are recorded

in Global Wealth Management. Provisions,

if any, for the matters

described in items 4, 5, 6, 7,

8, 11 and 12 of this

Note are
recorded in Non-core

and Legacy.

Provisions, if

any, for

the matters described

in item 1

of this Note

are allocated between

Global Wealth

Management, Personal

& Corporate

Banking and Non-core

and Legacy.
Provisions, if any, for the matters described in item 3 of this Note are allocated between the Investment Bank, Non-core and Legacy and Group Items. Provisions, if any, for the matters described in item 10 of this Note are allocated between the Investment Bank and Non-core and Legacy.

2 Includes reclassifications from IFRS 3 contingent liabilities to IAS 37 provisions.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

77
Note 14

Provisions and contingent liabilities

(continued)
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by

UBS and

other financial

institutions. Credit Suisse

offices in various

locations, including

the UK,
the Netherlands, France and

Belgium, have been contacted

by regulatory and law enforcement

authorities seeking
records and information

concerning investigations

into Credit Suisse’s

historical private

banking services

on a cross-
border basis and

in part through

its local branches

and banks.

The UK and

French aspects of

these issues have

been
closed. UBS is continuing to cooperate with

the authorities.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR

3.75m,

the

confiscation

of

EUR 1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR 800m.

UBS
appealed the decision to

the French Supreme Court. The

Supreme Court rendered its judgment

on 15 November
2023. It

upheld the

Court of

Appeal’s decision regarding

unlawful solicitation and

aggravated laundering of

the
proceeds of tax fraud, but overturned

the confiscation of EUR 1bn, the penalty of EUR 3.75m

and the EUR 800m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR 800m of civil damages

to UBS AG.
In

May

2014,

Credit

Suisse

entered

into

settlement

agreements

with

the

SEC,

Federal

Reserve

and

New

York
Department of Financial Services and entered

into an agreement with the US Department

of Justice (DOJ) to plead
guilty to

conspiring to

aid and

abet US

taxpayers in

filing false

tax returns

(2014 Plea

Agreement). Credit

Suisse
continued to report

to and cooperate

with US authorities

in accordance with its

obligations under the

2014 Plea
Agreement, including by

conducting a review

of cross-border services

provided by Credit

Suisse. In this connection,
Credit Suisse provided

information to US

authorities regarding potentially undeclared US

assets held by

clients at
Credit Suisse. UBS continues to cooperate with

the ongoing investigation by the DOJ.
Our balance sheet at 31 March 2025 reflected provisions

in an amount that UBS believes to be appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the
future

outflow of

resources in

respect of

such

matters cannot

be

determined with

certainty

based on

currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS AG,

UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR 2.1bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

78
Note 14

Provisions and contingent liabilities

(continued)
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD 2bn. In

2014, the US

Supreme Court rejected

the BMIS Trustee’s

motion for leave

to appeal decisions,
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD 125m

of payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities

and most

of the

Credit Suisse entities.

In 2019, the

Court of Appeals

reversed the dismissal

of the

BMIS
Trustee’s remaining claims. The case has been

remanded to the Bankruptcy Court

for further proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign-exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations, UBS entered into resolutions with Swiss, US and

UK regulators and the European Commission. UBS
was granted conditional immunity

by the Antitrust Division

of the DOJ

and by authorities

in other jurisdictions

in
connection with potential competition law violations relating to foreign exchange and precious metals businesses.
In December

2021, the

European Commission

issued a

decision imposing

a fine

of EUR 83.3m

on Credit

Suisse
entities based on findings of anticompetitive practices in the foreign exchange market. Credit Suisse has appealed the decision to the European General Court.

UBS received leniency and accordingly no fine was assessed.
Foreign-exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in

other jurisdictions

against UBS,

Credit

Suisse and

other banks

on

behalf of

persons who

engaged in

foreign
currency transactions with any of the defendant banks.

UBS and Credit Suisse have resolved US federal court class
actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign
exchange futures

contracts and

options on

such futures.

Certain class

members have

excluded themselves

from
that settlement

and filed

individual actions in

US and

English courts against

UBS, Credit

Suisse and

other banks,
alleging violations of US and European competition laws and unjust enrichment. UBS, Credit Suisse and the other banks

have

resolved

those individual

matters.

In

addition,

Credit

Suisse

and

UBS,

together

with

other

financial
institutions, were named in

a consolidated putative

class action in

Israel, which made

allegations similar to those
made in

the actions

pursued in

other jurisdictions.

Credit Suisse

and UBS

entered into

agreements to

settle all

claims
in this action in April 2022 and February 2024, respectively. Credit Suisse’s settlement received court approval and
will be deemed

final in May

2025 if the

petitioners do

not further appeal.

UBS’s settlement

remains subject

to court
approval.

LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity

from

authorities

in

certain

jurisdictions,

including

the

Antitrust

Division

of

the

DOJ

and

the

Swiss
Competition Commission (WEKO), in

connection with potential

antitrust or competition

law violations related

to
certain rates.

However, UBS

has not

reached a

final settlement

with WEKO,

as the

Secretariat of

WEKO has

asserted
that UBS does not qualify for full immunity.
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory

and other damages under various legal

theories.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

79
Note 14

Provisions and contingent liabilities

(continued)
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district courts

(and subsequently

consolidated in

the US

District Court

for the Southern

District of New

York (SDNY))
by plaintiffs who

engaged in over-the-counter

instruments, exchange-traded

Eurodollar futures and

options, bonds
or

loans

that

referenced

USD LIBOR.

The

complaints

allege

violations

of

antitrust

law

and

the

Commodities
Exchange Act,

as well

breach of

contract and unjust

enrichment. Following various

rulings by

the SDNY

and the
Second Circuit

dismissing certain

of the

causes of

action and

allowing others

to proceed,

one

class action

with
respect

to

transactions

in

over-the-counter

instruments

and

several

actions

brought

by

individual

plaintiffs

are
proceeding in the district court.

UBS and Credit Suisse

have entered into settlement agreements in

respect of the
class actions relating

to exchange-traded

instruments, bonds

and loans. These

settlements have

received final court
approval and

the actions

have been

dismissed as

to UBS

and Credit

Suisse. In

addition, an

individual action

was
filed in

federal court

in California

against UBS,

Credit Suisse

and numerous

other banks

alleging that

the defendants
conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD ICE LIBOR rate
and

monopolized

the

market

for

LIBOR-based

consumer loans

and

credit

cards. The

court

dismissed

the

initial
complaint and

subsequently

dismissed an

amended complaint

with prejudice;

the US

Court of

Appeals for

the Ninth
Circuit affirmed the dismissal. In

April 2025, plaintiffs filed

a petition for a

writ of certiorari with

the US Supreme
Court challenging the decisions of the lower

courts.
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions have
been dismissed. Plaintiffs have appealed the

dismissals.
In January 2023, defendants

moved to dismiss the

complaint in the CHF

LIBOR action. In 2023,

the court approved
a settlement by Credit Suisse of the claims

against it in this matter.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European Commission fined UBS EUR 172m,

which amount was confirmed on appeal

on 26 March 2025.
Credit default

swap auction

litigation –
In June

2021, Credit

Suisse, along

with other

banks and

entities, was

named
in a

putative class action

filed in

federal court in

New Mexico alleging

manipulation of credit default

swap (CDS)
final auction prices.

Defendants filed a

motion to enforce

a previous CDS

class action settlement

in the

SDNY. In
January 2024,

the SDNY

ruled that,

to the

extent claims

in the

New

Mexico action

arise from

conduct prior

to
30 June 2014, those claims are barred by

the SDNY settlement. The plaintiffs have

appealed the SDNY decision.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above, UBS’s

balance sheet

at 31

March 2025

reflected a

provision in

an amount

that UBS

believes to

be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
4. Mortgage-related matters
Government and

regulatory

related matters
:
DOJ RMBS

settlement

– In January

2017, Credit Suisse

Securities (USA)
LLC (CSS

LLC) and

its current

and former

US subsidiaries

and US

affiliates reached

a settlement

with the

DOJ related
to its

legacy

Residential Mortgage-Backed

Securities (RMBS)

business, a

business conducted

through

2007. The
settlement resolved

potential civil claims

by the

DOJ related

to certain of

those Credit

Suisse entities’ packaging,
marketing,

structuring,

arrangement,

underwriting,

issuance

and

sale

of

RMBS.

Pursuant

to

the

terms

of

the
settlement a civil monetary penalty was

paid to the DOJ in

January 2017. The settlement also required

the Credit
Suisse entities

to provide

certain levels

of consumer

relief measures,

including affordable

housing payments and
loan forgiveness, and the DOJ

and Credit Suisse agreed to the appointment

of an independent monitor to

oversee
the

completion of

the

consumer

relief

requirements

of

the

settlement. UBS

continues

to

evaluate its

approach
toward

satisfying

the

remaining

consumer

relief

obligations.

The

aggregate

amount

of

the

consumer

relief
obligation

increased

after

2021

by

5%

per

annum

of

the

outstanding

amount

due

until

these

obligations

are
settled. The monitor publishes reports periodically on

these consumer relief matters.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

80
Note 14

Provisions and contingent liabilities

(continued)
Civil litigation:

Repurchase litigations

– Credit

Suisse affiliates

are defendants

in various

civil litigation

matters related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant

in New York State court in five actions:

An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD 374m.

In

December 2023,

the

court granted

in

part

DLJ’s

motion

to

dismiss, dismissing

with

prejudice all
notice-based

claims;

the

parties

have

appealed.

An

action

by

Home

Equity

Asset

Trust,

Series

2006-8,

alleges
damages of not

less than

USD 436m. An action

by Home

Equity Asset Trust

2007-1 alleges damages

of not

less
than USD 420m.

Following a

non-jury trial,

the court

issued a

decision in

December 2024

that the

plaintiff had
established breaches

of representations

and warranties

relating to 209

of the 783

loans at issue.

The court

deferred
decision as to

damages, which will

either be agreed

upon by the

parties or briefed

for further decision

by the court.
An action

by Home

Equity Asset Trust

2007-2 alleges damages

of not

less than

USD 495m. An

action by

CSMC
Asset-Backed Trust 2007-NC1 does not allege

a damages amount.
5. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District Court

for the Eastern District of

New York

(EDNY) and the SDNY

alleging claims under the

United
States Anti-Terrorism

Act (ATA)

and the Justice

Against Sponsors of Terrorism

Act. The plaintiffs

in each of

these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy

and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter,

falsify or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the Second

Circuit

affirmed

a
September 2019

ruling by

the EDNY

granting defendants’

motion to

dismiss the

first filed

lawsuit. In

October 2023,
the US Supreme Court denied plaintiffs’ petition for a writ

of certiorari. In February 2024, plaintiffs filed a motion
to vacate the judgment in the first filed lawsuit. Of

the other seven cases, four are stayed, including one that was dismissed as

to Credit

Suisse and

most of

the bank

defendants prior

to entry

of the

stay, and in three

cases plaintiffs
have filed amended complaints.
6. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive

concentrations of

certain

exposures and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office
upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In February 2018,

the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of

approximately USD 130m. On

appeal, the Criminal

Court of

Appeals of

Geneva
and, subsequently, the Swiss Federal Supreme

Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have

been initiated against Credit

Suisse AG and

/ or certain

affiliates in various jurisdictions,

based
on the findings established in the criminal

proceedings against the former relationship

manager.
In Singapore,

in a

civil lawsuit

against Credit

Suisse Trust

Limited, the

Singapore International Commercial

Court
issued a judgment

finding for

the plaintiffs and,

in September 2023,

the court awarded

damages of USD 742.73m,
excluding post-judgment

interest. This

figure does

not exclude

potential overlap

with the

Bermuda proceedings
against Credit Suisse Life (Bermuda) Ltd., described below, and the court ordered the parties to ensure there is no double recovery

in relation

to this

award and

the Bermuda

proceedings. On

appeal from

this judgment,

in

July
2024, the court ordered changes

to the damages calculation and directed

the parties to agree

on adjustments to
the award. The court ordered

a revised award of USD 461m,

including interest and costs,

in October 2024 and the
Singapore proceeding has concluded.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

81
Note 14

Provisions and contingent liabilities

(continued)
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a judgment awarding damages of USD 607.35m to the plaintiff. Credit Suisse Life (Bermuda)

Ltd. appealed
the

decision.

In

June

2023,

the

Bermuda

Court

of

Appeal

confirmed

the

award

and

the

Supreme

Court

of
Bermuda’s

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

breached

its

contractual

and

fiduciary

duties,

but
overturned the finding that Credit Suisse Life (Bermuda) Ltd. made fraudulent misrepresentations. In March 2024, the Bermuda Court of Appeal granted Credit

Suisse Life (Bermuda) Ltd.’s motion for

leave to appeal the judgment
to the

Judicial Committee

of the

Privy

Council and

the notice

of such

appeal was

filed.

The

Bermuda Court

of
Appeal also ordered that the current stay continue pending determination of the appeal on the condition that the
damages awarded, plus interest calculated at

the Bermuda statutory rate of 3.5%,

remain in the escrow account.
In

Switzerland,

civil

lawsuits

have

been

commenced

against

Credit

Suisse AG

in

the

Court

of

First

Instance

of
Geneva, with statements of claim served in March

2023 and March 2024.
7. Mozambique matter
Credit

Suisse

was

subject to

investigations by

regulatory

and

enforcement

authorities, as

well as

civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de Atum

S.A. (EMATUM), a

distribution to private investors of loan

participation
notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the

Republic of Mozambique.

In 2019, three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and Credit

Suisse Securities

(Europe) Limited

(CSSEL) entered

into a

Plea Agreement

and pleaded

guilty to

one count
of conspiracy to

violate the US

federal wire fraud

statute. Under the

terms of the

DPA, UBS Group

AG (as successor
to Credit Suisse Group

AG) continued compliance enhancement and remediation efforts agreed by Credit Suisse,
and undertake additional measures as

outlined in the DPA.

In January 2025, as

permitted under the terms of

the
DPA, the DOJ elected to extend the term of

the DPA by one year.
8. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short-Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term

Futures

Index

(XIV

ETNs).

The

complaints have

been

consolidated and

asserts

claims

against

Credit
Suisse

for

violations

of

various

anti-fraud

and

anti-manipulation provisions

of

US

securities

laws

arising

from

a
decline in the value of XIV ETNs in February 2018. On appeal from an order of the SDNY dismissing all claims, the
Second Circuit

issued an

order that

reinstated a

portion of

the claims.

In decisions

in March

2023 and

February
2025,

the

court

granted

class

certification

for

two

of

the

three

classes

proposed

by

plaintiffs

and

denied class
certification of the third proposed class.
9. Bulgarian former clients matter
In December 2020, the Swiss Office

of the Attorney General brought charges against Credit

Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are

alleged to

have laundered

funds through

Credit Suisse

AG accounts.

In

June 2022,

following a

trial, Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework

and ordered to pay

a fine of CHF 2m. In

addition, the court seized

certain client
assets in the amount of approximately CHF 12m

and ordered Credit Suisse AG to pay a

compensatory claim in the
amount of approximately

CHF 19m. Credit Suisse

AG appealed the decision

to the Swiss Federal

Court of Appeals.
Following the

merger of

UBS AG

and Credit

Suisse AG,

UBS AG

confirmed the

appeal. In

November 2024,

the
court issued a judgment that

acquitted UBS AG and annulled

the fine and compensatory claim

ordered by the first
instance court.

In February

2025, the

court affirmed

the acquittal

of UBS

AG, and

the Office

of the

Attorney General
has appealed

the judgment

to the

Swiss Federal

Supreme Court.

UBS has

also appealed

limited to

the issue

whether
a successor entity by merger can be criminally

liable for acts of the predecessor entity.

UBS Group first

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

82
Note 14

Provisions and contingent liabilities

(continued)
10. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party appointed

by FINMA), the

DOJ, the SEC,

the US Federal

Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA,

the WEKO,

the Hong

Kong Competition Commission

and other

regulatory
and governmental agencies. UBS is cooperating with the authorities in these matters. In July 2023, CSI and CSSEL entered into a settlement agreement

with the PRA providing for

the resolution of the PRA’s

investigation. Also in
July 2023, FINMA

issued a decree

ordering remedial measures

and the Federal

Reserve Board issued

an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to undertake certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group, as the legal
successor to Credit Suisse Group AG,

is a party to the FINMA

decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including claims

for breaches of fiduciary duties.
11. Credit Suisse financial disclosures
Credit Suisse

Group AG

and certain

directors, officers and

executives have

been named

in securities

class action
complaints pending in the SDNY and New Jersey federal court. These complaints, filed on behalf of purchasers of
Credit Suisse shares, additional

tier 1 capital notes, and other securities in 2023 and 2024, allege that defendants made

misleading

statements

regarding:

(i) customer

outflows

in

late

2022;

(ii) the

adequacy

of

Credit

Suisse’s
financial

reporting

controls;

and

(iii) the

adequacy

of

Credit

Suisse’s

risk

management

processes,

and

include
allegations

relating

to

Credit

Suisse

Group AG’s

merger

with

UBS

Group AG.

Many

of

the

actions

have

been
consolidated, and

a motion

to dismiss

was granted

in part

and denied

in part

in September

2024. For

one additional
action, filed in October 2023, a motion to dismiss

remains pending.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries,

investigations and/or actions

relating to

these matters, as

well as

for other statements
regarding Credit Suisse’s financial condition,

including from the SEC, the DOJ

and FINMA. UBS is cooperating with
the authorities in these matters.
12. Merger-related litigation
Certain Credit

Suisse Group AG

affiliates and certain

directors, officers

and executives have

been named in

class
action complaints pending in

the SDNY.

One complaint, brought

on behalf of

Credit Suisse shareholders,

alleges
breaches of fiduciary duty under Swiss law and

civil RICO claims under US federal law. In February 2024, the court
granted

defendants’

motions

to

dismiss

the

civil

RICO

claims

and

conditionally

dismissed

the

Swiss

law

claims
pending defendants’ acceptance of

jurisdiction in Switzerland. In

March 2024, having

received consents to

Swiss
jurisdiction from all defendants served with the complaint, the court dismissed the Swiss law claims against those
defendants. Additional

complaints, brought

on behalf

of holders

of Credit

Suisse additional

tier 1 capital

notes (AT1
noteholders) allege breaches of

fiduciary duty under Swiss

law, arising

from a series

of scandals and

misconduct,
which

led

to

Credit

Suisse

Group

AG’s

merger

with

UBS

Group

AG,

causing

losses

to

shareholders

and

AT1
noteholders. Motions to dismiss these complaints were granted in March 2024 and

September 2024 on the basis
that Switzerland

is the

most appropriate

forum for

litigation. Plaintiffs

in two

of these

cases have

appealed the
dismissal.

UBS Group first quarter 2025 report |
Appendix

Appendix
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost of credit risk (bps) Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance

of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts

of
Amounts due from banks and Loans and advances

to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes

the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.

UBS Group first quarter 2025 report |
Appendix

APM label
Calculation

Information content
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus

interest and
dividends, divided by total invested assets

at the
beginning of the period.
This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

Net new deposits (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of deposits recorded during a specific period. Deposits
include customer deposits and customer brokerage
payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of deposits during a specific period

as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.

This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.

Net new loans (USD)
– Global Wealth Management
Calculated as the net amount of originations,
drawdowns and repayments of loans recorded during
a specific period. Loans include loans and

advances to
customers and customer brokerage receivables.
Excluded from the calculation are allowances,
movements due to fair value measurement, foreign
exchange translation, interest and fees, as well

as the
effects on loans and advances to customers of
strategic decisions by UBS to exit markets or

services.
This measure provides information about the
development of loans during a specific period

as a
result of net new loan flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.

UBS Group first quarter 2025 report |
Appendix

APM label
Calculation

Information content
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity (%) Calculated as business division operating profit before tax (annualized for reporting periods shorter than
12 months) divided by average attributed

equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity (%) Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross (%)
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.

UBS Group first quarter 2025 report |
Appendix

APM label
Calculation

Information content
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on attributed equity
(%)

Calculated as underlying business division

operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above)

divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
This is

a general list

of the APMs

used in our

financial reporting. Not

all of

the APMs listed

above may appear

in
this particular report.
Information related to underlying return on common equity tier 1 capital (RoCET1) and underlying return on tangible equity (%)
As of or for the quarter ended
USD m, except where indicated 31.3.25 31.12.24 31.3.24
1
Underlying operating profit / (loss) before tax

2,586

1,768

2,617
Underlying tax expense / (benefit)
2

587

456

677
Net profit / (loss) attributable to non-controlling interests

10

9

9
Underlying net profit / (loss) attributable to shareholders
2

1,989

1,303

1,932
Underlying net profit / (loss) attributable to shareholders
3

7,955

5,211

7,727
Tangible equity

80,276

78,192

77,393
Average tangible equity

79,234

79,084

77,751
CET1 capital

69,152

71,367

77,663
Average CET1 capital

70,260

72,790

77,833
Underlying return on tangible equity (%)
2

10.0

6.6

9.9
Underlying return on common equity tier 1 capital (%)
2

11.3

7.2

9.9
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of the UBS Group Annual Report
2024, available under “Annual reporting” at ubs.com/investors,

for more information about the relevant adjustments.

2 In the second quarter of 2024, comparative-period information for the first quarter of 2024 has been restated to reflect the updated underlying tax impact.

3 Annualized for reporting periods shorter than 12 months.

UBS Group first quarter 2025 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation
CRO

Chief Risk Officer
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS Group first quarter 2025 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS Group first quarter 2025 report |
Appendix

Information sources

Reporting publications
Annual publications
UBS

Group

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

Group

strategy

and
performance; the

strategy and

performance of

the business divisions

and Group functions;

risk, treasury

and capital
management; corporate

governance;

the compensation

framework, including

information about

compensation for
the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This publication

provides a German

translation of

selected sections

of the UBS
Group Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf and

online formats

at
ubs.com/investors
, under

“Financial
information”.

Printed copies, in any language, of the aforementioned

annual publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission

(the

SEC);

information

for

shareholders,

including

UBS

dividend

and

share

repurchase

program
information, and for bondholders, including rating agencies reports; the corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations .
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to
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Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most sections of the filing can be satisfied by referring to the UBS Group AG Annual
Report. However, there is

a small amount

of additional information in

Form 20-F that is

not presented elsewhere
and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that is filed with

the SEC is available on the

SEC’s website:
sec.gov . Refer to ubs.com/investors

for more
information.

UBS Group first quarter 2025 report |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”, including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual

developments and results to

differ materially from UBS’s expectations.

In particular, the global economy may suffer

significant adverse
effects from increasing political tensions between world

powers, changes to international

trade policies, including those related to

tariffs and trade barriers, and
ongoing conflicts

in the Middle

East, as well

as the continuing

Russia–Ukraine war. UBS’s

acquisition of the

Credit Suisse

Group has materially

changed its

outlook
and strategic direction and introduced

new operational challenges. The integration of the

Credit Suisse entities into the

UBS structure is expected

to continue
through 2026 and presents significant

operational and execution risk, including the

risks that UBS may be

unable to achieve the cost

reductions and business
benefits contemplated by

the transaction, that

it may incur

higher costs to

execute the integration

of Credit Suisse

and that the

acquired business may

have
greater risks

or liabilities

than expected.

Following the

failure of

Credit Suisse,

Switzerland is

considering significant

changes to

its capital,

resolution and

regulatory
regime, which,

if proposed

and adopted,

may significantly

increase our

capital requirements

or impose

other costs

on UBS.

These factors

create greater

uncertainty
about forward-looking statements. Other factors that may affect UBS’s performance and ability to achieve its plans, outlook and

other objectives also include,
but are not limited to: (i) the degree to which UBS

is successful in the execution of its

strategic plans, including its cost reduction

and efficiency initiatives and its
ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in

RWA assets

and liabilities

arising from

higher market

volatility and

the size

of the

combined Group;

(ii) the degree

to which

UBS is

successful in
implementing changes to

its businesses to

meet changing market,

regulatory and

other conditions; (iii) inflation

and interest

rate volatility

in major

markets;
(iv) developments in the macroeconomic climate

and in the markets in which UBS operates

or to which it is exposed, including

movements in securities prices or
liquidity, credit

spreads, currency exchange rates,

residential and commercial real

estate markets, general economic conditions, and

changes to national trade
policies on the financial position or creditworthiness of

UBS’s clients and counterparties, as well as on

client sentiment and levels of activity; (v) changes in the
availability of capital and funding, including any adverse changes in UBS’s credit spreads and credit ratings of UBS, as well as availability and cost of funding to meet requirements for debt

eligible for total loss-absorbing capacity

(TLAC); (vi) changes in central bank

policies or the implementation of

financial legislation
and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent
or entity-specific

capital, TLAC,

leverage ratio,

net stable

funding ratio,

liquidity and

funding requirements,

heightened operational

resilience requirements,
incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity
and sharing of operational costs across

the Group or other measures,

and the effect these

will or would have

on UBS’s business activities; (vii) UBS’s ability

to
successfully implement resolvability

and related regulatory requirements and

the potential need to

make further changes to

the legal structure or booking

model
of UBS in

response to legal

and regulatory requirements

and any additional

requirements due to

its acquisition

of the Credit

Suisse Group, or

other developments;
(viii) UBS’s ability to

maintain and improve

its systems and

controls for complying

with sanctions in

a timely manner

and for

the detection and

prevention of
money laundering to meet evolving regulatory

requirements and expectations, in particular in

the current geopolitical turmoil;

(ix) the uncertainty arising from
domestic stresses

in certain

major economies;

(x) changes in

UBS’s competitive

position, including

whether differences

in regulatory

capital and

other requirements
among the major financial centers adversely affect UBS’s

ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its
businesses that

may result

from new

regulations or

new enforcement

of existing

standards, including

measures to

impose new

and enhanced

duties when
interacting with customers and in

the execution and handling of

customer transactions; (xii) the liability

to which UBS may be exposed,

or possible constraints or
sanctions

that

regulatory

authorities

might

impose

on

UBS,

due

to

litigation,

contractual

claims

and

regulatory

investigations, including

the

potential

for
disqualification from

certain businesses,

potentially large

fines or

monetary penalties,

or the

loss of

licenses or

privileges as

a

result of

regulatory or

other
governmental sanctions, as well

as the effect that litigation, regulatory and

similar matters have on the

operational risk component of its

RWA; (xiii) UBS’s ability
to retain and attract the

employees necessary to generate revenues and to manage,

support and control its businesses, which may

be affected by competitive
factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the

recognition of deferred

tax assets and

other matters; (xv) UBS’s

ability to

implement new technologies

and business methods,

including digital
services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and

of

financial models

generally; (xvii) the

occurrence of

operational failures,

such as

fraud, misconduct,

unauthorized trading,

financial crime,
cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats;

(xviii) restrictions on the ability
of UBS Group AG, UBS AG and regulated

subsidiaries of UBS AG to make

payments or distributions, including

due to restrictions on the ability

of its subsidiaries
to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings;

(xix) the degree to which changes
in regulation, capital or

legal structure, financial results

or other factors may

affect UBS’s ability

to maintain its stated

capital return objective; (xx) uncertainty
over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the

evolving nature of

underlying science

and industry and

the possibility of

conflict between

different governmental standards

and regulatory regimes;
(xxi) the ability

of UBS to

access capital markets;

(xxii) the ability

of UBS to

successfully recover from

a disaster or

other business continuity problem

due to a
hurricane, flood, earthquake, terrorist attack, war,

conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or
man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences

that this may have on

its business and performance.

The sequence in which the factors

above are presented is not indicative

of
their likelihood of occurrence

or the potential magnitude

of their consequences. UBS’s

business and financial performance could

be affected by

other factors
identified in its past and future filings and reports, including those filed with the US

Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in

documents furnished by

UBS and filings made by UBS

with the SEC, including the

UBS Group AG and UBS AG Annual

Reports
on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-
looking statements, whether as a result of new information,

future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Number

333-283672), and

on Form

S-8 (Registration

Numbers 333-200634;

333-200635; 333-200641;
333-200665;

333-215254;

333-215255;

333-228653;

333-230312;

333-249143

and

333-272975),

and

into

each
prospectus outstanding

under any

of the

foregoing registration

statements, (2)

any outstanding

offering circular

or
similar document issued

or authorized by

UBS AG that

incorporates by reference any

Forms 6-K of

UBS AG that
are incorporated into

its registration statements filed

with the SEC,

and (3) the

base prospectus of

Corporate Asset
Backed Corporation (“CABCO”)

dated June 23, 2004

(Registration Number 333-111572), the Form

8-K of CABCO
filed and

dated June

23, 2004

(SEC File

Number 001-13444),

and the

Prospectus Supplements

relating to

the CABCO
Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration

Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

Sergio Ermotti

___
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
By:

/s/ Steffen Henrich

____________
Name:

Steffen Henrich
Title:

Group Controller

UBS AG
By:

/s/

Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

_____________
Name:

Steffen Henrich
Title:

Controller

Date:

April 30, 2025